

2023 ANNUAL REPORT

    

GROCERY **CENTERED.** COMMUNITY **FOCUSED.**

PECO Full-Year 2023 Highlights

97.4%
PORTFOLIO LEASED OCCUPANCY

5.2%
CORE FFO GROWTH

4.2%
SAME-CENTER NOI GROWTH

$56.8 Million
NET INCOME ATTRIBUTABLE TO STOCKHOLDERS

Our Differentiated Strategy

Our differentiated and focused strategy of exclusively owning and operating small-format, neighborhood shopping centers anchored by the #1 or #2 grocer by sales in a market continues to result in strong financial and operating performance.



- #1 or #2 Grocery Anchor by Sales (85% of ABR)
- 97% of ABR from Omni-Channel Grocery-Anchored Neighborhood Shopping Centers
- Format Drives Results: Right-Sized Strategic Neighborhood Locations
- 70% of Rents from Necessity-Based Goods and Services
- Last Mile Solution for Necessity-Based and Essential Retailers
- Targeted Trade Areas Where Leading Grocers and Small Shop Neighbors Are Successful











Portfolio Highlights



281
NEIGHBORHOOD CENTERS

32.2
MILLION SQUARE FEET

31
STATES

INVESTMENT GRADE BALANCE SHEET
with significant liquidity position and net debt to annualized adjusted EBITDAre at 5.1x

2023 Highlights:

- $7B Total Enterprise Value
- 3.2% Dividend Yield*
- 4.5% Annual Dividend Increase
- 94% Portfolio Retention Rate
- 16.2% Renewal Spread
- 25.2% New Rent Spread
- $272M Net Acquisitions
- Kroger is PECO's #1 Neighbor
- Publix is PECO's #2 Neighbor

Strength and Resiliency of Our Grocers

+6.1%
Grocer sales per square foot growth as of December 31, 2023

$681
Average annual grocer sales per square foot as of December 31, 2023

2.3%
Grocer health ratio (occupancy cost) as of December 31, 2023

Retailers Growing with PECO:











Chipotle Mexican Grill, CAVA, Starbucks Coffee, Sally Beauty, Salon Lofts, american family care Urgent Care, PT Solutions Physical Therapy, Humana

Learn more about PECO at https://investors.phillipsedison.com. Certain matters included in this presentation may be forward looking statements within the meaning of federal securities laws. Actual future performance and results may differ materially from those included in forward looking statements. Please refer to our most recent annual report on Form 10-K and quarterly report on Form 10-Q filed with the SEC which include risk factors and other information that could cause actual results to differ from what is included in forward looking statements. This presentation includes certain non-GAAP financial measures that the company considers meaningful measures of financial performance. Additional information regarding these non-GAAP measures, including reconciliations to GAAP, as well as definitions of terms in this presentation, are included in documents we have filed with the SEC. *Dividend yield as of December 29, 2023 and is based on an annualized rate of $1.17 per share.

Dear Fellow Shareholders,

In 2023, Phillips Edison & Company, Inc. (Nasdaq: PECO) ("PECO" or the "Company") continued its track record of delivering strong growth. The continued strong performance of our portfolio is driven by our high occupancy, strong leasing spreads, high retention and the many advantages of the suburban markets where we operate our neighborhood shopping centers.

The operating environment remains strong with a resilient consumer. Retailers want to be located in our centers where our grocers drive consistent and recurring foot traffic. PECO continues to benefit from several positive macroeconomic trends that create demand for space and tailwinds for growth. The transaction market also improved over the year, and we acquired over $272 million of acquisitions, net of dispositions in 2023.

The PECO team accomplished a great deal in 2023, and we have a lot for which to be proud. At the macroeconomic level, the year presented many challenges with high inflation, rising interest rates and global conflict. However, the consistency of our growth is a testament to our differentiated and focused strategy of exclusively owning right-sized grocery-anchored neighborhood shopping centers anchored by the #1 or #2 grocer by sales in a market. Our results at the property level are driven by our integrated operating platform and our experienced and cycle-tested team.

Portfolio Highlights: Continued Strong Occupancy and Leasing Results

Our Neighbors are thriving in our grocery-anchored centers, as evidenced by our strong retention rates and renewal rent spreads, which continue to be meaningfully above historical levels. Demand for space in grocery-anchored centers remains solid, and PECO's leasing team continues to convert this demand into higher rents.



TOWN CENTER AT JENSEN BEACH | JENSEN BEACH, FL

Portfolio occupancy remained strong in 2023 and ended the year at 97.4% leased. In terms of new lease activity, we continue to have success in driving meaningfully higher rents. Comparable new and renewal rent spreads were 25.2% and 16.2% in 2023, respectively. We continue to have great success retaining our Neighbors, and PECO's retention rate remained strong at 94% in 2023.

In addition to our strong rental growth trends, we continue to focus on and expand our pipeline of ground-up outparcel development and repositioning projects. In 2023, we stabilized 13 projects and delivered over 230,000 square feet of space to our Neighbors. These projects are expected to provide superior risk-adjusted returns and have a meaningful impact on our long-term NOI growth with weighted average cash on cash yields between 9% and 12%. We believe this activity remains a great use of free cash flow and produces attractive returns with less risk. We continue to make great progress on these properties, and our team is working hard on growing this pipeline.

For the year ended December 31, 2023:
- Net income attributable to stockholders increased 17.6% to $56.8 million, or $0.48 per diluted share, compared to $48.3 million, or $0.42 per diluted share, during 2022.
- Same-Center Net Operating Income ("NOI")* increased 4.2% to $396.6 million, compared to $380.5 million during 2022.
- Nareit Funds From Operations ("FFO")* increased 6.7% to $299.5 million, or $2.25 per diluted share, from $280.7 million, or $2.15 per diluted share, during 2022.
- Core FFO increased 5.2% to $310.7 million, or $2.34 per diluted share, compared to $295.3 million, or $2.27 per diluted share, during 2022.

*Definitions and reconciliations of Non-GAAP financial measures can be found in the attached Form 10-K.

Strength and Resiliency of Our Neighbors

We continue to see the many benefits of PECO's grocery-anchored portfolio with our healthy mix of national, regional and local retailers. Over 70% of PECO's total rent comes from necessity-based goods and services, which drive regular and recurring foot traffic from customers in the 3-mile trade area. These retail categories include grocery stores, quick service restaurants, beauty and healthcare and medical retail – or "Medtail" as we call this growing category. We are seeing consistent strong demand across all geographic regions.

The PECO team remains optimistic about the current strong operating environment and the continued positive momentum we are experiencing across leasing, redevelopment and development. In addition, our healthy Neighbor mix and grocery-anchored strategy positions PECO well for continued steady growth.

2023 Stock Performance

Looking at total returns, PECO had the highest total shareholder return of the shopping center REITs, at 46% from our IPO through December 31, 2023. For the full year 2023, PECO's common stock price increased 15%. This compared to the performance of the MSCI Real Estate Index, which was up 14%, and our retail Shopping Center peers, up 6% on average. In addition, PECO's dividend yield of 3.2% in 2023 compared favorably to the S&P 500 dividend yield of 1.7%.

Dividend Distribution Increase in 2023

PECO announced in September 2023 that the Board of Directors approved an increase of 4.5% to the monthly dividend distribution rate on PECO's common stock and Operating Partnership units. PECO has a stable payout ratio, which gives us confidence in the stability of our distribution rate while allowing us to invest meaningfully in our portfolio and drive additional cash flow growth. PECO's conservative payout ratio allows the Company to retain free cash flow after distributions to pursue accretive acquisitions and redevelopment opportunities.

With a predictable income stream from monthly distributions, combined with our unique ability to drive internal and external growth, we believe an investment in PECO provides stockholders with the right balance of stability and growth while supporting our long-standing commitment to growing total shareholder value over the long term.



MANSELL VILLAGE | ROSWELL, GA



VILLAGE SHOPPES AT WINDERMERE | SUWANEE, GA

Well-Positioned for Long-Term Growth

PECO has always been a growth company, and we are well-positioned to continue to grow. With regards to our growth profile, we expect future organic growth to come from continued increases in occupancy, growth in leasing spreads, contractual rent increases and our pipeline of redevelopment and development activity.

PECO also continues to be well positioned and well capitalized with a fortress balance sheet and liquidity to pursue our external growth through new acquisition opportunities as they arise. For the full year 2023, we acquired 11 shopping centers, two outparcels and one land parcel for acquisitions totaling $272 million, net of dispositions, at a weighted average cap rate of 6.6%.

PECO continues to benefit from a number of positive macroeconomic trends that create strong tailwinds and drive strong Neighbor demand. These trends include a resilient consumer, hybrid work, migration to the Sunbelt, population shifts that favor suburban neighborhoods and the importance of physical locations in last-mile delivery. The impact of these demand factors are further amplified due to limited new supply over the last 10 years.

Our experienced and cycle-tested team; integrated operating platform; and grocery-anchored strategy placed PECO in a strong position in 2023, which continues into 2024.

Corporate Responsibility Efforts

Being a responsible corporate citizen has always been integral to our strategy. Our corporate responsibility framework, which we refer to as our "PECO-ECO Promise"™, aligns to our mission, core values and strategic initiatives. It reflects our commitment to our People, Environmental Stewardship, Culture & Community and Oversight & Ethics. Our PECO-ECO Promise™ further aligns to our Core Values and guides our decision-making processes throughout our Company. It serves to remind us of the broad impact of our business on our stakeholders and the communities we serve as one of the nation's largest owners and operators of grocery-anchored neighborhood shopping centers.

We are exceptionally proud of our culture at PECO, which has been a priority for our leadership team since our founding and as it has continually evolved over the years. We have a high energy, collaborative, results driven team. PECO's 2023 associate survey had a 90% engagement rate, which put us in the top 10% of all U.S. and global companies on engagement. Being named a "Top Place to Work" in Cincinnati for the seventh year in a row confirms that our strength is truly with our associates. Their engagement, expertise, dedication and innovation will continue to help drive our success.


RIVERPARK SHOPPING CENTER | SUGAR LAND, TX


SHOPS AT SUNSET LAKES | MIRAMAR, FL

Continue to GROW with PECO

We are excited about the future growth opportunities at PECO, and we hope you will continue to remain invested alongside us for many years to come. Here is why we are excited about the future of PECO:



G: Grocery Anchored. Since our founding, our exclusive focus has been owning and operating neighborhood grocery-anchored shopping centers. Our centers provide necessity-based goods and services, which drive regular and recurring foot traffic from customers in the 3-mile trade area. We focus on building community at each center we own, which is why we refer to our tenants as Neighbors. We are creating centers that will have the right mix of Neighbors for the communities they are in. Our nationwide portfolio is geographically diverse. Rather than focusing exclusively on coastal markets, we focus on well-located suburban markets with growing population and strong demographics. We compete on the corner of Main and Main.



R: Regular Income; Strong Returns. PECO's properties and its team have delivered strong performance in all market cycles. We have a consistent track record of growing stockholder value. Our goal remains constant. We are focused on increasing the principal amount of your investment and providing income in the form of regular monthly distributions that can grow over time. We are proud of our track record of positive results. We believe our future is bright. We are well positioned to increase investor returns going forward.



O: Omni-Channel Landlord. We are an omni-channel landlord, which allows us to capitalize on the future of retail real estate. Our grocery anchored centers are complementary to e-commerce and are thriving in today's omni-channel environment. Our brick-and-mortar centers are a critical component to both last mile delivery and buy-online and pick up in store ("BOPIS") commerce for our retailers.



W: Well-Aligned & Experienced. Lastly, we are well-aligned with our investors. As we have said, PECO's experienced and aligned management team owns 8% of the Company. We have meaningful skin in the game and are committed to driving stockholder value. Being a responsible corporate citizen has been integral to our strategy, and we are focused on actions designed to have a long-term, positive impact for all stakeholders. We are well aligned with our investor's interests, and our 30-year track record of success demonstrates this.

We are encouraged by the meaningful growth opportunities that lie ahead. We encourage you to continue to GROW with us.

Thank You

As PECO's largest stockholder, it's important for you to know that I have never sold a share of PECO, and I do not plan to sell any of my shares in the near future. We appreciate your confidence in our team and your many years of support. We accomplished many great things in 2023. We could not be more excited about the future of PECO as we look at 2024 and beyond, and we sincerely thank you for your investment.

Please do not hesitate to reach out if you have any questions.



Sincerely,

Jeff Edison
Stockholder, Co-founder, Chairman & CEO
Phillips Edison & Company, Inc.

Contact PECO's Investor Relations Team:
Transfer Agent - Computershare: (888) 518-8073
Email Investor Relations: InvestorRelations@phillipsedison.com



PHILLIPS EDISON & COMPANY®

11501 NORTHLAKE DRIVE
CINCINNATI OH 45249







GROCERY **CENTERED.** COMMUNITY **FOCUSED.**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☑   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2023

or

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from _____ to _____
Commission file number 000-54691



PHILLIPS EDISON & COMPANY, INC.

(Exact name of registrant as specified in its charter)

Maryland	**27-1106076**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
11501 Northlake Drive, Cincinnati, Ohio	**45249**
(Address of principal executive offices)	(Zip Code)

(513) 554-1110

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $0.01 per share	PECO	Nasdaq Global Select Market

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☑   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes ☐   No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.   Yes ☑   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☑   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☑	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in rule 12b-2 of the Act).   Yes ☐   No ☑

As of June 30, 2023, the aggregate market value of the registrant's common stock held by non-affiliates of the registrant was $4.0 billion, based on a closing price of $34.08 as reported on the Nasdaq Global Select Market.

As of February 5, 2024, there were approximately 122.2 million outstanding shares of common stock of the registrant.

Documents Incorporated by Reference: Certain required information will be included in our definitive proxy statement to be filed with the SEC within 120 days after December 31, 2023 in connection with the Company's 2024 Annual Meeting of Stockholders, and is hereby incorporated by reference into Part III of this Form 10-K.

TABLE OF CONTENTS

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in this Annual Report on Form 10-K of Phillips Edison & Company, Inc. ("we," the "Company," "our," or "us") other than historical facts may be considered forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the Private Securities Litigation Reform Act of 1995 (collectively with the Securities Act and the Exchange Act, the "Acts"). These forward-looking statements are based on current expectations, estimates, and projections about the industry and markets in which we operate, and beliefs of, and assumptions made by, management of our company and involve uncertainties that could significantly affect our financial results. We intend for all such forward-looking statements to be covered by the applicable safe harbor provisions for forward-looking statements contained in the Acts. Such forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "can," "expect," "intend," "anticipate," "estimate," "believe," "continue," "possible," "initiatives," "focus," "seek," "objective," "goal," "strategy," "plan," "potential," "potentially," "preparing," "projected," "future," "long-term," "once," "should," "could," "would," "might," "uncertainty," or other similar words. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date this report is filed with the U.S. Securities and Exchange Commission ("SEC"). Such statements include, but are not limited to: (a) statements about our plans, strategies, initiatives, and prospects; (b) statements about our underwritten incremental yields; and (c) statements about our future results of operations, capital expenditures, and liquidity. Such statements are subject to known and unknown risks and uncertainties, which could cause actual results to differ materially from those projected or anticipated, including, without limitation: (i) changes in national, regional, or local economic climates; (ii) local market conditions, including an oversupply of space in, or a reduction in demand for, properties similar to those in our portfolio; (iii) vacancies, changes in market rental rates, and the need to periodically repair, renovate, and re-let space; (iv) competition from other available shopping centers and the attractiveness of properties in our portfolio to our tenants; (v) the financial stability of our tenants, including, without limitation, their ability to pay rent; (vi) our ability to pay down, refinance, restructure, or extend our indebtedness as it becomes due; (vii) increases in our borrowing costs as a result of changes in interest rates and other factors; (viii) potential liability for environmental matters; (ix) damage to our properties from catastrophic weather and other natural events, and the physical effects of climate change; (x) our ability and willingness to maintain our qualification as a real estate investment trust ("REIT") in light of economic, market, legal, tax, and other considerations; (xi) changes in tax, real estate, environmental, and zoning laws; (xii) information technology security breaches; (xiii) our corporate responsibility initiatives; (xiv) loss of key executives; (xv) the concentration of our portfolio in a limited number of industries, geographies, or investments; (xvi) the economic, political, and social impact of, and uncertainty relating to, pandemics or other health crises; (xvii) our ability to re-lease our properties on the same or better terms, or at all, in the event of non-renewal or in the event we exercise our right to replace an existing tenant; (xviii) the loss or bankruptcy of our tenants; (xix) to the extent we are seeking to dispose of properties, our ability to do so at attractive prices or at all; (xx) the impact of inflation on us and on our tenants; and (xxi) any of the other risks included in this Annual Report on Form 10-K, including those set forth in "Part I, Item 1A. Risk Factors". Therefore, such statements are not intended to be a guarantee of our performance in future periods.

Except as required by law, we do not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

ITEM 1. BUSINESS

All references to "Notes" throughout this Annual Report on Form 10-K refer to the footnotes to the consolidated financial statements in "Part II, Item 8. Financial Statements and Supplementary Data".

OVERVIEW—Phillips Edison & Company, Inc. ("we," the "Company," "PECO," "our," or "us"), a real estate investment trust ("REIT") founded in 1991, is one of the nation's largest owners and operators of omni-channel grocery-anchored shopping centers. Additionally, we operate a third-party investment management business providing property management and advisory services to two unconsolidated institutional joint ventures, in which we have partial ownership interests, and one private fund (collectively, the "Managed Funds"). The majority of our revenues are lease revenues derived from our real estate investments. Our portfolio primarily consists of neighborhood centers anchored by the #1 or #2 grocer tenants by sales within their respective formats by trade area. As of December 31, 2023, our portfolio was 97.4% leased. Our tenants, who we refer to as "Neighbors," are a mix of national, regional, and local retailers that primarily provide necessity-based goods and services. We believe our locations are in fundamentally strong demographic markets throughout the United States. Our brick and mortar assets positively contribute to our Neighbors' omni-channel strategies and act as the last mile delivery solution.

We were formed as a Maryland corporation in October 2009 and have elected to be taxed as a REIT for U.S. federal income tax purposes. Substantially all of our business is conducted through Phillips Edison Grocery Center Operating Partnership I, L.P. (the "Operating Partnership"), a Delaware limited partnership formed in December 2009. We are a limited partner of the Operating Partnership, and our wholly-owned subsidiary, Phillips Edison Grocery Center OP GP I LLC, is the sole general partner of the Operating Partnership.

As of December 31, 2023, we wholly-owned 281 shopping centers. Additionally, we owned a 14% interest in Grocery Retail Partners I LLC ("GRP I"), a joint venture with Northwestern Mutual Life Insurance Company, which owned 20 shopping centers. We also owned a 20% equity interest in Necessity Retail Partners ("NRP"), a joint venture with an affiliate of TPG Real Estate. In May 2022, we sold the final property in our NRP joint venture. In total, our managed portfolio of wholly-owned shopping centers and those owned through our unconsolidated joint venture comprised approximately 34.4 million square feet located in 31 states.

BUSINESS OBJECTIVES AND STRATEGIES—Our business objective is to own, operate, and manage well-occupied grocery-anchored shopping centers in order to deliver long-term growth and value creation to all stakeholders while acting as a responsible corporate citizen. We seek to achieve this objective by generating cash flows, income growth, and capital appreciation for our stockholders through our differentiated and focused strategy, responsible balance sheet management, and integrated operating platform. Our goal is to create great grocery-anchored shopping experiences and improve our communities, one center at a time.

Differentiated and Focused Strategy—We believe our differentiated strategy drives strong financial and operational performance and future growth, including showing resiliency during economic down cycles.

- *Omni-Channel Grocery-Anchored Neighborhood Shopping Centers*—We focus on investing in omni-channel shopping centers anchored by the #1 or #2 grocer by sales within their respective trade area. As of December 31, 2023, for our wholly-owned shopping centers, 85% of our annualized base rent ("ABR") was generated from shopping centers anchored by such grocers. Grocery-anchored shopping centers generally have strong foot traffic leading to high demand for leasing Neighbor spaces, which enhances our ability to increase lease revenue. These centers provide an attractive last-mile solution to residents of our communities by providing "Buy Online, Pick-Up in Store", curbside pick-up, and grocery delivery options. We target investments with attractive going-in yields and growth potential in markets with demographic profiles that support necessity-based retail concepts.

- *Neighbor-Base*—As of December 31, 2023, approximately 70% of our ABR, including the pro rata portion attributable to properties owned through our unconsolidated joint venture, is generated from Neighbors providing necessity-based goods and services. We believe our focus on necessity-based goods and services retailers limits our exposure to distressed retailers and allows us to demonstrate resiliency during times of real estate and economic down cycles.

- *Targeted Portfolio*—We focus on owning centers in trade areas with favorable demographics that align with those of leading grocers. Further, we seek to invest in small format centers where leasing activity is concentrated in smaller tenant spaces and limits exposure to high-risk retailers. We believe that smaller centers provide higher growth potential because they enjoy a positive leasing dynamic as: (i) we believe retailer demand is strongest for inline space, which contains less than 10,000 square feet of gross leasable area; (ii) there is less exposure to big box retailers, which we believe have higher risk because they require larger capital expenditures and have fewer leasing opportunities; and (iii) smaller centers typically have lower capital expenditures. We intend to grow our portfolio through targeted acquisitions that align with our differentiated and focused strategy.

- *Macroeconomic Trends*—We continually monitor the macroeconomic environment to identify trends that are positive for the growth potential of our shopping centers. We believe recent trends such as: (i) population shifts to the Sun Belt and from urban to suburban communities in certain geographic locations; (ii) the continued presence of hybrid work initiatives; (iii) the importance of last mile delivery; (iv) low supply and lack of new construction coupled with high occupancy; and (v) continued consumer resilience will create additional leasing demand and growth opportunities for our shopping centers.

Balance Sheet Management Positioned for External Growth—Our strategy is to grow our portfolio by pursuing acquisitions in a disciplined manner, while maintaining an attractive leverage profile and flexible balance sheet to preserve our investment grade rating. We believe this is a critical part of maintaining access to multiple forms of capital, including common stock, unsecured debt, bank debt, and mortgage debt, to maximize availability and minimize our overall cost of capital.

- *Funding External Growth*—We have identified a target market of approximately 5,800 centers across the United States and believe we have a long runway for external growth. We believe our effective shelf registration statement and At-the-Market offering ("ATM") program allow us to access equity and debt capital, further enhancing our financial flexibility and external growth potential. We believe our investment grade balance sheet and our available liquidity of $606.6 million under our senior unsecured revolving credit facility provide us with the financial capacity to pursue external growth initiatives in an accretive and prudently capitalized manner. Additionally, our investment management platform enables us to source and manage incremental sources of capital through unconsolidated joint ventures, which provide us incremental fee revenue opportunities.

- *Debt Maturity Profile*—We believe we have maintained an appropriately staggered debt maturity profile with no meaningful maturities in 2024, which will position us for long-term growth. Our outstanding debt obligations are composed primarily of (i) unsecured debt, including term loans, senior notes, and a revolving credit facility, and (ii) secured mortgage debt.

- *Investment Grade Ratings*—Our current investment grade ratings are Baa3 (Outlook: Stable) with Moody's Investors Services and BBB- (Outlook: Positive) with S&P Global Ratings.

Internal Growth Through Our Integrated Operating Platform—We believe our internally-staffed, vertically-integrated operating platform to lease and manage omni-channel grocery-anchored neighborhood shopping centers will continue to provide stability and generate growth in our existing portfolio, optimizing returns for our stockholders.

- *Leasing*—Our national footprint of experienced and Locally Smart™ leasing professionals is dedicated to increasing net operating income ("NOI") at our centers by: (i) maximizing rental rates while improving the credit profile of our rental revenue; (ii) attracting high-quality retailers while improving the merchandising mix; (iii) capitalizing on below-market rent opportunities by increasing rents as leases expire; (iv) executing leases with contractual rent increases; and (v) increasing occupancy.

- *Property Management Services*—We believe we add value by overseeing all aspects of operations at our properties. Our Locally Smart™ property managers effectively manage costs while maintaining a pleasant, clean, and safe environment where retailers can be successful and customers can enjoy a great shopping experience. Further, we provide our Neighbors with responsive customer service and marketing tools, as well as other sophisticated solutions, such as a centralized accounting, billing, and tax review platform to facilitate our daily operations.

- *Development and Redevelopment*—Our team of seasoned professionals identify opportunities to unlock additional value at our properties through investments in our outparcel and redevelopment program. Our strategies include outparcel development, footprint reconfiguration, anchor repositioning, and anchor expansion, among others. These projects create opportunities to increase the overall yield and value of our properties, which we believe will allow us to deliver long-term growth and value creation to all stakeholders while creating great grocery-anchored shopping center experiences.

COMPETITION—Our business is inherently competitive. We believe that the competition is highly fragmented. We are subject to considerable competition in both seeking shopping centers to acquire and attracting and retaining Neighbors in our existing shopping centers. We compete with institutional investors and other REITs, as well as local, regional, and national owner-operators for property acquisitions. We compete with other properties including malls, lifestyle centers, power centers, community centers, neighborhood centers, free-standing retail, and main street retail in attracting new Neighbors and retaining existing Neighbors when their leases expire. The competition for Neighbors varies depending on the characteristics of each property.

We believe that the principal competitive factors in attracting and retaining Neighbors are the quality of the grocery anchor, location, trade area demographics, tenant mix, physical condition of the shopping center, and occupancy cost. These factors combine to determine the level of occupancy and rental rates that we are able to achieve at our properties. We believe that the quality of our omni-channel grocery-anchored shopping centers enables us to compete effectively for Neighbors. We believe that we maintain a competitive position in the acquisition market due to our track record and positive reputation.

SEGMENT DATA—Our principal business is the ownership and operation of community and neighborhood shopping centers. We do not distinguish our principal business or group our operations by geography or size for purposes of measuring performance. Accordingly, we have presented our results as a single reportable segment.

COMPLIANCE WITH GOVERNMENT REGULATION—Compliance with various governmental regulations has an impact on our business, including our capital expenditures, earnings, and competitive position. The impact of these governmental regulations can be material to our business. We incur costs to monitor and take action to comply with governmental regulations that are applicable to our business, which include, among others: federal securities laws and regulations; REIT and other tax laws and regulations; environmental and health and safety laws and regulations; local zoning, usage, and other regulations relating to real property; and the Americans with Disabilities Act of 1990, as amended ("ADA"). See "Item 1A. Risk Factors" below for a discussion of material risks to us (including those, to the extent material to our competitive position, relating to governmental regulations) and see "Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" of this filing on Form 10-K, together with our consolidated financial statements and accompanying footnotes, for a discussion of material information relevant to an assessment of our financial condition and results of operations (including, to the extent material, the effects that compliance with governmental regulations may have upon our capital expenditures and earnings).

As of December 31, 2023, we are not aware of any environmental conditions or material costs of complying with environmental or other government regulations that would have a material adverse effect on our overall business. However, it is possible that we are not aware of, or may become subject to potential environmental liabilities or material costs of complying with government regulations due to changes in requirements or otherwise that could be material to our business.

CORPORATE RESPONSIBILITY AND SUSTAINABILITY—Our corporate responsibility and sustainability program ("CRSP"), which we also refer to as our "PECO-ECO Promise™", is designed to align with our corporate mission and strategic initiatives. With a mission of "creating great omni-channel grocery-anchored shopping center experiences and improving our communities, one shopping center at a time", we strive to have a positive impact on all our stakeholders. Our CRSP is overseen by our full Board of Directors (the "Board") reflecting our comprehensive approach to strong governance. In addition, we have a dedicated director liaison, Ms. Silfen, providing oversight to our PECO-ECO Team members based on her significant experience in energy innovation and sustainability. Our PECO-ECO Team is led by our General Counsel, who provides regular updates to the full Board on our CRSP.

Our PECO-ECO Promise™ is based on four pillars that are guided by our mission and our goal of driving long-term value creation for our stakeholders: our People and Culture, Environmental Stewardship, Community, and Oversight and Ethics:

PEOPLE AND CULTURE—At PECO, our associates are our greatest asset. We believe in fostering a work environment where every team member feels valued, respected, and empowered. To achieve this, our key areas of focus include:

- *Engagement and Satisfaction:* We empower our associates through personalized coaching and annual stock awards, intended to foster a resilient culture that has earned PECO the title of a Top Place to Work for seven consecutive years by Cincinnati Enquirer. By granting 100% of eligible associates service-based restricted stock units in PECO, we empower and encourage our associates to think and operate like owners, which we believe drives better decision making and strengthens our culture.

- *Learning and Development:* We are committed to continuous learning and the professional development of our associates. Established in 2007, PECO University is a hub for learning and development of our associates, encompassing our online learning platform, PECO U online, leadership development, mentoring programs, and more. PECO's commitment to continuous learning includes an annual talent management process, workshops on development goal plans, and the PECO Mentor Match program, an internal mentoring program.

- *Health and Well-Being:* We strive to create a workplace that prioritizes the well-being of our associates. Our "Beyond Benefits" wellness program is integral to our Company's culture and is designed to address our associates' emotional, physical, and financial well-being. The program includes sponsoring wellness activities and challenges designed to improve the overall health of our associates.

- *Inclusion and Belonging:* At PECO, fostering connection and inclusivity is a core commitment of our culture. We established three associate-led resource groups, PECO Multicultural Opportunities, Resources & Education ("PECO MORE"), PECO Networking Opportunities for Women ("PECO NOW"), and PECO Connect to help further diversity, inclusion, collaboration, and communication throughout the Company.

As of December 31, 2023, we had approximately 290 associates located in 20 states across the country, with concentrations in our corporate offices in Cincinnati, Ohio; Park City, Utah; and Atlanta, Georgia. Approximately 51% of our workforce is female and 49% is male. Our senior leadership team is 18% female and 82% male, while manager roles and above are approximately 39% female and 61% male. For the year ended December 31, 2023, our overall turnover rate was 8%, with 6% voluntary turnover, compared to our previous three year overall turnover average of 13%, with 10% voluntary turnover.

ENVIRONMENTAL STEWARDSHIP—Environmental stewardship is an important component of our commitment to sustainability, encapsulated in our PECO-ECO Promise™. We recognize that sustainable practices are not only beneficial for the environment but also important for our business success and contributing to the well-being of the communities we operate in. A key component of our sustainable practices is focused on improving operational efficiencies and resource reductions within our portfolio. Our initiatives include calculating our Scope 1 and Scope 2 GHG emissions, participating in the Global Real Estate Sustainability Benchmark ("GRESB") Real Estate Assessment, pursuing energy efficiency, developing on-site solar projects, and installing electric vehicle ("EV") charging stations. We are also focused on attaining sustainable property certifications, implementing water conservation measures, and managing waste effectively.

We are proud to highlight the milestones below, as of December 31, 2023, in our ongoing sustainability journey:

- *Exterior Lighting:* Completed the retrofit of 98.1% of our wholly-owned portfolio to LED parking lot lighting, moving closer to our goal of retrofitting 100% of our portfolio by 2025.

- *Renewable Energy:* Installed 14 solar array systems to date.

- *Water Conservation:* Conserved over 62 million gallons of water in 2023 (through September) through the implementation of xeriscaping and our "Smart Water Control Program", generating cost savings of over $200,000.

- *EV Charging Stations:* Installed EV chargers at 17.7% of our eligible properties to date.

- *Waste Management:* Achieved a waste diversion rate of approximately 26.0% at properties with a landlord-controlled waste program.

- *Building Certifications:* Secured WELL Health-Safety recertification for our company headquarters in Cincinnati, Ohio and Institute of Real Estate Management Certified Sustainable Property Certifications at 163 properties in 2023, bringing the total number of properties with certifications to 172.

COMMUNITY—Through our mission of "creating great omni-channel grocery-anchored shopping center experiences and improving our communities, one shopping center at a time", we strive to actively engage with our Neighbors and the local communities that we serve. Our focus is on being Locally Smart™ and understanding the unique needs of each community. This commitment to our communities extends to its physical spaces, with initiatives like Front Row to Go® providing convenient curbside pickup for our local shoppers, and a retailer mix that offers storefront windows and drive-through stores for additional convenience for local shoppers.

Our community commitment is also evident in our initiatives like our PECO Community Partnership, an award-winning, associate-led program that encourages community involvement and connects our associates to causes they care about. In 2023, PECO Community Partnership sponsored 15 community service events and contributed over 440 service hours, including a volunteer day in partnership with Keep Cincinnati Beautiful at Green Man Park where 69 associates participated in a park cleanup and revitalization project.

PECO's partnership with communities also extends to disaster relief efforts, exemplified by our Incident Response Team. This team provides support to Neighbors and communities impacted by disasters, such as Hurricane Idalia in August 2023, as part of PECO's commitment to being there for its Neighbors and communities during challenging times.

OVERSIGHT AND ETHICS—Our governance framework guides our decision-making and accountability. Supported by an experienced executive management team, we maintain a robust system of corporate governance policies, designed to foster an ethical culture committed to the PECO-ECO Promise™ and to driving our goal of creating long-term value.

We believe our corporate governance structure closely aligns our interests with those of our stockholders. Notable features include: (i) each of our directors is subject to election annually, and our charter prevents us from classifying our Board unless we receive prior stockholder approval; (ii) we have opted out of the business combination and control share acquisition statutes in the Maryland General Corporation Law; (iii) we do not have a stockholder rights plan; (iv) we have a Stock Ownership Policy that requires each non-associate director, our CEO, and each other named executive officer to own a certain amount of our equity; and (v) our bylaws provide that our stockholders may alter or replace our bylaws upon the affirmative vote of a majority of the votes entitled to be cast.

We operate under the oversight of our Board, which is comprised of nine directors, seven of whom meet the independence criteria set forth by the Nasdaq Global Select Market ("Nasdaq") and U.S. Securities and Exchange Commission ("SEC") rules. Our Audit, Nominating and Governance ("N&G"), and Compensation Committees are comprised solely of independent directors who complete annual self-assessments. Our Board has adopted Corporate Governance Guidelines that, among other things, establish criteria and expectations for our directors, and our N&G Committee has responsibility for annually evaluating our Board and each of its committees. We are cognizant of "overboarding" and none of our directors serve on more than two other public company boards. We are compliant with Nasdaq's Board Diversity Rule and have three female directors and two directors who are members of underrepresented racial or ethnic minorities.

More information about our CRSP is available on our website and in our Corporate Responsibility Report, which are not incorporated by reference and should not be considered part of this Annual Report on Form 10-K.

INFORMATION ABOUT OUR EXECUTIVE OFFICERS—The following table details information for our executive officers as of December 31, 2023:

Name	Age	Title	Joined PECO
Jeffrey S. Edison	63	Chairman & Chief Executive Officer	Co-Founder
Devin I. Murphy[1]	63	President	2013
Robert F. Myers[1]	51	Chief Operating Officer & Executive Vice President	2003
John P. Caulfield	43	Chief Financial Officer, Executive Vice President & Treasurer	2014
Tanya E. Brady	56	General Counsel, Executive Vice President & Secretary	2013

[1] Devin Murphy stepped down as President effective December 31, 2023 and became Managing Director of Investment Management effective January 1, 2024 through his retirement date of June 30, 2024. Effective January 1, 2024, Robert Myers became President.

CORPORATE HEADQUARTERS—Our corporate headquarters, located at 11501 Northlake Drive, Cincinnati, Ohio 45249, is where we conduct a majority of our management, leasing, construction, and investment activities, as well as administrative functions such as accounting and finance. Additionally, we maintain two regional offices located in Atlanta, Georgia and Park City, Utah.

ACCESS TO COMPANY INFORMATION—We electronically file our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, Proxy and Information statements, and all amendments to those reports with the SEC. The SEC maintains an internet site at www.sec.gov that contains the reports, proxy and information statements, and other information regarding issuers, including ours that are filed electronically.

We make available, free of charge, the Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and all amendments to those reports on our website, www.phillipsedison.com. These reports are available as soon as reasonably practicable after such material is electronically filed with or furnished to the SEC. Also available on our website are (i) our Corporate Governance Guidelines, (ii) our Code of Business Conduct and Ethics, and (iii) our Whistleblower Policy. In the event of any changes to these documents, revised copies will be made available on our website. We intend to disclose on our website under "Investors - Governance - Governance Overview" any amendment to, or waiver of, any provisions of our Code of Business Conduct and Ethics applicable to the directors and/or officers of the Company that would otherwise be required to be disclosed under the rules of the SEC or Nasdaq. We also disclose, and intend to disclose, on our website under "Investors" material nonpublic information to comply with our disclosure obligations under Regulation FD. The contents of our website are not incorporated by reference.

ITEM 1A. RISK FACTORS

You should specifically consider the following material risks in addition to the other information contained in this Annual Report on Form 10-K. The occurrence of any of the following risks might have a material adverse effect on our business, operating results, financial condition, and cash flows. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business, operating results, financial condition, and cash flows.

Summary of Risk Factors

An investment in our common stock involves risks. You should carefully consider the risks summarized here and described more fully below.

Risks Related to Our Business and Operations

- Our revenues and cash flows will be affected by the success and economic viability of our anchor Neighbors.

- A significant percentage of our revenues is derived from non-anchor Neighbors, and our net income and ability to make distributions to stockholders may be adversely affected if these Neighbors are not successful.

- We may be unable to sell shopping centers when desired, at an attractive price, or at all, and the sale of a property could cause significant tax payments.

- We face competition and other risks in pursuing acquisition opportunities that could increase the cost of such acquisitions and/or limit our ability to grow, and we may not be able to generate expected returns or successfully integrate completed acquisitions into our existing operations.

- We share ownership of our unconsolidated joint ventures and do not have exclusive decision-making power, and as such, we are unable to ensure that our objectives will be pursued.

- Our real estate assets may decline in value and be subject to significant impairment losses, which may reduce our net income.

- We actively reinvest in our portfolio in the form of development and redevelopment projects, which have inherent risks that could adversely affect our financial condition, cash flows, and results of operations.

- The continued shift in retail sales towards e-commerce may adversely affect our financial condition, cash flows, and results of operations.

- Actual incremental unlevered yields for our development and redevelopment projects may vary from our underwritten incremental unlevered yield range.

- Pandemics, epidemics, or other health crises may have a negative effect on our and our Neighbors' businesses, financial condition, results of operations, cash flows, and liquidity.

Risks Related to Our Indebtedness and Liquidity

- We have substantial indebtedness, and we may need to incur additional indebtedness, including recourse debt, in the future, which could adversely affect our business, financial condition, and ability to make distributions to our stockholders.

Risks Related to Our Corporate Structure and Organization

- We and our consolidated subsidiary, the Operating Partnership, entered into tax protection agreements with certain protected partners, which may limit the Operating Partnership's ability to sell or otherwise dispose of certain shopping centers and may require the Operating Partnership to maintain certain debt levels that otherwise would not be required to operate its business.

Risks Related to Our REIT Status and Other Tax Risks

- Failure to qualify as a REIT would cause us to be taxed as a regular C corporation, which would substantially reduce funds available for distributions to stockholders.

- If the Operating Partnership fails to qualify as a partnership for U.S. federal income tax purposes, we would fail to qualify as a REIT and would suffer adverse consequences.

- Complying with REIT requirements may cause us to forgo otherwise attractive opportunities or liquidate otherwise attractive investments.

Risks Related to Business Continuity

- We and our Neighbors face risks relating to cybersecurity attacks, which could cause loss of confidential information and other disruptions to business operations, and compliance with new laws and regulations regarding cybersecurity and privacy may result in substantial costs and may decrease cash available for distributions.

Risks Related to Our Common Stock

- The market price and trading volume of shares of our common stock may be volatile.

- The number of shares of our common stock available for future issuance or sale could adversely affect the market price of our common stock.

Risks Related to Our Business and Operations

Our revenues and cash flows will be affected by the success and economic viability of our anchor Neighbors.

Anchor Neighbors (a Neighbor occupying 10,000 or more square feet) occupy large stores in our shopping centers, pay a significant portion of the total rent at a property, and contribute to the success of other Neighbors by attracting shoppers to the property. Our revenues and cash flows may be adversely affected by the loss of revenues and additional costs in the event a significant anchor Neighbor: (i) becomes bankrupt or insolvent; (ii) experiences a downturn in its business; (iii) defaults on its lease; (iv) decides not to renew its lease as it expires; (v) renews its lease at lower rental rates and/or requires tenant improvements; or (vi) renews its lease but reduces its store size, which results in down-time and additional tenant improvement costs to us to re-lease the space. Some anchors have the right to vacate their space and may prevent us from re-tenanting by continuing to comply and pay rent in accordance with their lease agreement. Vacated anchor space, including space owned by the anchor, can reduce rental revenues generated by the shopping center in other spaces because of the loss of the departed anchor's customer drawing power. In the event that we are unable to re-lease the vacated space to a new anchor Neighbor in such situations, we may incur additional expenses in order to re-model the space to be able to re-lease the space to more than one Neighbor.

If a significant Neighbor vacates a property, co-tenancy clauses in select lease contracts may allow other Neighbors to modify or terminate their rent or lease obligations. Co-tenancy clauses have several variants: (i) they may allow a Neighbor to postpone a store opening if certain other Neighbors fail to open their stores; (ii) they may allow a Neighbor to close its store prior to lease expiration if another Neighbor closes its store prior to lease expiration; or (iii) they may allow a Neighbor to pay reduced levels of rent until a certain number of Neighbors open their stores within the same shopping center.

The leases of some anchor Neighbors may permit the anchor Neighbor to transfer its lease to another retailer. The transfer to a new anchor Neighbor could cause customer traffic in the shopping center to decrease and thereby reduce the potential income generated by that shopping center. A lease transfer to a new anchor Neighbor could also allow other Neighbors to make reduced rental payments or to terminate their leases.

A significant percentage of our revenues is derived from non-anchor Neighbors, and our net income and ability to make distributions to stockholders may be adversely affected if these Neighbors are not successful.

A significant percentage of our revenues is derived from non-anchor Neighbors, some of which may be more vulnerable to negative economic conditions as they typically have more limited resources than anchor Neighbors. Significant Neighbor distress across our portfolio could adversely affect our financial condition, results of operations, and cash flows, and our ability to service our debt and make distributions to our stockholders. A property may incur vacancies either by the expiration of a Neighbor lease, the continued default of a Neighbor under its lease, or the early termination of a lease by a Neighbor. In order to maintain occupancy, we may have to offer inducements, such as free rent and tenant improvements, to compete for the right type or mix of non-anchor Neighbors in our shopping centers. In addition, if we are unable to attract additional or replacement Neighbors, the resale value of the property could be diminished, even below our acquisition costs, because the market value of a particular property depends principally upon the value of the cash flows generated by the leases associated with that property.

We face considerable competition in the leasing market and may be unable to renew leases or re-lease space as leases expire. Consequently, we may be required to make rent or other concessions and/or incur significant capital expenditures to retain and attract Neighbors, which could adversely affect our financial condition, cash flows, and results of operations.

There are numerous shopping venues, including other shopping centers and e-commerce, that compete with our portfolio in attracting and retaining retailers. This competition may hinder our ability to attract and retain Neighbors, leading to increased vacancy rates, reduced rents, and/or increased capital investments. For leases that renew, rental rates upon renewal may be lower than current rates. For those leases that do not renew, we may not be able to promptly re-lease the space on favorable terms or with reasonable capital investments, or at all. In these situations, our financial condition, cash flows, and results of operations could be adversely affected.

We may be unable to collect balances due from Neighbors in bankruptcy.

The bankruptcy or insolvency of a significant Neighbor or a number of smaller Neighbors may adversely affect our financial condition, cash flows and results of operations, and our ability to pay distributions to our stockholders. Generally, under bankruptcy law, a debtor Neighbor has the legal right to reject any or all of their leases and close related stores. If the Neighbor rejects the lease, we will have a claim against the Neighbor's bankruptcy estate. Although rent owing for the period between filing for bankruptcy and rejection of the lease may be afforded administrative expense priority and paid in full, pre-bankruptcy arrears and amounts owing under the remaining term of the lease will be afforded general unsecured claim status (absent collateral securing the claim). General unsecured claims are the last claims paid in a bankruptcy, and, therefore, funds may not be available to pay such claims in full. Moreover, amounts owing under the remaining term of the lease will be capped. As a result, it is likely that we would recover substantially less than the full value of any unsecured claims we hold. Additionally, we may incur significant expense to recover our claim and to re-lease the vacated space. In the event that a Neighbor with a significant number of leases in our shopping centers files bankruptcy and rejects its leases, we may experience a significant reduction in our revenues and may not be able to collect all pre-petition amounts owed by the bankrupt Neighbor.

We may be restricted from leasing space to certain retailers.

Some of our leases contain provisions that give a specific retailer the exclusive right to sell particular types of goods or services within that shopping center. These provisions may limit the number and types of prospective retailers to which we are able to lease space in a particular shopping center, which may result in increased costs to find a permissible retailer and decreased revenues if one or more spaces sit vacant or we have to accept lower rental rates or a less qualified retailer to fill the space.

We may be unable to sell shopping centers when desired, at an attractive price, or at all, and the sale of a property could cause significant tax payments.

Our shopping centers, including related tangible and intangible assets, represent the majority of our total consolidated assets, and they may not be readily convertible to cash. As a result, our ability to sell one or more of our shopping centers, including shopping centers held in unconsolidated joint ventures, in response to changes in economic, industry, or other conditions, may be limited. The real estate market is affected by many factors that are beyond our control, including, but not limited to general economic conditions, availability and terms of financing, interest rates, supply and demand for space, and other factors. There may be less demand for lower quality shopping centers that we have identified for ultimate disposition in markets with uncertain economic or retail environments, and where buyers are more reliant on the availability of third-party mortgage financing. If we want to sell a property, we can provide no assurance that we will be able to dispose of it in the desired time period or at all, or that the sale price of a property will be attractive at the relevant time or even exceed the carrying value of our investment. Moreover, if a property is mortgaged, we may not be able to obtain a release of the lien on that property without the payment of a substantial prepayment penalty, which may restrict our ability to dispose of the property, even though the sale might otherwise be desirable.

Some of our shopping centers have a low tax basis, which may result in a taxable gain on sale. We intend to utilize tax-deferred exchanges under Section 1031 of the Internal Revenue Code of 1986, as amended (the "IRC"), to mitigate taxable income ("Section 1031 Exchanges"); however, there can be no assurance that we will identify exchange shopping centers that meet our investment objectives for acquisitions. In the event that we do not utilize Section 1031 Exchanges, we may be required to distribute the gain proceeds to stockholders or pay income tax, which may reduce our cash flows available to fund our commitments and distributions to stockholders. Moreover, it is possible that future legislation could be enacted that could modify or repeal the laws with respect to Section 1031 Exchanges, which could make it more difficult or impossible for us to dispose of shopping centers on a tax-deferred basis.

We face competition and other risks in pursuing acquisition opportunities that could increase the cost of such acquisitions and/or limit our ability to grow, and we may not be able to generate expected returns or successfully integrate completed acquisitions into our existing operations.

We continue to evaluate the market for acquisition opportunities, and we may acquire shopping centers when we believe strategic opportunities exist. Our ability to acquire shopping centers on favorable terms and successfully integrate, operate, reposition, or redevelop them is subject to several risks. We may be unable to acquire a desired property because of competition from other real estate investors, including from other well-capitalized REITs and institutional investment funds. Even if we are able to acquire a desired property, competition from such investors may significantly increase the purchase price. We may also abandon acquisition activities after expending resources to pursue such opportunities. Once we acquire new shopping centers, these shopping centers may not yield expected returns for several reasons, including: (i) failure to achieve expected occupancy and/or rent levels within the projected time frame, if at all; (ii) inability to successfully integrate new shopping centers into existing operations; and (iii) exposure to fluctuations in the general economy, including due to the time lag between signing definitive documentation to acquire a new property and the closing of the acquisition. If any of these events occur, the cost of the acquisition may exceed initial estimates or the expected returns may not achieve those originally contemplated, which could adversely affect our financial condition, cash flows, and results of operations.

We share ownership of our unconsolidated joint ventures and do not have exclusive decision-making power, and as such, we are unable to ensure that our objectives will be pursued.

We have invested capital, and may invest additional capital, in unconsolidated joint ventures (instead of directly acquiring wholly-owned assets), for which we do not have exclusive decision-making power over the development, financing, leasing, management, and other aspects of these investments. As a result, the institutional joint venture partners might have interests or goals that are inconsistent with ours, take action contrary to our interests, or otherwise impede our objectives. Conflicts arising between us and our partners may be difficult to manage and/or resolve and it could be difficult to manage or otherwise monitor the existing business arrangements.

In addition, unconsolidated joint venture arrangements may decrease our ability to manage risk and implicate additional risks, such as: (i) potentially inferior financial capacity, diverging business goals and strategies and the need for our venture partners' continued cooperation; (ii) the joint venture partners might become bankrupt, suffer a deterioration in their creditworthiness, or fail to fund their share of required capital contributions; (iii) our inability to take actions with respect to the unconsolidated joint ventures' activities that we believe are favorable to us if our institutional joint venture partners do not agree; (iv) our inability to control the legal entities that have title to the real estate associated with the joint ventures; (v) our lenders may not be easily able to sell our joint venture assets and investments or may view them less favorably as collateral, which could negatively affect our liquidity and capital resources; (vi) our institutional joint venture partners can take actions that we may not be able to anticipate or prevent, which could result in negative impacts on our debt and equity; and (vii) our institutional joint venture partners' business decisions or other actions or omissions may result in harm to our reputation or adversely affect the value of our investments.

Our real estate assets may decline in value and be subject to significant impairment losses, which may reduce our net income.

Our real estate properties are carried at cost less depreciation unless circumstances indicate that the carrying value of these assets may not be recoverable. We routinely evaluate whether there are any impairment indicators, including property operating performance, property occupancy trends, and actual marketing or listing price of properties being targeted for disposition, such that the value of the real estate properties (including any related tangible or intangible assets or liabilities) may not be recoverable. If, through our evaluation, we determine that a given asset exhibits one or more such indicators, we then compare the current carrying value of the asset to the estimated undiscounted cash flows that are directly associated with the use and ultimate disposition of the asset. Our estimated cash flows are based on several key assumptions, including rental rates, costs of Neighbor improvements, leasing commissions, anticipated holding periods, and assumptions regarding the residual value upon disposition, including the estimated exit capitalization rate. These key assumptions are subjective in nature and may differ materially from actual results. Changes in our disposition strategy or changes in the marketplace may alter the holding period of an asset or asset group, which may result in an impairment loss and such loss may be material to our financial condition or operating performance. To the extent that the carrying value of the asset exceeds the estimated undiscounted cash flows, an impairment loss is recognized equal to the excess of carrying value over fair value.

The fair value of real estate assets is subjective and is determined through the use of comparable sales information and other market data if available. These subjective assessments have a direct effect on our net income because recording an impairment charge results in an immediate negative adjustment to net income, which may be material. During the year ended December 31, 2023, we incurred no impairment charges. We will continue to evaluate the risk profile of each asset and may potentially recognize impairments in future quarters. Accordingly, there can be no assurance that we will not record impairment charges in the future related to our assets.

We actively reinvest in our portfolio in the form of development and redevelopment projects, which have inherent risks that could adversely affect our financial condition, cash flows, and results of operations.

We actively pursue opportunities for outparcel development and existing property redevelopment. Development and redevelopment activities require various government and other approvals for entitlements and any delay in or failure to receive such approvals may significantly delay this process or prevent us from recovering our investment. We are subject to other risks associated with these activities, including the following:

- we may be unable to lease developments and redevelopments to full occupancy on a timely basis;
- the occupancy rates and rents of a completed project may not be sufficient to make the project profitable;
- actual costs of a project may exceed original estimates, possibly making the project unprofitable;
- delays in the development or construction process may increase our costs;
- construction cost increases may reduce investment returns on development and redevelopment opportunities;
- we may abandon redevelopment opportunities and lose our investment due to adverse market conditions;
- the size of our development and redevelopment pipeline may strain our labor or capital capacity to complete projects within targeted timelines and may reduce our investment returns;
- a reduction in the demand for new retail space may reduce our future development and redevelopment activities, which in turn may reduce our net operating income; and/or
- changes in the level of future development activity may adversely impact our results from operations by reducing the amount of internal general overhead costs that may be capitalized.

Inflationary pressures, rising interest rates, supply chain disruptions, and labor shortages may exacerbate certain of these risks. If we fail to reinvest in our portfolio or maintain its attractiveness to retailers and consumers, if our capital improvements are not successful, or if retailers or consumers perceive that shopping at other venues (including e-commerce) is more convenient, cost-effective, or otherwise more compelling, our financial condition, cash flows, and results of operations could be adversely affected.

Adverse economic, regulatory, market, and real estate conditions may adversely affect our financial condition, cash flows, and results of operations.

Our portfolio is predominantly comprised of omni-channel neighborhood grocery-anchored shopping centers, and during the year ended December 31, 2023, our holdings in Florida and California accounted for 12.2% and 10.9%, respectively, of our ABR (including our wholly-owned portfolio as well as the prorated portion of shopping centers owned through our joint ventures). Therefore, our performance is subject to risks associated with owning and operating neighborhood omni-channel grocery-anchored shopping centers, and may be further subject to additional risk as a result of the geographic concentration noted above. Such risks include, but are not limited to: (i) changes in national, regional, and local economic climates or demographics; (ii) competition from other available shopping centers and e-commerce, and the attractiveness of our shopping centers to our Neighbors; (iii) increased competition for real estate assets targeted by our investment strategies; (iv) adverse local conditions, such as oversupply or reduction in demand for similar shopping centers in an area and changes in real estate zoning laws that may reduce the desirability of real estate in an area; (v) vacancies, changes in market rental rates, and the need to periodically repair, renovate, and re-lease space; (vi) ongoing disruption and/or consolidation in the retail sector; (vii) increases in operating costs, due to inflation or otherwise, including common area expenses, utilities, insurance, and real estate taxes, which are relatively inflexible and generally do not decrease if revenue or occupancy decreases; (viii) increases in the costs to repair, renovate, and re-lease space; (ix) changes in interest rates and the availability of financing, which may render the sale or refinance of a property or loan difficult or unattractive; (x) earthquakes, tornadoes, hurricanes, droughts, wildfires, or other weather and climate-related events and natural disasters, civil unrest, terrorist acts, or acts of war, which may result in uninsured or underinsured losses; (xi) epidemics, pandemics, or other widespread outbreaks or resulting public fear that disrupt the businesses of our Neighbors causing them to fail to pay rent on time or at all; and (xii) changes in laws and governmental regulations, including those governing usage, zoning, the environment, and taxes. Such risks also include, but are not limited to, those that could impact the financial stability of our Neighbors, including their ability to pay rent and expense reimbursements, such as supply chain disruptions and constraints, inflationary pressures throughout the supply chain, labor shortages and inflationary pressures on wages, increases in retail theft, and other risks and uncertainties described elsewhere in this "Risk Factors" section. These and other factors could adversely affect our financial condition, cash flows, and results of operations.

The continued shift in retail sales towards e-commerce may adversely affect our financial condition, cash flows, and results of operations.

Retailers are increasingly affected by e-commerce and changes in customer buying habits, which were further accelerated as a result of the COVID-19 pandemic, including the delivery or curbside pick-up of items ordered online. Retailers are considering these e-commerce trends when making decisions regarding their brick and mortar stores and how they will compete and innovate in a rapidly changing e-commerce environment. Many retailers in our shopping centers provide services or sell goods that are unable to be performed online (such as haircuts, massages, and fitness centers) or that have historically been less likely to be purchased online (such as grocery stores, restaurants, and coffee shops); however, the continuing increase in e-commerce sales (including online orders for immediate delivery or pickup in store) may cause retailers to adjust the size or number of retail locations in the future or close stores. Our grocer Neighbors are incorporating e-commerce concepts through home delivery or curbside pickup, which could reduce foot traffic at our centers and adversely affect our occupancy and rental rates. Changes in shopping trends as a result of the growth in e-commerce may also affect the profitability of retailers that do not adapt to changes in market conditions. While we devote considerable effort and resources to analyze and respond to Neighbor trends, Neighbor and consumer preferences, and consumer spending patterns, we cannot predict with certainty what future Neighbors will want, what future retail spaces will look like, or how much revenue will be generated at traditional brick and mortar locations. If we are unable to anticipate and respond promptly to trends in the market (such as space for a drive through or curbside pickup), our occupancy levels and rental rates may decline, and our financial condition, cash flows, and results of operations may be adversely impacted.

Actual incremental unlevered yields for our development and redevelopment projects may vary from our underwritten incremental unlevered yield range.

As part of our standard development and redevelopment underwriting process, we analyze the yield for each project and establish a range of target yields ("underwritten incremental unlevered yields"). Underwritten incremental unlevered yields reflect the yield we target to generate from each project upon expected stabilization and are calculated as the estimated incremental NOI for a project at stabilization divided by its estimated net project investment. The estimated incremental NOI is the difference between the estimated annualized NOI we target to generate from a project upon stabilization and the estimated annualized NOI without the planned improvements. Underwritten incremental unlevered yield does not include peripheral impacts, such as lease rollover risk or the impact on the long term value of the property upon sale or disposition.

Underwritten incremental unlevered yields are based solely on our estimates, using data available to us in our development and redevelopment underwriting processes. The actual total cost to complete a development or redevelopment project may differ substantially from our estimates due to various factors, including unanticipated expenses, delays in the estimated start and/or completion date of planned development projects, and other contingencies. In addition, the actual incremental NOI from our planned development and redevelopment activities may differ substantially from our estimates based on numerous other factors, including delays and/or difficulties in leasing and stabilizing a development or redevelopment project, failure to obtain estimated occupancy and rental rates, inability to collect anticipated rental revenues, Neighbor bankruptcies, and unanticipated expenses that we cannot pass on to our Neighbors. Actual incremental unlevered yields may vary from our underwritten incremental unlevered yield range based on the actual total cost to complete a project and its incremental NOI at stabilization.

Pandemics, epidemics, or other health crises may have a negative effect on our and our Neighbors' businesses, financial condition, results of operations, cash flows, and liquidity.

Our business, and the businesses of our Neighbors, could be materially and adversely affected by the risks, or the public perception of the risks, related to a pandemic, epidemic, or other health crisis, like the COVID-19 pandemic, especially if there is a negative impact to customers' willingness or ability to frequent our Neighbors' businesses.

As was experienced during the COVID-19 pandemic, such crises could cause significant disruptions to the United States and global economy and contribute to significant volatility and negative pressure in financial markets. Government responses, including quarantines, restrictions on travel, mandatory closures of businesses, or other restrictions, as well as changes in consumer behavior, could negatively impact our tenants and their ability to operate their businesses, which could impact our ability to collect on current or past due rent payments or fully recover amounts due under the terms of a lease agreement in the event of a default by a Neighbor.

The unpredictable nature of pandemics, epidemics, and other health crises precludes any prediction as to one's ultimate adverse impact. A worsening of the economic, political, and social environment as a result presents material risks and uncertainties with respect to our and our Neighbors' business, financial condition, results of operations, cash flows, liquidity, and ability to satisfy debt service obligations.

An increased focus on metrics and reporting related to ESG factors may impose additional costs and expose us to new risks.

Investors and other stakeholders have become more focused on understanding how companies address a variety of ESG factors. When evaluating investment decisions, many investors and shareholders look not only at company ESG disclosures, but also to ESG rating systems that have been developed by third-party groups to allow comparisons between companies. Although we participate in a number of these ratings systems, and generally score relatively well in those in which we do participate, we do not participate in, and would not necessarily score as well in, all of the available rating systems. Further, the criteria used in these ratings systems may change frequently, and we cannot guarantee that we will be able to score well as criteria change. We supplement our participation in ratings systems with corporate disclosure of our ESG activities, but many investors and other stakeholders may look for disclosures that we do not provide. In addition, the SEC is currently evaluating rulemaking that is likely to impose additional ESG disclosure and other requirements on us. Failure to participate in certain of the third-party ratings systems, failure to score well in those ratings systems, failure to provide certain ESG disclosures, or unfavorable comparisons in these areas to other companies, could result in reputational harm when investors or others compare us against similar companies in our industry, could result in investor engagement on our ESG initiatives and disclosures or increased costs relating to ESG initiatives, and could cause certain investors to be unwilling to invest in our stock, which could adversely impact our ability to raise capital.

Risks Related to Our Indebtedness and Liquidity

We have substantial indebtedness, and we may need to incur additional indebtedness, including recourse debt, in the future, which could adversely affect our business, financial condition, and ability to make distributions to our stockholders.

We have obtained, and may continue to obtain, lines of credit, and other long-term financing that are secured by our shopping centers and other assets. On December 31, 2023, we had indebtedness of $2.0 billion comprised of $1.5 billion in unsecured debt, $0.4 billion in outstanding secured loan facilities, and $0.1 billion in mortgage loans and finance lease obligations. In connection with executing our business strategies, we expect to evaluate additional acquisitions and strategic investments, and we may elect to finance these endeavors by incurring additional indebtedness. We may also incur mortgage debt on shopping centers that we already own in order to obtain funds to acquire additional shopping centers or make other capital investments. In addition, we may borrow as necessary or advisable to ensure that we maintain our qualification as a REIT for U.S. federal income tax purposes, including borrowings to satisfy the REIT requirement that we distribute at least 90% of our annual REIT taxable income to our stockholders (computed without regard to the dividends-paid deduction and excluding net capital gain). However, we cannot guarantee that we will be able to obtain any such borrowings on satisfactory terms. Additionally, if we have insufficient income to service any recourse debt obligations, our lenders could institute proceedings against us to foreclose upon our assets.

If we mortgage a property and there is a shortfall between the cash flows from that property and the cash flows needed to service mortgage debt on that property, then the amount of cash available for distributions to stockholders may be reduced. In addition, incurring mortgage debt increases the risk of loss of a property because defaults on indebtedness secured by a property may result in lenders initiating foreclosure actions. If any mortgages contain cross-collateralization or cross-default provisions, a default on a single property could affect multiple shopping centers. Additionally, we may give full or partial guarantees to lenders of mortgage debt on behalf of the entities that own our shopping centers. When we give a guaranty on behalf of an entity that owns one of our shopping centers, we will be responsible to the lender for satisfaction of the debt if it is not paid by such entity. Currently, we are a limited guarantor on a mortgage loan for our unconsolidated joint venture. Our guarantee is limited to being the non-recourse carveout guarantor and the environmental indemnitor.

High debt levels could have material adverse consequences for the Company, including hindering our ability to adjust to changing market, industry, or economic conditions; limiting our ability to access the capital markets to refinance maturing debt or to fund acquisitions or emerging businesses; requiring the use of a substantial portion of our cash flows for the payment of principal and interest on our debt, thereby limiting the amount of free cash flow available for future operations, acquisitions, distributions, stock repurchases, or other uses; making us more vulnerable to economic or industry downturns, including interest rate increases; and placing us at a competitive disadvantage compared to less leveraged competitors.

We may not be able to access financing on favorable terms, or at all.

We may finance our assets over the long-term through a variety of means, including unsecured bonds, credit facilities, secured pools, issuance of commercial mortgage-backed securities, and other structured financings. Our ability to execute this strategy will depend on various market conditions that are beyond our control, including lack of capital availability and greater credit spreads. We cannot be certain that these markets will remain an efficient source of long-term financing for our assets. If our strategy is not viable, we will have to find alternative forms of long-term financing for our assets. This could subject us to more recourse indebtedness and the risk that debt service on less efficient forms of financing would require a larger portion of our cash flows, thereby reducing cash available for distribution to our stockholders and funds available for operations as well as for future business opportunities.

Covenants in our loan agreements may restrict our operations and adversely affect our financial condition and ability to make distributions to our stockholders.

When providing financing, a lender may impose restrictions on us that affect our distribution and operating policies and our ability to incur additional debt. Our loan agreements may contain covenants that limit our ability to further mortgage a property or discontinue insurance coverage. In addition, loan agreements may limit our ability to enter into or terminate certain operating or lease agreements related to a property. Mortgage debt and other property-level debt that we may incur may also limit our ability to transfer properties from one subsidiary to another. These or other limitations would decrease our operating flexibility and our ability to achieve our operating objectives, which may adversely affect our financial condition and ability to make distributions to our stockholders.

Covenants in certain of our loan agreements specify that certain named individuals must remain a member of management and/or the Board or require certain level of management or Board continuity in connection with a fundamental transaction.

Certain of our loan agreements contain covenants that require certain named individuals, including Mr. Edison, to continue serving as a member of management and/or the Board or require certain levels of senior management and/or Board continuity following a change of control or other fundamental transaction. If such individuals were to depart from the Company within a specified time prior to such transaction or within such specified time after such a transaction, we may be required to negotiate waivers of such covenants or obtain replacement financing, which we may not be able to do on satisfactory terms or at all.

Higher market capitalization rates and lower NOI for our shopping centers may adversely impact our ability to sell shopping centers and fund developments and acquisitions, and may dilute earnings.

As part of our capital recycling strategy, we sell shopping centers that no longer meet our growth and investment objectives due to stabilization or perceived future risk. Sales proceeds are then used to fund the construction of developments, redevelopments, expansions, and acquisitions, and to repay debt. An increase in market capitalization rates or a decline in NOI may cause a reduction in the value of shopping centers identified for sale, which would have an adverse effect on the amount of cash generated. Additionally, the sale of shopping centers resulting in significant tax gains may require higher distributions to our stockholders in order to maintain our REIT status or payment of additional income taxes. We intend to utilize Section 1031 Exchanges to mitigate taxable income. However, there can be no assurance that we will identify exchange shopping centers that meet our investment objectives for acquisitions.

Increases in interest rates could increase the amount of our interest payments and adversely affect our ability to pay distributions to our stockholders.

Although a significant amount of our outstanding debt has fixed interest rates, we borrow funds at variable interest rates under our credit facilities and term loans. As of December 31, 2023, 22.4% of our outstanding debt was variable rate debt. Increases in interest rates would increase our interest expense on any variable rate debt to the extent we have not hedged our exposure to changes in interest rates. In addition, increases in interest rates will affect the terms under which we refinance our existing debt as it matures, to the extent we have not hedged our exposure to changes in interest rates, resulting in higher interest rates and increased interest expense. Either of these events would reduce our future earnings and cash flows, which may adversely affect our ability to service our debt and meet our other obligations and also may reduce the amount we are able to distribute to stockholders.

Hedging activity may expose us to risks, including the risks that a counterparty will not perform and that the hedge will not yield the economic benefits we anticipate, which may adversely affect our financial condition, cash flows, and results of operations.

From time to time, we manage our exposure to interest rate volatility by using interest rate hedging arrangements that involve risk, including but not limited to, the risk that counterparties may fail to honor their obligations under these arrangements, that these arrangements may not be effective in reducing our exposure to interest rate changes, and that we may be required to pay the counterparty if interest rates decrease in the future below the hedged amount. There can be no assurance that our hedging arrangements will qualify for hedge accounting or that our hedging activities will have the desired beneficial impact on our results of operations. Should we desire to terminate a hedging agreement, there may be significant costs and cash requirements involved to fulfill our obligations under the hedging agreement. Failure to hedge effectively against interest rate changes may adversely affect our financial condition, cash flows, and results of operations.

Risks Related to Our Corporate Structure and Organization

The Operating Partnership's limited partnership agreement grants certain rights and protections to the limited partners, which allows them to vote in connection with a change of control transaction that might involve a premium price for shares of our common stock.

The Operating Partnership's limited partnership agreement grants certain rights and protections to the limited partners, including granting them the right to vote in connection with a change of control transaction. Any such change of control transaction is required to be approved by holders of ownership units of the Operating Partnership ("OP units") (including our Company and its subsidiaries) at the same level of approval as required for approval by holders of shares of our common stock. For purposes of any such vote, we will be deemed to vote the OP units held by us and our subsidiaries in proportion to the manner in which all of our outstanding shares of common stock were voted at a stockholders meeting relating to such transaction. As of December 31, 2023, we would have directly or indirectly controlled approximately 89.3% of the OP units. Furthermore, as of December 31, 2023, Mr. Edison had voting control over approximately 6.9% of the OP units (considering OP units owned by us), and therefore could have influence over votes on change of control transactions.

We and our consolidated subsidiary, the Operating Partnership, entered into tax protection agreements with certain protected partners, which may limit the Operating Partnership's ability to sell or otherwise dispose of certain shopping centers and may require the Operating Partnership to maintain certain debt levels that otherwise would not be required to operate its business.

We and the Operating Partnership entered into a tax protection agreement on October 4, 2017 (the "2017 TPA") with, among others, Mr. Edison, and certain entities controlled by him at the closing of a transaction in May 2017 pursuant to which we internalized our management structure through the acquisition of certain real estate assets and the third-party investment management business of Phillips Edison Limited Partnership ("PELP") in exchange for OP units and cash. Pursuant to the 2017 TPA, if the Operating Partnership: (i) sells, exchanges, transfers, or otherwise disposes of certain shopping centers in a taxable transaction, or undertakes any taxable merger, combination, consolidation or similar transaction (including a transfer of all or substantially all assets), for a period of ten years commencing on October 4, 2017; or (ii) fails, prior to the expiration of such period, to maintain certain minimum levels of indebtedness that would be allocable to each protected partner for tax purposes or, under certain circumstances, fails to offer such protected partners the opportunity to guarantee certain types of the Operating Partnership's indebtedness, then the Operating Partnership will indemnify each affected protected partner, including Mr. Edison, against certain resulting tax liabilities. Our tax indemnification obligations include a tax gross-up. As of December 31, 2023, 28 of our 281 wholly-owned shopping centers, four outparcels, and the land under which one of our properties is located, comprising approximately 10.5% of our ABR, are subject to the protection described in clause (i) above, and the potential "make-whole amount" on the estimated aggregate amount of built-in gain subject to such protection is approximately $122.7 million.

We and the Operating Partnership entered into an additional tax protection agreement (the "2021 TPA") on July 19, 2021 with Mr. Edison, Mr. Murphy, and Mr. Myers, which will become effective upon the expiration of the 2017 TPA. The 2021 TPA generally has the following terms: (i) the 2021 TPA will severally provide to Mr. Edison, Mr. Murphy, and Mr. Myers the same protection provided under the 2017 TPA until 2031, so long as (a) Mr. Edison, Mr. Murphy, or Mr. Myers (or their permitted transferees), as applicable, individually owns at least 65% of the OP units owned by him as of the date of the execution of the 2021 TPA and (b) in the case of Mr. Murphy or Mr. Myers, Mr. Edison individually owns at least 65% of the OP units owned by him as of the date of the execution of the 2021 TPA; and (ii) the 2021 TPA will provide that following the expiration of the four-year tax protection period under the 2021 TPA, for so long as Mr. Edison holds at least $5.0 million in value of OP units, (a) Mr. Edison will have the opportunity to guarantee debt of the Operating Partnership or enter into a "deficit restoration" obligation, and (b) the Operating Partnership will provide reasonable notice to Mr. Edison before effecting a significant transaction reasonably likely to result in the recognition of more than one-third of the built-in gain allocated to Mr. Edison that is protected under the 2017 TPA as of the date that the 2021 TPA is executed, and will consider in good faith any proposal made by Mr. Edison relating to structuring such transaction in a manner to avoid or mitigate adverse tax consequences to him.

Therefore, although it may be in our stockholders' best interest for us to cause the Operating Partnership to sell, exchange, transfer or otherwise dispose of one or more of these shopping centers, it may be economically prohibitive for us to do so until the expiration of the applicable protection period because of these indemnity obligations. Moreover, these obligations may require us to cause the Operating Partnership to maintain more or different indebtedness than we would otherwise require for our business. As a result, the tax protection agreements could, during their term, restrict our ability to take actions or make decisions that otherwise would be in our best interests.

Our stockholders have limited control over changes in our policies and operations, which increases the uncertainty and risks our stockholders face.

Our Board determines our major policies, including our policies regarding financing, growth, debt capitalization, REIT qualification, and distributions. Our Board may amend or revise these and other policies without the vote of our stockholders. Under the Maryland General Corporation Law, as amended ("MGCL") and our charter, our stockholders have a right to vote only on limited matters. Our Board's broad discretion in setting policies and our stockholders' inability to exert control over those policies increases the uncertainty and risks our stockholders face.

Our charter, bylaws, and Maryland law contain terms that may discourage a third party from acquiring us in a manner that could result in a premium price to our stockholders.

Our charter, bylaws, and Maryland law contain provisions that may delay, defer, or prevent a transaction or a change of control that might involve a premium price for our common stock or that our stockholders otherwise believe to be in their best interest. Our charter authorizes our Board to, without stockholder approval, amend our charter to increase or decrease the aggregate number of authorized shares of stock, to authorize us to issue additional shares of our common stock or preferred stock, and to classify or reclassify unissued shares of our common stock or preferred stock and thereafter to authorize us to issue such classified or reclassified shares of stock. We believe these charter provisions will provide us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs that might arise. The additional classes or series, as well as the additional authorized shares of our common stock, will be available for issuance without further action by our stockholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded, and our Board could authorize the issuance of preferred stock with priority as to distributions and amounts payable upon liquidation over the rights of the holders of our common stock.

Our charter, with certain exceptions, authorizes our Board to take such actions as are necessary and desirable to preserve our qualification as a REIT. To help us comply with the REIT ownership requirements under the IRC, among other purposes, our charter prohibits any person from directly or constructively owning more than 9.8% in value of our aggregate outstanding stock or more than 9.8% in value or number of shares, whichever is more restrictive, of our aggregate outstanding common stock, unless exempted by our Board.

In addition, the MGCL permits our Board to implement certain takeover defenses without stockholder approval.

These and other provisions of our charter, bylaws, and Maryland law could have the effect of delaying, deferring, or preventing a change in control, including an extraordinary transaction (such as a merger, tender offer, or sale of all or substantially all of our assets) that might provide a premium price to holders of our common stock.

Our rights and the rights of our stockholders to recover claims against our officers and directors are limited, which could reduce our stockholders' and our recovery against them if they cause us to incur losses.

Maryland law provides that a director has no liability in that capacity if he or she performs his or her duties in good faith, in a manner he or she reasonably believes to be in the corporation's best interests and with the care that an ordinarily prudent person in a like position would use under similar circumstances. Our charter, in the case of our directors and officers, requires us to indemnify our directors and officers to the maximum extent permitted by Maryland law. Additionally, our charter limits the liability of our directors and officers for monetary damages to the maximum extent permitted under Maryland law. As a result, we and our stockholders may have more limited rights against our directors, officers, associates, and agents than might otherwise exist under common law, which could reduce our stockholders' and our recovery against them. In addition, we may be obligated to fund the defense costs incurred by our directors, officers, associates, and agents in some cases, which would decrease the cash otherwise available for distribution to stockholders.

Risks Related to Our REIT Status and Other Tax Risks

Failure to qualify as a REIT would cause us to be taxed as a regular C corporation, which would substantially reduce funds available for distributions to stockholders.

We elected to be taxed as a REIT for U.S. federal income tax purposes commencing with our taxable year ended December 31, 2010. We believe that our organization and method of operation has enabled and will continue to enable us to meet the requirements for qualification and taxation as a REIT for U.S. federal income tax purposes. However, we cannot assure you that we will qualify as such. This is because qualification as a REIT involves the application of highly technical and complex provisions of the IRC as to which there are only limited judicial and administrative interpretations and involves the determination of facts and circumstances not entirely within our control. Future legislation, new regulations, administrative interpretations, or court decisions may significantly change the tax laws or the application of the tax laws with respect to qualification as a REIT for federal income tax purposes or the federal income tax consequences of such qualification.

If we fail to qualify as a REIT in any taxable year, and are unable to obtain relief under certain statutory provisions, we will face serious tax consequences that will substantially reduce the funds available for distributions to our stockholders because:

- we would not be allowed a deduction for dividends paid to stockholders in computing our taxable income and would be subject to federal and state income tax at regular corporate rates; and
- we could not elect to be taxed as a REIT for four taxable years following the year during which we were disqualified.

As a result of all these factors, our failure to qualify as a REIT could impair our ability to expand our business and raise capital, and it could adversely affect the value of our common stock. If we fail to qualify as a REIT, we would no longer be required to make distributions to our stockholders.

Even if we qualify as a REIT, we may face other tax liabilities that reduce our cash flows.

Even if we qualify as a REIT for U.S. federal income tax purposes, we may be subject to certain U.S. federal, state, and local taxes on our income and assets, including taxes on any undistributed income, tax on income from some activities conducted as a result of a foreclosure, and state or local income, property, and transfer taxes. Any of these taxes would decrease cash available for distributions to stockholders.

If the Operating Partnership fails to qualify as a partnership for U.S. federal income tax purposes, we would fail to qualify as a REIT and would suffer adverse consequences.

We believe that the Operating Partnership is organized and will be operated in a manner so as to be treated as a partnership, and not an association or publicly traded partnership taxable as a corporation for U.S. federal income tax purposes. As a partnership, the Operating Partnership will not be subject to U.S. federal income tax on its income. Instead, each of its partners, including us, will be allocated that partner's share of the Operating Partnership's income. No assurance can be provided, however, that the Internal Revenue Service (the "IRS") will not challenge the Operating Partnership's status as a partnership for U.S. federal income tax purposes, or that a court would not sustain such a challenge. If the IRS were successful in treating the Operating Partnership as an association or publicly traded partnership taxable as a corporation for U.S. federal income tax purposes, we would fail to meet the gross income tests and certain of the asset tests applicable to REITs and, accordingly, would cease to qualify as a REIT. Also, the failure of the Operating Partnership to qualify as a partnership would cause it to become subject to U.S. federal corporate income tax, which would reduce significantly the amount of its cash available for debt service and for distribution to its partners, including us.

The Operating Partnership has a carryover tax basis on certain of its assets as a result of our acquisition of PELP, and our merger with Phillips Edison Grocery Center REIT II, Inc. ("REIT II"), and the amount that we have to distribute to stockholders therefore may be higher.

As a result of each of the acquisition of PELP and our merger with REIT II, certain of the Operating Partnership's shopping centers have carryover tax bases that are lower than the fair market values of these shopping centers at the time of the acquisition. As a result of this lower aggregate tax basis, the Operating Partnership will recognize higher taxable gain upon the sale of these assets, and the Operating Partnership will be entitled to lower depreciation deductions on these assets than if it had purchased these shopping centers in taxable transactions at the time of the acquisition. Such lower depreciation deductions and increased gains on sales allocated to us generally will increase the amount of our required distribution under the REIT rules, and will decrease the portion of any distribution that otherwise would have been treated as a "return of capital" distribution.

Our property taxes could increase due to property tax rate changes or reassessment, which could impact our cash flow.

Even if we qualify as a REIT for U.S. federal income tax purposes, we are required to pay state and local property taxes on our shopping centers. The property taxes on our shopping centers may increase as property tax rates change or as our shopping centers are assessed or reassessed by taxing authorities. Therefore, the amount of property taxes we pay in the future may increase substantially from what we have paid in the past and such increases may not be covered by Neighbors pursuant to our lease agreements. If the property taxes we pay increase, our financial condition, results of operations, cash flow, per share trading price of our common stock, and ability to satisfy our principal and interest obligations and to make distributions to our stockholders could be adversely affected.

We use taxable REIT subsidiaries, which may cause us to fail to qualify as a REIT.

To qualify as a REIT for U.S. federal income tax purposes, we hold, and plan to continue to hold, substantially all of our non-qualifying REIT assets and conduct certain of our non-qualifying REIT income activities in or through one or more taxable REIT subsidiary ("TRS") entities. A TRS is a corporation other than a REIT in which a REIT directly or indirectly holds stock, and that has made a joint election with such REIT to be treated as a TRS. A TRS also includes any corporation other than a REIT with respect to which a TRS owns securities possessing more than 35% of the total voting power or value of the outstanding securities of such corporation. Other than some activities relating to lodging and health care facilities, a TRS may generally engage in any business, including the provision of customary or non-customary services to tenants of its parent REIT. A TRS is subject to U.S. federal income tax as a regular C-corporation at a current rate of 21%.

The net income of our TRS entities is not required to be distributed to us, and income that is not distributed to us will generally not be subject to the REIT income distribution requirement. However, our TRS entities may pay dividends. Such dividend income should qualify under the 95%, but not the 75%, gross income test. We will monitor the amount of the dividend and other income from our TRS entities and will take actions intended to keep this income, and any other non-qualifying income, within the limitations of the REIT income tests. While we expect these actions will prevent a violation of the REIT income tests, we cannot guarantee that such actions will in all cases prevent such a violation.

Our ownership of TRS entities is subject to limitations that could prevent us from growing our management business, and our transactions with our TRS entities could cause us to be subject to a 100% penalty tax on certain income or deductions if those transactions are not conducted on an arm's-length basis.

No more than 20% of the value of a REIT's gross assets may consist of interests in TRS entities. Compliance with this limitation could limit our ability to grow our management business. The IRC also imposes a 100% excise tax on certain transactions between a TRS and its parent REIT that are not conducted on an arm's-length basis. We will monitor the value of investments in our TRS entities in order to ensure compliance with TRS ownership limitations and will structure our transactions with our TRS entities on terms that we believe are arm's-length to avoid incurring the 100% excise tax described above. There can be no assurance, however, that we will be able to comply with the TRS ownership limitation or be able to avoid application of the 100% excise tax.

REIT distribution requirements could adversely affect our ability to execute our business plans, including because we may be required to borrow funds to make distributions to stockholders or otherwise depend on external sources of capital to fund such distributions.

We generally must distribute annually at least 90% of our REIT taxable income (which is determined without regard to the dividends paid deduction or net capital gain for this purpose) in order to continue to qualify as a REIT. To the extent that we satisfy the distribution requirement but distribute less than 100% of our taxable income, we will be subject to federal corporate income tax on our undistributed taxable income. In addition, we may elect to retain and pay income tax on our net long-term capital gain. In that case, if we so elect, a stockholder would be taxed on its proportionate share of our undistributed long-term gain and would receive a credit or refund for its proportionate share of the tax we paid. A stockholder, including a tax-exempt or foreign stockholder, would have to file a U.S. federal income tax return to claim that credit or refund. Furthermore, we will be subject to a 4% nondeductible excise tax if the actual amount that we distribute to our stockholders in a calendar year is less than a minimum amount specified under federal tax laws.

We intend to make distributions to our stockholders to comply with the REIT requirements of the IRC and to avoid corporate income tax and the 4% excise tax. We may be required to make distributions to our stockholders at times when it would be more advantageous to reinvest cash in the business or when we do not have funds readily available for distribution. Thus, compliance with the REIT requirements may hinder our ability to operate solely on the basis of maximizing profits.

If we do not have other funds available, we could be required to borrow funds on unfavorable terms, sell investments at disadvantageous prices, distribute amounts that would otherwise be invested in future acquisitions or capital expenditures or used for the repayment of debt, pay dividends in the form of "taxable stock dividends," or find another alternative source of funds to make distributions sufficient to enable us to distribute enough of our taxable income to satisfy the REIT distribution requirement and to avoid corporate income tax and the 4% excise tax in a particular year. These alternatives could increase our costs or reduce our equity.

Complying with REIT requirements may cause us to forgo otherwise attractive opportunities or liquidate otherwise attractive investments.

To continue to qualify as a REIT for U.S. federal income tax purposes, we must continually satisfy tests concerning, among other things, the sources of our income, the nature and diversification of our assets, the amounts we distribute to stockholders, and the ownership of our stock. As discussed above, we may be required to make distributions to shareholders at disadvantageous times or when we do not have funds readily available for distribution. Additionally, we may be unable to pursue investments that would be otherwise attractive to us in order to satisfy the requirements for qualifying as a REIT.

We must also ensure that at the end of each calendar quarter, at least 75% of the value of our assets consists of cash, cash items, U.S. government securities, and qualified real estate assets, including certain mortgage loans and mortgage-backed securities. The remainder of our investment in securities (other than U.S. government securities and qualified real estate assets) generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer. In addition, in general, no more than 5% of the value of our assets can consist of the securities of any one issuer (other than U.S. government securities and qualified real estate assets) and no more than 20% of the value of our gross assets may be represented by securities of one or more TRS entities. Finally, no more than 25% of our assets may consist of debt investments that are issued by "publicly offered REITs" and would not otherwise be treated as qualifying real estate assets. If we fail to comply with these requirements at the end of any calendar quarter, we must correct such failure within 30 days after the end of the calendar quarter to avoid losing our REIT status and being subject to adverse tax consequences, unless certain relief provisions apply. As a result, compliance with the REIT requirements may hinder our ability to operate solely on the basis of profit maximization and may require us to liquidate investments from our portfolio, or refrain from making otherwise attractive investments. These actions could have the effect of reducing our income and amounts available for distribution to stockholders.

The prohibited transactions tax may limit our ability to engage in transactions, including disposition of assets, which would be treated as sales for U.S. federal income tax purposes.

A REIT's net income from prohibited transactions is subject to a 100% tax. In general, prohibited transactions are sales or other dispositions of dealer property, other than foreclosure property. We may be subject to the prohibited transaction tax upon a disposition of real property. Although a safe-harbor exception to prohibited transaction treatment is available, we cannot assure you that we can comply with such safe harbor or that we will avoid owning property that may be characterized as held primarily for sale to customers in the ordinary course of our trade or business. Consequently, we may choose not to engage in certain sales of real property or may conduct such sales through a TRS.

It may be possible to reduce the impact of the prohibited transaction tax by conducting certain activities through a TRS. However, to the extent that we engage in such activities through a TRS, the income associated with such activities will be subject to a corporate income tax. In addition, the IRS may attempt to ignore or otherwise recast such activities in order to impose a prohibited transaction tax on us, and there can be no assurance that such recast will not be successful.

We may recognize substantial amounts of REIT taxable income, which we would be required to distribute to our stockholders, in a year in which we are not profitable under accounting principles generally accepted in the United States ("GAAP") or other economic measures.

We may recognize substantial amounts of REIT taxable income in years in which we are not profitable under GAAP or other economic measures as a result of the differences between GAAP and tax accounting methods. For instance, certain of our assets will be marked-to-market for GAAP purposes but not for tax purposes, which could result in losses for GAAP purposes that are not recognized in computing our REIT taxable income. Additionally, we may deduct our capital losses only to the extent of our capital gains in computing our REIT taxable income for a given taxable year. Consequently, we could recognize substantial amounts of REIT taxable income and would be required to distribute such income to shareholders in a year in which we are not profitable under GAAP or other economic measures.

Our qualification as a REIT could be jeopardized as a result of an interest in joint ventures or investment funds.

We may hold certain limited partner or non-managing member interests in partnerships or limited liability companies that are joint ventures or investment funds. If a partnership or limited liability company in which we own an interest takes or expects to take actions that could jeopardize our qualification as a REIT or require us to pay tax, we may be forced to dispose of our interest in such entity. In addition, it is possible that a partnership or limited liability company could take an action which could cause us to fail a REIT gross income or asset test, and that we would not become aware of such action in time to dispose of our interest in the partnership or limited liability company or take other corrective action on a timely basis. In that case, we could fail to continue to qualify as a REIT unless we are able to qualify for a statutory REIT "savings" provision, which may require us to pay a significant penalty tax to maintain our REIT qualification.

Distributions paid by REITs do not qualify for the reduced tax rates that apply to other corporate distributions.

The maximum tax rate for "qualified dividends" paid by corporations to non-corporate stockholders generally is 20%. Distributions paid by REITs to non-corporate stockholders generally are taxed at rates lower than ordinary income rates, but those rates are higher than the 20% tax rate on qualified dividend income paid by corporations. Although this does not adversely affect the taxation of REITs or dividends payable by REITs, to the extent that the preferential rates continue to apply to regular corporate qualified dividends, the more favorable rates for corporate dividends may cause non-corporate investors to perceive that an investment in a REIT is less attractive than an investment in a non-REIT entity that pays dividends, thereby reducing the demand and market price of shares of our common stock.

Legislative or regulatory tax changes could adversely affect us or our stockholders.

At any time, the U.S. federal income tax laws or regulations governing REITs or the administrative interpretations of those laws or regulations may be amended. We cannot predict when or if any new U.S. federal income tax law, regulation or administrative interpretation, or any amendment to any existing U.S. federal income tax law, regulation or administrative interpretation, will be adopted, promulgated, or become effective and any such law, regulation, or interpretation may take effect retroactively. Any such change could result in an increase in our, or our stockholders', tax liability or require changes in the manner in which we operate in order to minimize increases in our tax liability. A shortfall in tax revenues for states and municipalities in which we operate may lead to an increase in the frequency and size of such changes. If such changes occur, we may be required to pay additional taxes on our assets or income or be subject to additional restrictions. These increased tax costs could, among other things, adversely affect our financial condition, results of operations, and the amount of cash available for the payment of dividends. We and our stockholders could be adversely affected by any such change in, or any new, U.S. federal income tax law, regulation, or administrative interpretation.

If our assets are deemed to be plan assets, we may be exposed to liabilities under Title I of the Employee Retirement Income Security Act of 1974 ("ERISA") and the IRC.

In some circumstances where an ERISA plan holds an interest in an entity, the assets of the entity are deemed to be ERISA plan assets unless an exception applies. This is known as the "look-through rule." Under those circumstances, the obligations and other responsibilities of plan sponsors, plan fiduciaries and plan administrators, and of parties in interest and disqualified persons, under Title I of ERISA or Section 4975 of the IRC, may be applicable, and there may be liability under these and other provisions of ERISA and the IRC. We believe that our assets should not be treated as plan assets because the shares of our common stock should qualify as "publicly-offered securities" that are exempt from the look-through rules under applicable Treasury Regulations. We note, however, that because certain limitations are imposed upon the transferability of shares of our common stock so that we may qualify as a REIT, and perhaps for other reasons, it is possible that this exemption may not apply. If that is the case, and if we are exposed to liability under ERISA or the IRC, our performance and results of operations could be adversely affected.

Risks Related to Business Continuity

Uninsured losses relating to real property or excessively expensive premiums for insurance coverage could adversely affect our cash flows and stockholder returns.

We maintain insurance coverage with third-party carriers who provide a portion of the coverage of potential losses, including commercial general liability, fire, flood, extended coverage, and rental loss insurance on all of our shopping centers. We currently self-insure a portion of our commercial insurance deductible risk through our captive insurance company. To the extent that our captive insurance company is unable to bear that risk, we may be required to fund additional capital to our captive insurance company or we may be required to bear that loss. As a result, our operating results may be adversely affected.

There are some types of losses, generally catastrophic in nature, such as losses due to wars, acts of terrorism, earthquakes, floods, hurricanes, pollution, or environmental matters, that are uninsurable or not economically insurable, or may be insured subject to limitations, such as large deductibles or sublimits. Terrorist activities or violence occurring at our properties also may directly affect their value through damage, destruction, or loss. Insurance for such acts may be unavailable or cost more, which could result in an increase to our operating expenses and adversely affect our results of operations. To the extent that our Neighbors are affected by such attacks or threats of attacks, their businesses may be adversely affected, including their ability to continue to meet obligations under their existing leases. If any of our shopping centers incur a casualty or other loss that is not fully or adequately insured, the value of our assets will be reduced by any such uninsured loss, which may reduce the value of our stockholders' investment. In addition, other than any working capital reserve or other reserves we may establish, we have no source of funding to repair or reconstruct any uninsured property. Also, to the extent we must pay unexpectedly large amounts for insurance, such payments could adversely impact our cash flows and ability to make distributions to our stockholders.

Climate change may adversely affect our business, financial condition, cash flows, and results of operations.

Climate change, including the impact of global warming, creates physical and financial risks. Physical risks from climate change include an increase in sea level and changes in weather conditions, such as an increase in storm intensity and severity of weather (e.g. floods, droughts, tornadoes, or hurricanes) and extreme temperatures. The occurrence of sea level rise or one or more natural disasters, such as floods, droughts, tornados, hurricanes, tropical storms, wildfires, and earthquakes (whether or not caused by climate change), could cause considerable damage to our shopping centers, disrupt our operations, and negatively affect our financial performance. To the extent any of these events results in significant damage to or closure of one or more of our shopping centers, our operations and financial performance could be adversely affected through lost Neighbors and an inability to lease or re-lease the space. In addition, these events could result in significant expenses to restore or remediate a property, increases in fuel or other energy costs or a fuel shortage, and increases in the costs of (or making unavailable) insurance on favorable terms if they result in significant loss of property or other insurable damage. In addition, transition risks associated with new or more stringent laws or regulations or stricter interpretations of existing laws may require material expenditures by us. Among other things, "green" building codes may seek to reduce emissions through the imposition of standards for design, construction materials, water and energy usage and efficiency, and waste management. Such codes could require us to make improvements to our existing shopping centers, increase the costs of maintaining or improving our existing shopping centers or developing new shopping centers, or increase taxes and fees assessed on us or our shopping centers.

As an owner and/or operator of real estate, we could become subject to liability for environmental violations, regardless of whether we caused such violations, and our efforts to identify environmental liabilities may not be successful.

We could become subject to liability in the form of fines or damages for noncompliance with environmental laws and regulations. U.S. federal, state, and local laws and regulations relating to the protection of the environment may require us, as a current or previous owner or operator of real property, to investigate and clean up hazardous or toxic substances or petroleum product releases at, on, under, from, or in a property or at impacted neighboring properties, which in our case most typically arise from current or former dry cleaners, gas stations, asbestos usage and historic land use practices. These costs could be substantial and liability under these laws may attach whether or not the owner or manager knew of, or was responsible for, the presence of such contamination. Even if more than one person may have been responsible for the contamination, each liable party may be held entirely responsible for all of the clean-up costs incurred. We may be subject to regulatory action and may also be held liable to third parties for personal injury or property damage incurred by such parties in connection with exposure to or offsite contamination caused by hazardous or toxic substances. The costs of investigation, removal or remediation of hazardous or toxic substances, and related liabilities, may be substantial and could materially and adversely affect us. The presence of hazardous or toxic substances, or the failure to remediate the related contamination, may also adversely affect our ability to sell, lease, or redevelop a property or to borrow money using a property as collateral.

Although we believe that our portfolio is in substantial compliance with U.S. federal, state, and local environmental laws and regulations regarding hazardous or toxic substances, and that there is no material contamination that we would be responsible for addressing, this belief is based on limited evaluation and testing. Nearly all of our shopping centers have been subjected to Phase I or similar environmental audits. These environmental audits (which do not include subsurface testing) have not revealed, nor are we aware of, any environmental liability that we believe is reasonably likely to have a material adverse effect on us. However, we cannot assure you that: (i) previous environmental studies with respect to the portfolio revealed all potential environmental liabilities; (ii) any previous owner, occupant, or Neighbor of a property did not create any material environmental condition not known to us; (iii) the current environmental condition of the portfolio will not be affected by Neighbors and occupants, by the condition of nearby properties, or by other unrelated third parties; or (iv) future uses or conditions (including, without limitation, changes in applicable environmental laws and regulations or the interpretation thereof) will not result in environmental liabilities.

We and our Neighbors face risks relating to cybersecurity attacks, which could cause loss of confidential information and other disruptions to business operations, and compliance with new laws and regulations regarding cybersecurity and privacy may result in substantial costs and may decrease cash available for distributions.

Cybersecurity attacks include attempts to gain unauthorized access to our data and/or computer systems to disrupt operations, corrupt data, or steal confidential information. We may face such cybersecurity attacks through malware, computer viruses, attachments to e-mails, persons inside our organization or persons with access to systems inside our organization, and other significant disruptions of our information technology ("IT") systems. The risk of a cybersecurity attack, including by computer hackers (individual or hacking organizations), foreign governments, and cyber terrorists, has generally increased as the number, intensity, and sophistication of attempted attacks and intrusions from around the world have increased. The techniques and sophistication used to conduct cyber attacks and breaches of IT systems, as well as the sources and targets of these attacks, change frequently and are often not recognized until such attacks are launched or have been in place for a period of time.

Our IT networks and related systems are essential to the operation of our business and our ability to perform day-to-day operations and, in some cases, may be critical to the operations of certain of our Neighbors. In addition to our own IT systems, we also depend on third parties to provide IT services relating to several key business functions, such as administration, accounting, communications, document management and storage, human resources, payroll, tax, investor relations, and certain finance functions. Our IT systems and those provided by third parties may contain personal, financial, or other information that is entrusted to us by our Neighbors and associates, as well as proprietary PECO information and other confidential information related to our business. We and such third parties employ a number of measures to prevent, detect, and mitigate these threats, including password protection, firewalls, backup servers, malware detection, intrusion sensors, threat monitoring, user training, and periodic penetration testing; however, there is no guarantee that such cybersecurity risk management programs and processes, including our and their policies, controls, and procedures, will be fully implemented, complied with or effective in protecting our and their systems and information.

As have many companies, we and our third party vendors have been impacted by security incidents in the past, and will likely continue to experience security incidents of varying degrees. While we do not believe these incidents have had a material impact to date, as our reliance on technology has increased, so have the risks posed to our systems, both internal and those we have outsourced. The primary risks that could directly result from the occurrence of a cyber incident include operational interruption, damage to our relationship with our Neighbors, and private data exposure. Our financial results and business operations may be negatively affected by such an incident or the resulting negative media attention. A cybersecurity attack could: (i) disrupt the proper functioning of our networks and systems and therefore our operations and/or those of certain of our Neighbors; (ii) compromise the confidential or proprietary information of our Neighbors, associates, and vendors, which others could use to compete against us or for disruptive, destructive, or otherwise harmful purposes and outcomes; (iii) result in our inability to maintain the building systems relied upon by our Neighbors for the efficient use of their leased space; (iv) require significant management attention and resources to remedy the damages that result; (v) result in misstated financial reports, violations of loan covenants, and/or missed reporting deadlines; (vi) result in our inability to properly monitor our compliance with the rules and regulations regarding our qualification as a REIT; (vii) subject us to claims for breach of contract, damages, credits, penalties, or termination of leases or other agreements or relationships; (viii) cause reputational damage that adversely affects Neighbor, investor, and associate confidence in us, which could negatively affect our ability to attract and retain Neighbors, investors, and associates; (ix) result in significant remediation costs, some or all of which may not be recoverable from our insurance carriers; and (x) result in increases in the cost of obtaining insurance on favorable terms, or at all, if the attack results in significant insured losses. Such security breaches also could result in a violation of applicable federal and state privacy and other laws, and subject us to private consumer, business partner, or securities litigation and governmental investigations and proceedings, any of which could result in our exposure to material civil or criminal liability, and we may not be able to recover these expenses from our service providers, responsible parties, or insurance carriers. Similarly, our Neighbors rely extensively on IT systems to process transactions and manage their businesses and thus are also at risk from and may be adversely affected by cybersecurity attacks. An interruption in the business operations of our Neighbors or a deterioration in their reputation resulting from a cybersecurity attack, including unauthorized access to customers' credit card data and other confidential information, could indirectly negatively affect our business and cause lost revenues.

Regulatory and Legal Risks

Compliance or failure to comply with the ADA, and fire, safety, and other regulations could result in substantial costs and may decrease cash available for stockholder distributions.

Our shopping centers are or may become subject to the ADA which generally requires that all places of public accommodation comply with federal requirements related to access and use by disabled persons. Compliance with the ADA's requirements could require the removal of access barriers and noncompliance may result in the imposition of injunctive relief, monetary penalties, or in some cases, an award of damages. While we attempt to acquire shopping centers that are already in compliance with the ADA or place the burden of compliance on the seller or other third party, such as a Neighbor, we cannot assure stockholders that we will be able to acquire shopping centers or allocate responsibilities in this manner. In addition, we are required to operate the shopping centers in compliance with fire and safety regulations, building codes, and other land use regulations, as they may be adopted by governmental entities and become applicable to the shopping centers. We may be required to make substantial capital expenditures to comply with these requirements, and these expenditures may reduce our net income and may have a material adverse effect on our ability to meet our financial obligations and make distributions to our stockholders.

We could be subject to legal or regulatory proceedings that may adversely affect our cash flows and results of operations.

As an owner and operator of public shopping centers, from time to time, we are party to legal and regulatory proceedings that arise in the ordinary course of business. Due to the inherent uncertainties of litigation and regulatory proceedings, we cannot accurately predict the ultimate outcome of any such litigation or proceedings. We could experience an adverse effect to our cash flows, financial condition, and results of operations due to an unfavorable outcome.

Risks Related to Our Common Stock

The market price and trading volume of shares of our common stock may be volatile.

The U.S. stock markets, including Nasdaq, on which our common stock trades, have experienced significant price and volume fluctuations. As a result, the market price of shares of our common stock may be similarly volatile, and investors in shares of our common stock may experience a decrease in the value of their shares, including decreases unrelated to our operating performance or prospects. We cannot assure you that the market price of shares of our common stock will not fluctuate or decline significantly in the future.

In addition to the risks listed in this "Risk Factors" section, a number of factors could negatively affect the share price of our common stock or result in fluctuations in the price or trading volume of shares of our common stock, including:

- the annual yield from distributions on shares of our common stock as compared to yields on other financial instruments;

- equity issuances by us, or future sales of substantial amounts of shares of our common stock by our existing or future stockholders, or the perception that such issuances or future sales may occur;

- increases in market interest rates or a decrease in our distributions to stockholders that lead purchasers of shares of our common stock to demand a higher yield;

- changes in market valuations of similar companies;

- fluctuations in stock market prices and volumes;

- additions or departures of key management personnel;

- our operating performance and the performance of other similar companies;

- actual or anticipated differences in our quarterly operating results;

- changes in expectations of future financial performance or changes in estimates of securities analysts;

- publication of research reports about us or our industry by securities analysts;

- failure to qualify as a REIT;

- adverse market reaction to any indebtedness we incur in the future;

- strategic decisions by us or our competitors, such as acquisitions, divestments, spin offs, joint ventures, strategic investments, or changes in business strategy;

- the passage of legislation or other regulatory developments that adversely affect us or our industry;

- speculation in the press or investment community;

- changes in our earnings;

- failure to satisfy the listing requirements of Nasdaq;

- failure to comply with the requirements of the Sarbanes-Oxley Act;

- actions by institutional stockholders;

- changes in accounting principles; and

- general market conditions, including factors unrelated to our performance.

In the past, securities class action litigation has often been instituted against companies following periods of volatility in the price of their common stock. This type of litigation could result in substantial costs and divert our management's attention and resources, which could have a material adverse effect on our cash flows, our ability to execute our business strategy, and our ability to make distributions to our stockholders.

The number of shares of our common stock available for future issuance or sale could adversely affect the market price of our common stock.

We cannot predict whether future issuances or sales of shares of our common stock or the availability of shares of our common stock for resale in the open market will decrease the market price of our common stock. The issuance of a substantial number of shares of our common stock in the public market, or upon exchange of common units of limited partnership interest in our OP units, or the perception that such issuances might occur, could adversely affect the market price of our common stock.

The exchange of OP units for common stock, including OP units granted to certain directors, executive officers, and other employees under our equity incentive plan, or the issuance of our common stock or OP units in connection with future property, portfolio, or business acquisitions could have an adverse effect on the market price of our common stock. In addition, the existence of OP units and shares of our common stock reserved for issuance under our equity incentive plan may adversely affect the terms upon which we may be able to obtain additional capital through the sale of equity securities. Future issuances of shares of our common stock may also be dilutive to existing stockholders.

Future offerings of debt securities, which would be senior to our common stock upon liquidation, and/or preferred equity securities, which may be senior to our common stock for purposes of dividend distributions or upon liquidation, may adversely affect the market price of our common stock.

In October 2021, we issued $350 million aggregate principal amount of 2.625% senior notes, and in the future, we may attempt to increase our capital resources by offering additional debt or equity securities (or causing our operating partnership to issue debt or equity securities), including medium term notes, senior or subordinated notes, and additional classes of preferred or common stock. Holders of debt securities or shares of preferred stock, as well as lenders with respect to other borrowings, will generally be entitled to receive interest payments or distributions, both current and in connection with any liquidation or sale, prior to the holders of our common stock. Additionally, any convertible or exchangeable securities that we issue in the future may have rights, preferences, and privileges more favorable than those of our common stock and may result in dilution to owners of our common stock. We are not required to offer any such additional debt or equity securities to existing common stockholders on a preemptive basis. Therefore, offerings of common stock or other equity securities may dilute the holdings of our existing stockholders. Future offerings of debt or equity securities, or the perception that such offerings may occur, may reduce the market price of our common stock and/or the distributions that we pay with respect to our common stock. Because we may generally issue any such debt or equity securities in the future without obtaining the consent of our stockholders, you will bear the risk of our future offerings reducing the market price of our common stock and diluting your proportionate ownership.

If we pay distributions from sources other than our cash flows from operations, we may not be able to sustain our distribution rate, we may have fewer funds available for investment in shopping centers and other assets, and our stockholders' overall returns may be reduced.

Our organizational documents permit us to pay distributions from any source without limit (other than those limits set forth under Maryland law). To the extent we fund distributions from borrowings, we will have fewer funds available for investment in real estate shopping centers and other real estate-related assets, and our stockholders' overall returns may be reduced. At times, we may need to borrow funds to pay distributions, which could increase the costs to operate our business. Furthermore, if we cannot cover our distributions with cash flows from operations, we may be unable to sustain our distribution rate.

Our distributions to stockholders may change, which could adversely affect the market price of shares of our common stock.

All distributions will be at the sole discretion of our Board and will depend on our actual and projected financial condition, results of operations, cash flows, liquidity, maintenance of our REIT qualification, and such other matters as our Board may deem relevant from time to time. We intend to evaluate distributions throughout 2024, and it is possible that stockholders may not receive distributions equivalent to those previously paid by us for various reasons, including: (i) we may not have enough cash to pay such distributions due to changes in our cash requirements, indebtedness, capital spending plans, operating cash flows, or financial position; (ii) decisions on whether, when, and in what amounts to make any future distributions will remain at all times entirely at the discretion of the Board, which reserves the right to change our distribution practices at any time and for any reason; (iii) our Board may elect to retain cash for investment purposes, working capital reserves, or other purposes, or to maintain or improve our credit ratings; and (iv) the amount of distributions that our subsidiaries may distribute to us may be subject to restrictions imposed by state law, state regulators, and/or the terms of any current or future indebtedness that these subsidiaries may incur.

Stockholders have no contractual or other legal right to distributions that have not been authorized by the Board and declared by the Company. We may not be able to make distributions in the future or may need to fund such distributions from external sources, as to which no assurances can be given. In addition, as noted above, we may choose to retain operating cash flow, and those retained funds, although increasing the value of our underlying assets, may not correspondingly increase the market price of shares of our common stock. Our failure to meet the market's expectations with regard to future cash distributions likely would adversely affect the market price of shares of our common stock.

Increases in market interest rates may result in a decrease in the value of shares of our common stock.

One of the factors that may influence the price of shares of our common stock is the dividend distribution rate on our common stock (as a percentage of the price of shares of our common stock) relative to market interest rates. If market interest rates rise, as has recently been experienced, prospective purchasers of shares of our common stock may expect a higher distribution rate. Higher interest rates would not, however, result in more funds being available for distribution and, in fact, would likely increase our borrowing costs and might decrease our funds available for distribution. We therefore may not be able, or we may not choose, to provide a higher distribution rate. As a result, prospective purchasers may decide to purchase other securities rather than shares of our common stock, which would reduce the demand for, and result in a decline in the market price of, shares of our common stock.

If we fail to maintain an effective system of internal control over financial reporting and disclosure controls, we may not be able to accurately and timely report our financial results.

Effective internal control over financial reporting and disclosure controls are necessary for us to provide reliable financial reports, effectively prevent fraud, and to operate successfully as a public company. If we cannot provide reliable financial reports or prevent fraud, our reputation and operating results would be harmed. We are required to perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on the effectiveness of our internal control over financial reporting, and are required to have our independent registered public accounting firm attest to the same, as required by Section 404 of the Sarbanes-Oxley Act of 2002. If a material weakness or significant deficiency was to be identified in our internal control over financial reporting, we may also identify deficiencies in some of our disclosure controls and procedures that we believe require remediation. If we or our independent registered public accounting firm discover weaknesses, we will make efforts to improve our internal control over financial reporting and disclosure controls. However, there is no assurance that we will be successful. Any failure to maintain effective controls or timely effect any necessary improvement of our internal control over financial reporting and disclosure controls could harm operating results or cause us to fail to meet our reporting obligations, which could affect the listing of our common stock on Nasdaq. Ineffective internal control over financial reporting and disclosure controls could also cause investors to lose confidence in our reported financial information, which would likely have a negative effect on the per share trading price of our common stock.

ITEM 1B. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 1C. CYBERSECURITY

PECO's cybersecurity program is generally based on the National Institute of Standards and Technology cybersecurity framework ("NIST CSF") with the intention of preventing, identifying, detecting, and mitigating cybersecurity risks. This does not imply that we meet or comply with any particular technical standards, specifications, frameworks, or requirements including the NIST CSF, only that we use the NIST CSF as a guide. Our program focuses on people, processes, and technologies and includes training of associates, periodic workforce testing, and the deployment and monitoring of technical security solutions and controls.

Our cybersecurity risk management program is integrated into our overall enterprise risk management program and shares common methodologies, reporting channels, and governance processes that apply across the enterprise risk management program to other legal, compliance, strategic, operational, and financial risk areas.

Our management team, including the Chief Information Officer ("CIO"), is responsible for identifying and managing our material risks from cybersecurity threats. The CIO has primary responsibility for leading our overall cybersecurity risk management program and supervises both the PECO cybersecurity team and our retained external cybersecurity consultants. The management team, led by the CIO and cybersecurity team, stay informed about cybersecurity risk including prevention, detection, mitigation, and remediation of cybersecurity risks and incidents through various means, which may include briefings from internal security personnel; threat intelligence and other information obtained from governmental, public, or private sources, including external consultants engaged by us; and alerts and reports produced by security tools deployed in the PECO environment. The CIO works closely with members of PECO's cybersecurity team, who have years of experience working in cybersecurity, possessing industry certifications such as Certified Information Systems Security Professional ("CISSP") and Security+, and pursuing advanced degrees and studies in the field. Cybersecurity team members participate in recurring cybersecurity team meetings with the CIO and provide monthly executive leadership updates. The Board oversees our cybersecurity program and is periodically briefed by management, including the CIO, on cybersecurity risks and initiatives. In addition, management updates the Board as necessary regarding any significant cybersecurity incidents.

The cybersecurity team delivers cybersecurity training to associates, including security videos and informational tips, new hire training, out-of-band cybersecurity alerts, and simulated phishing campaigns with teachable moments and focused training, all designed to provide security specific knowledge to our associates. Positive reinforcement is utilized and encourages associates' participation, in addition to required periodic training. The PECO cybersecurity team participates in cybersecurity training, activities, and events to stay current with the evolution of security threats, security solutions, best practices, and the risks facing PECO.

At PECO, we are committed to protecting the confidentiality and integrity of our data and systems. Among other things, our key contracts contain requirements that counterparties maintain standards of data security and privacy compliance.

PECO maintains, internally publishes, and annually reviews its cybersecurity policies and procedures, which includes an incident response plan. Additionally, PECO engages with external cybersecurity experts to conduct annual penetration testing, provide monitoring of the environment, conduct tabletop exercises, and for dedicated incident response and advanced forensics capabilities. In addition to internal audits and external reviews, assessments have included the NIST CSF, cybersecurity maturity assessment, and Center for Internet Security Benchmarks to identify opportunities for enhancement.

We have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected us, including our operations, business strategy, results of operations, or financial condition. We face certain ongoing risks from cybersecurity threats that, if realized, are reasonably likely to materially affect us, including our financial results and business operations. See "Item 1A. Risk Factors – Risks Related to Business Continuity".

ITEM 2. PROPERTIES

REAL ESTATE INVESTMENTS—The following table details information for our wholly-owned properties and those owned through our unconsolidated joint venture as of December 31, 2023, which is the basis for determining the prorated information included in the subsequent tables (dollars and square feet in thousands):

	Ownership Percentage	Number of Properties	ABR	GLA
Wholly-owned properties	100%	281	$ 470,819	32,153
GRP I	14%	20	31,908	2,213

The following table presents information regarding the geographic location of our properties, including wholly-owned and the prorated portion of those owned through our unconsolidated joint venture, by ABR as of December 31, 2023. For additional portfolio information, refer to "Schedule III - Real Estate Assets and Accumulated Depreciation" (dollars and square feet in thousands):

State	ABR[1]	% ABR	ABR/Leased Square Foot	GLA[2]	% GLA	% Leased	Number of Properties
Florida	$ 58,036	12.2 %	$ 14.57	4,088	12.6 %	97.4 %	51
California	51,936	10.9 %	21.52	2,504	7.7 %	96.4 %	26
Texas	43,072	9.1 %	18.21	2,474	7.6 %	95.6 %	20
Georgia	40,979	8.6 %	13.75	3,028	9.3 %	98.4 %	31
Illinois	28,540	6.0 %	16.71	1,804	5.6 %	94.6 %	16
Ohio	25,316	5.3 %	11.04	2,336	7.2 %	98.2 %	19
Colorado	24,850	5.2 %	18.41	1,408	4.3 %	95.9 %	12
Virginia	22,724	4.8 %	17.15	1,359	4.2 %	97.5 %	13
Minnesota	19,688	4.1 %	15.55	1,325	4.1 %	95.5 %	13
Massachusetts	16,944	3.6 %	15.22	1,146	3.5 %	97.1 %	9
Nevada	14,824	3.1 %	24.30	623	1.9 %	97.9 %	5
Pennsylvania	12,264	2.6 %	12.45	1,001	3.1 %	98.4 %	6
Wisconsin	11,990	2.5 %	11.47	1,057	3.3 %	98.9 %	9
Arizona	10,741	2.3 %	14.81	735	2.3 %	98.6 %	6
South Carolina	10,086	2.1 %	11.81	863	2.7 %	99.0 %	8
Maryland	9,568	2.0 %	21.01	463	1.4 %	98.4 %	4
North Carolina	8,409	1.8 %	12.91	658	2.0 %	99.0 %	10
Tennessee	8,132	1.7 %	10.20	802	2.5 %	99.4 %	5
Indiana	7,261	1.5 %	8.85	832	2.6 %	98.6 %	5
Kentucky	6,849	1.5 %	11.18	616	1.9 %	99.5 %	4
Michigan	6,772	1.4 %	9.59	724	2.2 %	97.6 %	5
New Mexico	6,044	1.3 %	15.02	404	1.2 %	99.6 %	3
Connecticut	5,982	1.3 %	14.35	421	1.3 %	99.0 %	4
Oregon	4,765	1.0 %	16.14	316	1.0 %	93.4 %	4
Kansas	4,684	1.0 %	12.53	374	1.2 %	100.0 %	3
New Jersey	4,245	0.9 %	25.05	169	0.5 %	100.0 %	1
Washington	2,886	0.6 %	16.69	173	0.5 %	100.0 %	2
Iowa	2,822	0.6 %	8.00	360	1.1 %	98.1 %	3
Missouri	2,589	0.5 %	11.89	222	0.7 %	98.2 %	2
New York	1,823	0.4 %	11.58	163	0.5 %	96.3 %	1
Utah	461	0.1 %	31.70	15	— %	100.0 %	1
Total	$ 475,282	100.0 %	$ 15.03	32,463	100.0 %	97.4 %	301

[1] We calculate ABR as monthly contractual base rent as of December 31, 2023 multiplied by twelve months.

[2] Gross leasable area ("GLA") is defined as the total occupied and unoccupied square footage of a building that is available for Neighbors to lease.

TOP TEN CITIES—The following table presents the top ten city markets by ABR of our wholly-owned properties as of December 31, 2023 (dollars in thousands):

City	ABR[1]	% ABR
Atlanta	$ 33,644	7.1 %
Chicago	26,067	5.5 %
Dallas	24,709	5.2 %
Sacramento	20,986	4.5 %
Minneapolis	18,439	3.9 %
Denver	17,731	3.8 %
Washington, D.C.	14,915	3.2 %
Las Vegas	14,824	3.1 %
Houston	14,609	3.1 %
Tampa	13,791	2.9 %
Total	$ 199,715	42.3 %

[1]   We calculate ABR as monthly contractual base rent as of December 31, 2023 multiplied by twelve months.

LEASE EXPIRATIONS—The following chart shows the aggregate scheduled lease expirations for our over 3,000 Neighbors, excluding our Neighbors who are occupying space on a temporary basis, after December 31, 2023 for each of the next ten years and thereafter for our wholly-owned properties and the prorated portion of those owned through our unconsolidated joint venture:



Our ability to create rental rate growth generally depends on our leverage during new and renewal lease negotiations with prospective and existing Neighbors, which typically occurs when occupancy at our centers is high or during periods of economic growth and recovery. Conversely, we may experience rental rate decline when occupancy at our centers is low or during periods of economic recession, as the leverage during new and renewal lease negotiations may shift to prospective and existing Neighbors.

For our wholly-owned properties and those owned through our unconsolidated joint venture, during the 2024 fiscal year, we have a total of 670 leases expiring, representing 2.8 million square feet of GLA. For our wholly-owned properties, during the 2024 fiscal year, we have 635 leases expiring, representing 2.8 million square feet of GLA. For our wholly-owned properties, the expiring leases have an ABR of $15.07 per square foot. While we cannot predict what rental rates we will achieve in 2024 as we renew or replace these expiring leases, the comparable rent spread of new leases signed during 2023 was 25.2%, and the comparable rent spread for lease renewals executed in 2023 was 16.2%. Further, during the fiscal year 2023, our occupancy remained high, ending the year at 97.4%, indicating continued demand for leasing spaces at our centers.

See “Part II, Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations - Overview - Leasing Activity” of this filing on Form 10-K for further discussion of leasing activity.

PORTFOLIO TENANCY—We define national Neighbors as those Neighbors that operate in at least three states. Regional Neighbors are defined as those Neighbors that have at least three locations in fewer than three states. The following charts present the composition of our portfolio, including our wholly-owned properties and the prorated portion of those owned through our unconsolidated joint venture, by Neighbor type as of December 31, 2023:



Leased Square Feet by Neighbor Type

Grocery: 47.0%
National & Regional: 35.7%
Local: 17.3%

ABR by Neighbor Type

Grocery: 31.6%
National & Regional: 41.7%
Local: 26.7%

The following charts present the composition of our portfolio by Neighbor industry as of December 31, 2023:



Leased Square Feet by Neighbor Industry

Grocery: 47.0%
Retail Stores: 23.7%
Restaurant: 10.1%
Services: 19.2%

ABR by Neighbor Industry

Grocery: 31.6%
Retail Stores: 21.7%
Restaurant: 18.3%
Services: 28.4%

NECESSITY-BASED GOODS AND SERVICES—We define "necessity-based goods and services" as goods and services that are indispensable, necessary, or common for day-to-day living, or that tend to be inelastic (i.e., those for which the demand does not change based on a consumer's income level). We estimate that approximately 70% of our ABR, including the pro rata portion attributable to properties owned through our unconsolidated joint venture, is generated from Neighbors providing necessity-based goods and services.

TOP TWENTY NEIGHBORS—The following table presents our top 20 Neighbors by ABR, including our wholly-owned properties and the prorated portion of those owned through our unconsolidated joint venture, as of December 31, 2023 (dollars and square feet in thousands):

Neighbor[1]	ABR	% of ABR	Leased Square Feet	% of Leased Square Feet	Number of Locations[2]
Kroger	$ 28,459	6.0 %	3,474	11.0 %	63
Publix	26,570	5.6 %	2,519	8.0 %	61
Albertsons	19,361	4.1 %	1,777	5.6 %	32
Ahold Delhaize	17,829	3.8 %	1,249	3.9 %	23
Walmart	8,971	1.9 %	1,770	5.6 %	13
Giant Eagle	7,384	1.6 %	759	2.4 %	10
Sprouts Farmers Market	6,663	1.4 %	421	1.3 %	14
TJX Companies	6,262	1.3 %	516	1.6 %	18
Raley's	4,599	1.0 %	288	0.9 %	5
Dollar Tree	3,859	0.7 %	369	1.2 %	37
UNFI (SuperValu)	3,476	0.7 %	336	1.1 %	5
Starbucks Corporation	2,983	0.5 %	64	0.2 %	35
Trader Joe's	2,727	0.5 %	122	0.4 %	9
H-E-B	2,492	0.5 %	164	0.5 %	2
Lowe's	2,469	0.5 %	369	1.2 %	4
Subway Group	2,448	0.5 %	88	0.3 %	61
Anytime Fitness, Inc.	2,430	0.5 %	140	0.4 %	29
Food 4 Less (PAQ)	2,305	0.5 %	118	0.4 %	2
United Parcel Service	2,304	0.5 %	82	0.3 %	65
H&R Block, Inc.	2,284	0.5 %	97	0.3 %	56
Total	$ 155,875	32.6 %	14,722	46.6 %	544

[1] Neighbors are grouped by parent company and may represent multiple subsidiaries and banners.

[2] Number of locations excludes auxiliary leases with grocery anchors such as fuel stations, pharmacies, and liquor stores. Additionally, if a parent company has multiple subsidiaries or banners in a single shopping center, those subsidiaries are included as one location.

ITEM 3. LEGAL PROCEEDINGS

From time to time, we are party to legal proceedings, which arise in the ordinary course of our business. We are not currently involved in any legal proceedings for which we are not covered by our liability insurance or the outcome is reasonably likely to have a material impact on our results of operations or financial condition, nor are we aware of any such legal proceedings contemplated by governmental authorities.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY SECURITIES

MARKET INFORMATION—Pursuant to our underwritten initial public offering ("underwritten IPO") on July 19, 2021, our common stock is traded on the Nasdaq Global Select Market ("Nasdaq") under the ticker symbol "PECO." As of February 5, 2024, we had approximately 122.2 million shares of common stock outstanding, held by approximately 8,000 stockholders of record. This figure does not represent the actual number of beneficial owners of the Company's common shares because common shares are frequently held in "street name" by securities dealers and others for the beneficial owners who may vote the shares.

DISTRIBUTIONS—We elected to be taxed as a real estate investment trust ("REIT") for federal income tax purposes commencing with our taxable year ended December 31, 2010. As a REIT, we have made, and intend to continue to make, distributions each taxable year equal to at least 90% of our taxable income (excluding capital gains and computed without regard to the dividends paid deduction).

In 2023, we declared and paid monthly distributions of $0.0933 per share, or $1.12 annualized, for each month beginning January 2023 through August 2023. On September 1, 2023, our Board of Directors (the "Board") authorized a 4.5% increase of our monthly distribution rate to $0.0975 per common share. We declared and paid monthly distributions of $0.0975 per share, or $1.17 annualized, for each month beginning September 2023 through December 2023.

The December 2023 and January 2024 distributions of $0.0975 per share were paid on January 2, 2024 and February 1, 2024, respectively. Holders of ownership units of Phillips Edison Grocery Center Operating Partnership I, L.P. (the "Operating Partnership") ("OP units") will receive distributions at the same rate as common stockholders, subject to any applicable withholding. The timing and amount of distributions are determined by our Board and is influenced in part by our intention to comply with REIT requirements of the Internal Revenue Code of 1986, as amended (the "IRC").

In 2022, we declared and paid monthly distributions of $0.09 per share, or $1.08 annualized, for each month beginning January 2022 through August 2022. We declared and paid monthly distributions of $0.0933 per share, or $1.12 annualized, an increase of 3.7%, for each month beginning September 2022 through December 2022.

The tax characterization of our distributions declared for the years ended December 31, 2023 and 2022 was as follows:

	2023	2022
Common stock:		
Ordinary dividends	75.9 %	77.4 %
Non-dividend distributions	24.0 %	22.6 %
Capital gain distributions[1]	0.1 %	— %
Total distributions per share of common stock	100.0 %	100.0 %

[1] Pursuant to U.S. Treasury Regulation §1.1061-6(c) and §1061 of the IRC, the One Year Amounts and Three Year Amounts disclosures are both zero with respect to direct and indirect holders of "applicable partnership interests" for us and our subsidiary REIT, Phillips Edison Institutional REIT, LLC for all years presented.

UNREGISTERED SALE OF SECURITIES—During the year ended December 31, 2023, we issued an aggregate of approximately 517,000 shares of common stock in redemption of approximately 517,000 OP units. These shares of common stock were issued in reliance on an exemption from registration under Section 4(a)(2) of the Securities Act of 1933, as amended. We relied on the exemption under Section 4(a)(2) based upon factual representations received from the limited partners who received the shares of common stock.

SHARE REPURCHASE PROGRAM—On August 3, 2022, our Board approved a new share repurchase program of up to $250 million of common stock. The program may be suspended or discontinued at any time, and does not obligate us to repurchase any dollar amount or particular number of shares. No share repurchases have been made to date under this program.

The table below summarizes repurchases of our common stock made during the three months ended December 31, 2023:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of a Publicly Announced Plan or Program	Approximate Dollar Value of Shares That May Yet Be Purchased Under the Plan or Program (in thousands)
October 1, 2023 - October 31, 2023	—	$—	—	$250,000
November 1, 2023 - November 30, 2023	—	—	—	250,000
December 1, 2023 to December 31, 2023[1]	21,649	36.48	—	250,000

[1] Represents common shares surrendered to us to satisfy statutory minimum tax withholding obligations associated with the vesting of restricted stock awards under our equity-based compensation plan.

PERFORMANCE GRAPH—The following graph is a comparison of the cumulative total return of shares of our common stock, the Standard and Poor's 500 Composite Index ("S&P 500"), the FTSE Nareit All Equity REITs index ("FNER"), and the FTSE Nareit Equity Shopping Centers index ("FNSC"). The graph assumes that $100 was invested on July 15, 2021 and assumes the reinvestment of any dividends. The shareholder return shown on the graph below is not indicative of future performance. The information in this paragraph and the following performance graph are deemed "furnished", not "filed", with the U.S. Securities and Exchange Commission ("SEC") and is not to be incorporated by reference into any of our filings, whether made before or after the date hereof and irrespective of any general incorporation language contained in such filing, except as shall be expressly set forth by specific reference in such filing.



Comparison of Cumulative Total Return

Ticker / Index	7/15/2021	12/31/2021	6/30/2022	12/31/2022	6/30/2023	12/31/2023
PECO	$ 100	$ 120	$ 124	$ 120	$ 131	$ 142
S&P 500	100	110	88	90	105	114
FTSE Nareit All Equity REITs	100	113	90	85	90	97
FTSE Nareit Equity Shopping Centers	100	114	93	100	101	112

ITEM 6.

Reserved.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with our accompanying consolidated financial statements and notes thereto. See also "Cautionary Note Regarding Forward-Looking Statements" preceding Part I.

KEY PERFORMANCE INDICATORS AND DEFINED TERMS

We use certain key performance indicators ("KPIs"), which include both financial and nonfinancial metrics, to measure the performance of our operations. We believe these KPIs, as well as the core concepts and terms defined below, allow our Board, management, and investors to analyze trends around our business strategy, financial condition, and results of operations in a manner that is focused on items unique to the retail real estate industry.

We do not consider our non-GAAP measures to be alternatives to measures required in accordance with accounting principles generally accepted in the United States ("GAAP"). Certain non-GAAP measures should not be viewed as an alternative measure of our financial performance as they may not reflect the operations of our entire portfolio, and they may not reflect the impact of general and administrative expenses, depreciation and amortization, interest expense, other income (expense), or the level of capital expenditures and leasing costs necessary to maintain the operating performance of our shopping centers that could materially impact our results from operations. Additionally, certain non-GAAP measures should not be considered as an indication of our liquidity, nor as an indication of funds available to cover our cash needs, including our ability to fund distributions, and may not be a useful measure of the impact of long-term operating performance on value if we do not continue to operate our business in the manner currently contemplated. Accordingly, non-GAAP measures should be reviewed in connection with other GAAP measurements and should not be viewed as more prominent measures of performance than net income (loss) or cash flows from operations prepared in accordance with GAAP. Other REITs may use different methodologies for calculating similar non-GAAP measures, and accordingly, our non-GAAP measures may not be comparable to other REITs.

Our KPIs and terminology can be grouped into three key areas:

PORTFOLIO—Portfolio metrics help management to gauge the health of our centers overall and individually.

- Anchor space—We define an anchor space as a space greater than or equal to 10,000 square feet of gross leasable area ("GLA").

- Annualized Base Rent ("ABR")—We use ABR to refer to the monthly contractual base rent at the end of the period multiplied by twelve months.

- ABR Per Square Foot ("PSF")—This metric is calculated by dividing ABR by leased GLA. Increases in ABR PSF can be an indication of our ability to create rental rate growth in our centers, as well as an indication of demand for our spaces, which generally provides us with greater leverage during lease negotiations.

- GLA—We use GLA to refer to the total occupied and unoccupied square footage of a building that is available for tenants (whom we refer to as a "Neighbor" or our "Neighbors") or other retailers to lease.

- Inline space—We define an inline space as a space containing less than 10,000 square feet of GLA.

- Leased Occupancy—This metric is calculated as the percentage of total GLA for which a lease has been signed regardless of whether the lease has commenced or the Neighbor has taken possession. High occupancy is an indicator of demand for our spaces, which generally provides us with greater leverage during lease negotiations.

- Underwritten incremental unlevered yield—This reflects the yield we target to generate from a project upon expected stabilization and is calculated as the estimated incremental net operating income ("NOI") for a project at stabilization divided by its estimated net project investment. The estimated incremental NOI is the difference between the estimated annualized NOI we target to generate by a project upon stabilization and the estimated annualized NOI without the planned improvements. Underwritten incremental unlevered yield does not include peripheral impacts, such as lease rollover risk or the impact on the long term value of the property upon sale or disposition. Actual incremental unlevered yields may vary from our underwritten incremental unlevered yield range based on the actual total cost to complete a project and its actual incremental NOI at stabilization.

LEASING—Leasing is a key driver of growth for our company.

- Comparable lease—We use this term to refer to a lease with consistent terms that is executed for substantially the same space that has been vacant less than twelve months.

- Comparable rent spread—This metric is calculated as the percentage increase or decrease in first-year ABR (excluding any free rent or escalations) on new or renewal leases (excluding options) where the lease was considered a comparable lease. This metric provides an indication of our ability to generate revenue growth through leasing activity.

- Cost of executing new leases—We use this term to refer to certain costs associated with new leasing, namely, leasing commissions, tenant improvement costs, and tenant concessions.

- Portfolio retention rate—This metric is calculated by dividing (i) the total square feet of retained Neighbors with current period lease expirations by (ii) the total square feet of leases expiring during the period. The portfolio retention rate provides insight into our ability to retain Neighbors at our shopping centers as their leases approach expiration. Generally, the costs to retain an existing Neighbor are lower than costs to replace with a new Neighbor.

- Recovery rate—This metric is calculated by dividing (i) total recovery income by (ii) total recoverable expenses during the period. A high recovery rate is an indicator of our ability to recover certain property operating expenses and capital costs from our Neighbors.

FINANCIAL PERFORMANCE—In addition to financial metrics calculated in accordance with GAAP, such as net income or cash flows from operations, we utilize non-GAAP metrics to measure our operational and financial performance. See "Non-GAAP Measures" below for further discussion on the following metrics.

- Adjusted Earnings Before Interest, Taxes, Depreciation, and Amortization for Real Estate ("Adjusted EBITDA*re*")—To arrive at Adjusted EBITDA*re*, we adjust EBITDA*re*, as defined below, to exclude certain recurring and non-recurring items including, but not limited to: (i) changes in the fair value of the earn-out liability; (ii) other impairment charges; (iii) amortization of basis differences in our investments in our unconsolidated joint ventures; (iv) transaction and acquisition expenses; and (v) realized performance income. We use EBITDA*re* and Adjusted EBITDA*re* as additional measures of operating performance which allow us to compare earnings independent of capital structure and evaluate debt leverage and fixed cost coverage.

- Core Funds From Operations Attributable to Stockholders and OP Unit Holders ("Core FFO")—To arrive at Core FFO, we adjust Nareit FFO, as defined below, to exclude certain recurring and non-recurring items including, but not limited to: (i) depreciation and amortization of corporate assets; (ii) changes in the fair value of the earn-out liability; (iii) amortization of unconsolidated joint venture basis differences; (iv) gains or losses on the extinguishment or modification of debt and other; (v) other impairment charges; (vi) transaction and acquisition expenses; and (vii) realized performance income. We believe Nareit FFO provides insight into our operating performance as it excludes certain items that are not indicative of such performance. Core FFO provides further insight into the sustainability of our operating performance and provides an additional measure to compare our performance across reporting periods on a consistent basis by excluding items that may cause short-term fluctuations in net income (loss).

- EBITDA*re*—The National Association of Real Estate Investment Trusts ("Nareit") defines EBITDA*re* as net income (loss) computed in accordance with GAAP before: (i) interest expense; (ii) income tax expense; (iii) depreciation and amortization; (iv) gains or losses from disposition of depreciable property; and (v) impairment write-downs of depreciable property. Adjustments for unconsolidated partnerships and joint ventures are calculated to reflect EBITDA*re* on the same basis.

- Equity Market Capitalization—We calculate equity market capitalization as the total dollar value of all outstanding shares using the closing price for the applicable date.

- Nareit FFO Attributable to Stockholders and OP Unit Holders ("Nareit FFO")—Nareit defines Funds From Operations ("FFO") as net income (loss) computed in accordance with GAAP, excluding: (i) gains (or losses) from sales of property and gains (or losses) from change in control; (ii) depreciation and amortization related to real estate; (iii) impairment losses on real estate and impairments of in-substance real estate investments in investees that are driven by measurable decreases in the fair value of the depreciable real estate held by the unconsolidated partnerships and joint ventures; and (iv) adjustments for unconsolidated partnerships and joint ventures, calculated to reflect FFO on the same basis. We calculate Nareit FFO in a manner consistent with the Nareit definition.

- Net Debt—We calculate net debt as total debt, excluding discounts, market adjustments, and deferred financing expenses, less cash and cash equivalents.

- Net Debt to Adjusted EBITDA*re*—This ratio is calculated by dividing net debt by Adjusted EBITDA*re* (included on an annualized basis within the calculation). It provides insight into our leverage rate based on earnings and is not impacted by fluctuations in our equity price.

- Net Debt to Total Enterprise Value—This ratio is calculated by dividing net debt by total enterprise value, as defined below. It provides insight into our capital structure and usage of debt.

- NOI—We calculate NOI as total operating revenues, adjusted to exclude non-cash revenue items, less property operating expenses and real estate taxes. NOI provides insight about our financial and operating performance because it provides a performance measure of the revenues and expenses directly involved in owning and operating real estate assets and provides a perspective not immediately apparent from net income (loss).

- Same-Center—We use this term to refer to a property, or portfolio of properties, that have been owned and operational for the entirety of the last two reporting periods (i.e., since January 1, 2022).

- Total Enterprise Value—We calculate total enterprise value as our net debt plus our equity market capitalization on a fully diluted basis.

OVERVIEW

We are a REIT and one of the nation's largest owners and operators of omni-channel grocery-anchored shopping centers. Our portfolio primarily consists of neighborhood centers anchored by the #1 or #2 grocer tenants by sales within their respective formats by trade area. Our Neighbors are a mix of national, regional, and local retailers that primarily provide necessity-based goods and services.

As of December 31, 2023, we owned equity interests in 301 shopping centers, including 281 wholly-owned shopping centers and 20 shopping centers owned through one unconsolidated joint venture, which comprised approximately 34.4 million square feet in 31 states. In addition to managing our shopping centers, our third-party investment management business provides comprehensive real estate management services to our unconsolidated joint ventures and one private fund (collectively, the "Managed Funds").

BASIS OF PRESENTATION—The basis of presentation of our shares of common stock is described as follows:

- *Reverse Stock Split*—On July 2, 2021, our Board approved an amendment to our charter to effect a one-for-three reverse stock split. Concurrent with the reverse split, the Operating Partnership enacted a one-for-three reverse split of its outstanding OP units. Unless otherwise indicated, the information in this Form 10-K gives effect to the reverse stock and OP unit splits (see Note 12).

- *Recapitalization*—On June 18, 2021, our stockholders approved an amendment to our charter (the "Articles of Amendment") that effected a change of each share of our common stock outstanding at the time the amendment became effective into one share of a newly created class of Class B common stock (the "Recapitalization"). The Articles of Amendment became effective upon filing with, and acceptance by, the State Department of Assessments and Taxation of Maryland on July 2, 2021. Unless otherwise indicated, all information in this Form 10-K gives effect to the Recapitalization and references to "shares" and per share metrics refer to our common stock and Class B common stock, collectively. Our Class B common stock automatically converted into our publicly traded common stock on January 18, 2022 (see Note 12). Prior to the conversion, we have presented common stock and Class B common stock as separate classes within our consolidated balance sheets and consolidated statements of equity. On May 5, 2022, we filed Articles Supplementary to our charter with the Maryland State Department of Assessments and Taxation in order to reclassify and designate all of the 350 million authorized shares of our Class B common stock, $0.01 par value per share, all of which were unissued at such time, as shares of our common stock, $0.01 par value per share. We no longer have Class B common stock authorized for issue.

AT-THE-MARKET OFFERING ("ATM")—On February 10, 2022, we and the Operating Partnership entered into a sales agreement relating to the potential sale of shares of common stock pursuant to a continuous offering program. In accordance with the terms of the sales agreement, we may offer and sell shares of our common stock having an aggregate offering price of up to $250 million from time to time through our sales agents, or, if applicable, as forward sellers. During the three months ended December 31, 2023, we issued 2.2 million shares of our common stock at a gross weighted average price of $35.92 per share under the ATM program for net proceeds of $77.5 million, after approximately $0.8 million in commissions. During the year ended December 31, 2023, we issued 4.2 million shares of our common stock at a gross weighted average price of $35.76 per share under the ATM program for net proceeds of $147.6 million, after approximately $1.5 million in commissions. During the three months ended December 31, 2022, no shares were issued under the ATM program. During the year ended December 31, 2022, we issued 2.6 million shares of our common stock at a gross weighted average price of $34.23 per share under the ATM program for net proceeds of $89.2 million, after approximately $0.9 million in commissions. As of December 31, 2023, approximately $10.8 million of common stock remained available for issuance under the ATM program.

Subsequent to December 31, 2023, we issued approximately 46,000 additional shares of our common stock at a gross weighted average price of $37.05 per share under the ATM program for net proceeds of $1.7 million, after approximately $17,000 in commissions.

PORTFOLIO AND LEASING STATISTICS—Below are statistical highlights of our wholly-owned portfolio as of December 31, 2023 and 2022 (dollars and square feet in thousands):

		2023		2022
Number of properties		281		271
Number of states		31		31
Total square feet		32,153		31,093
ABR	$	470,819	$	435,712
% ABR from omni-channel grocery-anchored shopping centers		97.2 %		97.2 %
Leased occupancy %:				
Total portfolio spaces		97.4 %		97.4 %
Anchor spaces		98.9 %		99.3 %
Inline spaces		94.7 %		93.8 %
Average remaining lease term (in years)[1]		4.4		4.5

[1] The average remaining lease term in years excludes future options to extend the term of the lease.

FINANCIAL HIGHLIGHTS—Owning, operating, and managing well-occupied omni-channel grocery-anchored real estate is a core part of our business strategy, and as of December 31, 2023, 97.2% of our ABR was derived from omni-channel grocery-anchored shopping centers. As of December 31, 2023, total leased occupancy remained high at 97.4% and inline occupancy improved 0.9% to 94.7%, when compared to December 31, 2022. Our financial performance highlights during 2023 are as follows:

- Net income of $63.8 million, an increase of $9.2 million from a year ago, primarily due to strong operating performance attributable to our Same-Center portfolio and the net impact of our 2023 acquisition and disposition activity.
- Core FFO per diluted share improved by $0.07 to $2.34, primarily due to our strong operating performance.
- Same-Center NOI improved 4.2% to $396.6 million.
- Acquired $278.5 million and disposed of $6.3 million of assets, executing our external growth strategy while improving portfolio quality with our dispositions.

- Declared and paid monthly distributions of $0.0933 per share, or $1.12 annualized, for each month beginning January 2023 through August 2023, and increased monthly distributions to $0.0975 per share, or $1.17 annualized, for the remainder of 2023.

EXECUTING OUR STRATEGY—Our performance for the year is linked to our key initiatives: differentiated and focused strategy, integrated operating platform, and responsible balance sheet management. We believe these initiatives will result in long-term growth and value creation to all of our stakeholders.

Differentiated and Focused Strategy—We actively monitor the commercial real estate sector for shopping centers that meet our investment objectives. Our effective shelf registration statement and ATM program allow us to access equity and debt capital that we intend to use, in part, to grow our portfolio of assets. Highlights of our asset composition and acquisitions are as follows:

- 97.2% of our ABR was derived from omni-channel grocery-anchored shopping centers as of December 31, 2023.
- Our grocer health ratio, or occupancy cost, remains strong at 2.3% at December 31, 2023, which is favorable compared to the national grocer average occupancy cost.
- In 2023, our grocer sales increased 6% year-over-year to $681 per square foot. Grocer sales per square foot have increased approximately 30% since 2019.
- 70.4% of our ABR was derived from Neighbors providing necessity-based goods and services.
- The average PECO space, excluding anchors, is approximately 2,300 square feet. This size is attractive to many retailers, whereas large box format retailers are fewer and demand is thinner.
- Acquired eleven properties and three outparcels for a net cash outlay of $270.3 million, adding 1.1 million of GLA to our portfolio.

Internal Growth Through Our Integrated Operating Platform—We have focused on improving our occupancy through leasing vacant spaces, increasing lease revenue through rent growth, and executing development and redevelopment opportunities. Highlights of our wholly-owned operational activity as of and for the year ended December 31, 2023 are as follows:

- Leased occupancy for our wholly-owned portfolio remained high at 97.4% as of December 31, 2023, and inline occupancy improved 0.9% to 94.7%, when compared to December 31, 2022.
- Total ABR PSF for executed new leases improved 12.6% to $21.75, and inline ABR PSF for executed new leases improved 6.8% to $25.98 during the year ended December 31, 2023.
- For the year ended December 31, 2023, we completed 13 development and redevelopment projects encompassing a total of 0.2 million square feet with a total investment of $34.1 million.
- As of December 31, 2023, we have nine development and redevelopment projects in process, which we estimate will have a total investment of $33.7 million.
- Created $2.7 million of incremental ABR in 2023 as a result of development and redevelopment projects completed in 2022.

Balance Sheet Management Positioned for External Growth—Our balance sheet has a leverage profile that well-positions us to maintain and improve our investment grade rating, fund distributions to our stockholders, and invest in our targeted acquisitions. As of December 31, 2023, we had $615.4 million of total liquidity, comprised of $8.9 million of cash, cash equivalents, and restricted cash, plus $606.6 million of borrowing capacity available on our $800 million revolving credit facility. Our balance sheet management highlights as of and for the year ended December 31, 2023 are as follows:

- We issued 4.2 million shares of our common stock under the ATM program for net proceeds of $147.6 million.
- We amended three senior unsecured term loans with a total notional amount of $475 million scheduled to mature during 2024. The three senior unsecured term loans, as amended, have a total notional amount of $484.8 million and are scheduled to mature between 2026 (extendable with two one-year options to 2028) and 2027.
- Our current investment grade ratings are Baa3 (Outlook: Stable) with Moody's Investors Services and BBB- (Outlook: Positive) with S&P Global Ratings.
- As of December 31, 2023, our wholly-owned properties were approximately 84% unencumbered.
- Our ratio of net debt to Adjusted EBITDA*re* was 5.1x as of December 31, 2023, as compared to 5.3x as of December 31, 2022 (see "Liquidity and Capital Resources - Financial Leverage Ratios" below for a discussion and calculation).

- As of December 31, 2023, our outstanding debt had a weighted-average maturity of 3.9 years excluding all extension options. As of December 31, 2023, our debt maturity profile with the respective principal payment obligations is as follows (including the impact of derivatives on weighted-average interest rates and excluding all extension options)[1]:

Debt Maturity Profile



[1] As of December 31, 2023, our outstanding debt had a weighted-average maturity of 4.1 years including all extension options. Our related debt maturities at December 31, 2023 including extension options were as follows: 2024 - $28.1 million; 2025 - $277.6 million; 2026 - $241.9 million; 2027 - $704.6 million; 2028 - $179.1 million; 2029 - $0.8 million; 2030 - $200.8 million; and 2031 - $353.4 million.

LEASING ACTIVITY—Below is a summary of leasing activity for our wholly-owned properties for the years ended December 31, 2023 and 2022[1]:

	Total Deals		Inline Deals	
	2023	**2022**	**2023**	**2022**
New leases:				
Number of leases	348	390	334	375
Square footage (in thousands)	1,077	1,230	763	819
ABR (in thousands)	$ 23,416	$ 23,750	$ 19,813	$ 19,919
ABR PSF	$ 21.75	$ 19.31	$ 25.98	$ 24.33
Cost PSF of executing new leases	$ 33.04	$ 36.25	$ 37.22	$ 39.56
Number of comparable leases	137	145	135	143
Comparable rent spread	25.2 %	32.2 %	24.8 %	26.5 %
Weighted average lease term (in years)	8.6	8.1	7.2	7.4
Renewals and options:				
Number of leases	648	611	590	551
Square footage (in thousands)	3,642	3,554	1,360	1,213
ABR (in thousands)	$ 58,529	$ 49,625	$ 35,311	$ 29,172
ABR PSF	$ 16.07	$ 13.96	$ 25.96	$ 24.04
ABR PSF prior to renewals	$ 14.50	$ 12.77	$ 22.44	$ 21.18
Percentage increase in ABR PSF	10.8 %	9.3 %	15.7 %	13.4 %
Cost PSF of executing renewals and options	$ 0.52	$ 1.89	$ 0.91	$ 1.10
Number of comparable leases[2]	485	472	470	459
Comparable rent spread[2]	16.2 %	14.6 %	17.7 %	15.2 %
Weighted average lease term (in years)	5.0	4.9	4.3	4.2
Portfolio retention rate	93.9 %	90.7 %	84.9 %	77.5 %

[1] PSF amounts may not recalculate exactly based on other amounts presented within the table due to rounding.
[2] Excludes exercise of options.

RESULTS OF OPERATIONS

KNOWN TRENDS AND UNCERTAINTIES—The economy continues to face inflation risk, which may negatively impact some of our Neighbors and increase our operating and construction costs. Substantially all of our leases contain provisions designed to mitigate the adverse effect of inflation, including requirements for Neighbors to pay their allocable share of operating expenses that includes common area maintenance, utilities, real estate taxes, insurance, and certain capital expenditures. Additionally, many of our leases are for terms of less than ten years, which allows us to target increased rents to current market rates upon renewal.

In addition to inflation, macroeconomic and geopolitical risks may create challenges that could negatively impact market conditions in the United States. Additionally, the policies implemented to address these risks, including raising interest rates, could result in adverse impacts on the United States economy, including a slowing of growth or potentially a recession.

SUMMARY OF OPERATING ACTIVITIES FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

(Dollars in thousands)	2023	2022	Favorable (Unfavorable) Change $	%[1]
Revenues:				
Rental income	$ 597,501	$ 560,538	$ 36,963	6.6 %
Fees and management income	9,646	11,541	(1,895)	(16.4)%
Other property income	2,977	3,293	(316)	(9.6)%
Total revenues	610,124	575,372	34,752	6.0 %
Operating Expenses:				
Property operating	102,303	95,359	(6,944)	(7.3)%
Real estate taxes	72,816	67,864	(4,952)	(7.3)%
General and administrative	44,366	45,235	869	1.9 %
Depreciation and amortization	236,443	236,224	(219)	(0.1)%
Impairment of real estate assets	—	322	322	NM
Total operating expenses	455,928	445,004	(10,924)	(2.5)%
Other:				
Interest expense, net	(84,232)	(71,196)	(13,036)	(18.3)%
Gain on disposal of property, net	1,110	7,517	(6,407)	(85.2)%
Other expense, net	(7,312)	(12,160)	4,848	39.9 %
Net income	63,762	54,529	9,233	16.9 %
Net income attributable to noncontrolling interests	(6,914)	(6,206)	(708)	(11.4)%
Net income attributable to stockholders	$ 56,848	$ 48,323	$ 8,525	17.6 %

[1] Line items that result in a percent change that exceed certain limitations are considered not meaningful ("NM") and indicated as such.

Our basis for analyzing significant fluctuations in our results of operations generally includes review of the results of our same-center portfolio, non-same-center portfolio, and revenues and expenses from our management activities. We define our same-center portfolio as the 262 properties that were owned and operational prior to January 1, 2022. We define our non-same-center portfolio as those properties that were not fully owned and operational in both periods owing primarily to real estate asset activity occurring after December 31, 2021, which includes five properties disposed of and 18 properties acquired. Below are explanations of the significant fluctuations in the results of operations for the years ended December 31, 2023 and 2022:

Rental Income increased $37.0 million as follows:

- $19.3 million increase related to our same-center portfolio primarily as follows:
  - $16.6 million increase primarily due to a $0.41 increase in average minimum rent PSF and a 1.1% improvement in average occupancy; and
  - $7.3 million increase primarily due to an increase in recoverable income attributed to an increase in real estate taxes, common area maintenance spending, and insurance costs as well as a 1.1% improvement in average occupancy; partially offset by
  - $2.2 million decrease primarily due to collections in 2022 of amounts previously reserved; and
  - $1.3 million decrease primarily due to lower lease buyout income.
- $17.7 million increase primarily related to our acquisition activity, net of dispositions.

Fees and Management Income:

- The $1.9 million decrease in fees and management income was primarily due to $0.1 million realized performance income in 2023 compared to $2.7 million in 2022 for the achievement of certain performance targets related to our Necessity Retail Partners ("NRP") joint venture.

Property Operating Expenses increased $6.9 million primarily as follows:

- $4.3 million increase from our same-center portfolio and corporate operating activities primarily due to increases in recoverable expenses attributable to higher common area maintenance spending, along with higher insurance and compensation costs; and
- $2.6 million increase primarily due to our acquisition activity, net of dispositions.

Real Estate Tax Expenses:

- The $5.0 million increase in real estate tax expenses is primarily due to our acquisition activity, net of dispositions, and less appeal settlement income in 2023 compared to 2022.

General and Administrative Expenses:

- The $0.9 million decrease in general and administrative expenses is primarily due to a decrease in directors and officers insurance.

Interest Expense, Net:

- The $13.0 million increase during the year ended December 31, 2023 as compared to the same period in 2022 was primarily due to higher interest rates in 2023 partially offset by lower loss on extinguishment or modification of debt. Interest Expense, Net was comprised of the following (dollars in thousands):

| | Year Ended December 31, | |
	2023	2022
Interest on unsecured term loans and senior notes, net	$ 48,803	$ 40,975
Interest on secured debt	18,614	20,768
Interest on revolving credit facility, net	8,785	2,069
Non-cash amortization and other	7,662	6,359
Loss on extinguishment or modification of debt and other, net[1]	368	1,025
Interest expense, net	$ 84,232	$ 71,196
Weighted-average interest rate as of end of year	4.2%	3.6%
Weighted-average term (in years) as of end of year	3.9	4.4

[1]   Includes defeasance fees related to early repayments of debt.

Gain on Disposal of Property, Net:

- The $6.4 million decrease was primarily related to the sale of land acquired by local authorities, as well as the sale of one property and two outparcels with a net gain of $1.1 million during the year ended December 31, 2023, as compared to the sale of four properties and four outparcels with a net gain of $7.5 million during the year ended December 31, 2022 (see Note 4).

Other Expense, Net:

- Other Expense, Net was comprised of the following (in thousands):

| | Year Ended December 31, | |
	2023	2022
Transaction and acquisition expenses	$ (5,675)	$ (10,551)
Impairment of investment in third parties (see Note 15)	(3,000)	—
Federal, state, and local income tax expense	(438)	(806)
Equity in net income of unconsolidated investments	372	1,280
Change in fair value of earn-out liability (see Note 16)	—	(1,809)
Other	1,429	(274)
Other expense, net	$ (7,312)	$ (12,160)

SUMMARY OF OPERATING ACTIVITIES FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

For a discussion of the year-to-year comparisons in the results of operations for the years ended December 31, 2022 and 2021, see "Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" of our 2022 Annual Report on Form 10-K, filed with the SEC on February 21, 2023.

NON-GAAP MEASURES

See "Key Performance Indicators and Defined Terms" above for additional information related to the following non-GAAP measures.

SAME-CENTER NOI—Same-Center NOI is presented as a supplemental measure of our performance, as it highlights operating trends such as occupancy levels, rental rates, and operating costs for our same-center portfolio. Other REITs may use different methodologies for calculating Same-Center NOI, and accordingly, our Same-Center NOI may not be comparable to other REITs. For the years ended December 31, 2023 and 2022, Same-Center NOI represents the NOI for the 262 properties that were wholly-owned and operational for the entire portion of all comparable reporting periods.

Same-Center NOI should not be viewed as an alternative measure of our financial performance as it does not reflect the operations of our entire portfolio, nor does it reflect the impact of general and administrative expenses, depreciation and amortization, interest expense, other income (expense), or the level of capital expenditures and leasing costs necessary to maintain the operating performance of our properties that could materially impact our results from operations.

The table below compares Same-Center NOI for the years ended December 31, 2023 and 2022 (dollars in thousands):

			Favorable (Unfavorable)	
	2023	2022	$ Change	% Change
Revenues:				
Rental income[1]	$ 415,152	$ 398,507	$ 16,645	
Tenant recovery income	134,860	127,776	7,084	
Reserves for uncollectibility[2]	(3,409)	(1,918)	(1,491)	
Other property income	2,717	2,967	(250)	
Total revenues	549,320	527,332	21,988	4.2 %
Operating expenses:				
Property operating expenses	83,669	80,683	(2,986)	
Real estate taxes	69,035	66,184	(2,851)	
Total operating expenses	152,704	146,867	(5,837)	(4.0)%
Total Same-Center NOI	$ 396,616	$ 380,465	$ 16,151	4.2 %

[1] Excludes straight-line rental income, net amortization of above- and below-market leases, and lease buyout income.
[2] Includes billings that will not be recognized as revenue until cash is collected or the Neighbor resumes regular payments and/or we deem it appropriate to resume recording revenue on an accrual basis, rather than on a cash basis.

Same-Center NOI Reconciliation—Below is a reconciliation of Net Income to NOI and Same-Center NOI for the years ended December 31, 2023 and 2022 (in thousands):

	2023	2022
Net income	$ 63,762	$ 54,529
Adjusted to exclude:		
Fees and management income	(9,646)	(11,541)
Straight-line rental income[1]	(10,185)	(12,265)
Net amortization of above- and below-market leases	(5,178)	(4,324)
Lease buyout income	(1,222)	(2,414)
General and administrative expenses	44,366	45,235
Depreciation and amortization	236,443	236,224
Impairment of real estate assets	—	322
Interest expense, net	84,232	71,196
Gain on disposal of property, net	(1,110)	(7,517)
Other expense, net	7,312	12,160
Property operating expenses related to fees and management income	2,059	3,046
NOI for real estate investments	410,833	384,651
Less: Non-same-center NOI[2]	(14,217)	(4,186)
Total Same-Center NOI	$ 396,616	$ 380,465

[1] Includes straight-line rent adjustments for Neighbors for whom revenue is being recorded on a cash basis.
[2] Includes operating revenues and expenses from non-same-center properties which includes properties acquired or sold and corporate activities.

NAREIT FFO AND CORE FFO—Nareit FFO is a non-GAAP financial performance measure that is widely recognized as a measure of REIT operating performance. Core FFO is an additional financial performance measure used by us as Nareit FFO includes certain non-comparable items that affect our performance over time. We believe that Core FFO is helpful in assisting management and investors with assessing the sustainability of our operating performance in future periods.

Nareit FFO and Core FFO should not be considered alternatives to net income (loss) under GAAP, as an indication of our liquidity, nor as an indication of funds available to cover our cash needs, including our ability to fund distributions. Core FFO may not be a useful measure of the impact of long-term operating performance on value if we do not continue to operate our business plan in the manner currently contemplated.

Accordingly, Nareit FFO and Core FFO should be reviewed in connection with other GAAP measurements, and should not be viewed as more prominent measures of performance than net income (loss) or cash flows from operations prepared in accordance with GAAP. Our Nareit FFO and Core FFO, as presented, may not be comparable to amounts calculated by other REITs.

The following table presents our calculation of Nareit FFO and Core FFO for the years ended December 31, 2023, 2022, and 2021 (in thousands, except per share amounts):

		2023		2022		2021
Calculation of Nareit FFO Attributable to Stockholders and OP Unit Holders						
Net income	$	63,762	$	54,529	$	17,233
Adjustments:						
Depreciation and amortization of real estate assets		234,260		232,571		217,564
Impairment of real estate assets		—		322		6,754
Gain on disposal of property, net		(1,110)		(7,517)		(30,421)
Adjustments related to unconsolidated joint ventures		2,636		842		72
Nareit FFO attributable to stockholders and OP unit holders	$	299,548	$	280,747	$	211,202
Calculation of Core FFO Attributable to Stockholders and OP Unit Holders						
Nareit FFO attributable to stockholders and OP unit holders	$	299,548	$	280,747	$	211,202
Adjustments:						
Depreciation and amortization of corporate assets		2,183		3,653		3,869
Change in fair value of earn-out liability		—		1,809		30,436
Impairment of investment in third parties		3,000		—		—
Transaction and acquisition expenses		5,675		10,551		5,363
Loss on extinguishment or modification of debt and other, net		368		1,025		3,592
Amortization of unconsolidated joint venture basis differences		17		220		1,167
Realized performance income[1]		(75)		(2,742)		(675)
Core FFO attributable to stockholders and OP unit holders	$	310,716	$	295,263	$	254,954
Nareit FFO/Core FFO Attributable to Stockholders and OP Unit Holders per diluted share						
Weighted-average shares of common stock outstanding - diluted		132,970		130,332		116,672
Nareit FFO attributable to stockholders and OP unit holders per share - diluted	$	2.25	$	2.15	$	1.81
Core FFO attributable to stockholders and OP unit holders per share - diluted	$	2.34	$	2.27	$	2.19

[1] Realized performance income includes fees received related to the achievement of certain performance targets in our NRP joint venture.

EBITDA*re* and ADJUSTED EBITDA*re*—We use EBITDA*re* and Adjusted EBITDA*re* as additional measures of operating performance which allow us to compare earnings independent of capital structure, determine debt service and fixed cost coverage, and measure enterprise value. Additionally, we believe they are a useful indicator of our ability to support our debt obligations.

EBITDA*re* and Adjusted EBITDA*re* should not be considered as alternatives to net income (loss), as an indication of our liquidity, nor as an indication of funds available to cover our cash needs, including our ability to fund distributions. Accordingly, EBITDA*re* and Adjusted EBITDA*re* should be reviewed in connection with other GAAP measurements, and should not be viewed as more prominent measures of performance than net income (loss) or cash flows from operations prepared in accordance with GAAP. Our EBITDA*re* and Adjusted EBITDA*re*, as presented, may not be comparable to amounts calculated by other REITs.

The following table presents our calculation of EBITDA*re* and Adjusted EBITDA*re* for the years ended December 31, 2023, 2022, and 2021 (in thousands):

	2023	2022	2021
Calculation of EBITDA*re*			
Net income	$ 63,762	$ 54,529	$ 17,233
Adjustments:			
Depreciation and amortization	236,443	236,224	221,433
Interest expense, net	84,232	71,196	76,371
Gain on disposal of property, net	(1,110)	(7,517)	(30,421)
Impairment of real estate assets	—	322	6,754
Federal, state, and local tax expense	438	806	327
Adjustments related to unconsolidated joint ventures	3,721	1,987	1,431
EBITDA*re*	$ 387,486	$ 357,547	$ 293,128
Calculation of Adjusted EBITDA*re*			
EBITDA*re*	$ 387,486	$ 357,547	$ 293,128
Adjustments:			
Impairment of investment in third parties	3,000	—	—
Change in fair value of earn-out liability	—	1,809	30,436
Transaction and acquisition expenses	5,675	10,551	5,363
Amortization of unconsolidated joint venture basis differences	17	220	1,167
Realized performance income[1]	(75)	(2,742)	(675)
Adjusted EBITDA*re*	$ 396,103	$ 367,385	$ 329,419

[1] Realized performance income includes fees received related to the achievement of certain performance targets in our NRP joint venture.

LIQUIDITY AND CAPITAL RESOURCES

GENERAL—Aside from standard operating expenses, we expect our principal cash demands to be for:

- investments in real estate;
- cash distributions to stockholders;
- redevelopment and repositioning projects;
- capital expenditures and leasing costs; and
- principal and interest payments on our outstanding indebtedness.

We expect our primary sources of liquidity to be:

- operating cash flows;
- borrowings from our unsecured revolving credit facility and proceeds from debt financings;
- proceeds from any ATM offering activities;
- proceeds received from the disposition of properties; and
- available, unrestricted cash and cash equivalents.

At this time, we believe our current sources of liquidity are sufficient to meet our short- and long-term cash demands.

IMPACT OF THE UNDERWRITTEN IPO—On July 19, 2021, we closed our underwritten IPO, through which we issued 19.6 million shares, including the underwriters' overallotment election, of a new class of common stock, $0.01 par value per share, at an initial price to the public of $28.00 per share. As a result of the underwritten IPO, we received gross proceeds of $547.4 million. The underwritten IPO allowed us access to forms of capital not previously available to us, as follows:

- In October 2021, the Operating Partnership completed the registered offering of $350 million aggregate principal amount of 2.625% senior notes ("2021 Bond Offering") priced at 98.692% of the principal amount and maturing in November 2031. The 2021 Bond Offering resulted in gross proceeds of $345.4 million. The notes are fully and unconditionally guaranteed by us.

- In February 2022, we filed an automatically effective shelf registration statement on Form S-3 providing for the public offering and sale, from time to time, by us of our preferred stock, common stock, debt securities, depository shares, warrants, rights, units, and guarantees of debt securities and by the Operating Partnership of its debt securities, in each case in unlimited amounts.

- In connection with our February 2022 Form S-3 filing, we commenced the ATM program through which we may offer and sell shares of our common stock having an aggregate offering price of up to $250 million. During the three months ended December 31, 2023, we issued 2.2 million shares of our common stock at a gross weighted average price of $35.92 per share under the ATM program for net proceeds of $77.5 million, after approximately $0.8 million in commissions. During the year ended December 31, 2023, we issued 4.2 million shares of our common stock at a gross weighted average price of $35.76 per share under the ATM program for net proceeds of $147.6 million, after approximately $1.5 million in commissions. During the three months ended December 31, 2022, no shares were issued under the ATM program. During the year ended December 31, 2022, we issued 2.6 million shares of our common stock at a gross weighted average price of $34.23 per share under the ATM program for net proceeds of $89.2 million, after approximately $0.9 million in commissions. As of December 31, 2023, approximately $10.8 million of common stock remained available for issuance under the ATM program.

DEBT—The following table summarizes information about our debt as of December 31, 2023 and 2022 (dollars in thousands):

	2023	2022
Total debt obligations, gross	$ 1,986,735	$ 1,912,784
Weighted-average interest rate	4.2 %	3.6 %
Weighted-average term (in years)	3.9	4.4
Revolving credit facility capacity[1]	$ 800,000	$ 800,000
Revolving credit facility availability[2]	606,550	709,385

[1] The revolving credit facility matures in January 2026, extendable at our option to January 2027. In addition, the revolving credit facility also includes an accordion feature that permits us to increase our aggregate borrowing capacity thereunder to up to $1 billion, subject to the satisfaction of certain conditions.

[2] Net of any outstanding balance and letters of credit.

Debt Activity—During the years ended December 31, 2023 and 2022, we took steps to appropriately ladder our debt maturities and increase debt amounts available to us for future investment activity. Our debt activity during the year ended December 31, 2023 was as follows:

- On July 31, 2023, we amended three senior unsecured term loans with a total notional amount of $475 million scheduled to mature during 2024. The three senior unsecured term loans, as amended, have a total notional amount of $484.8 million. The $161.8 million unsecured term loan is priced based on a leverage grid, which is currently at the Secured Overnight Financing Rate ("SOFR") plus 1.35% and is scheduled to mature on January 31, 2026 extendable with two one-year options to 2028. The $158 million and $165 million unsecured term loans are priced based on a leverage grid, which is currently at SOFR plus 1.35% and mature on January 31, 2027.

- During the year ended December 31, 2023, we repaid $47.3 million in mortgage debt.

Our debt activity during the year ended December 31, 2022 was as follows:

- In May 2022, we amended our credit facility agreement to, among other things, increase the total amount available under our unsecured revolving credit facility from $500 million to $800 million. The unsecured revolving credit facility also includes an accordion feature that permits us to increase our aggregate borrowing capacity thereunder to up to $1 billion, subject to the satisfaction of certain conditions. The unsecured revolving credit facility is scheduled to mature in January 2026, extendable at our option to January 2027.

- During 2022, we repaid $80.1 million in mortgage debt.

Future Debt Obligations—As of December 31, 2023, including the impact of our swap agreements, our future contractual debt obligations were $115.7 million of debt principal and interest payments during 2024, and $2.2 billion of debt principal and interest payments thereafter (see Note 8). The average annual maturities of our outstanding debt over the next four years as of December 31, 2023 was approximately $313 million including all extension options and approximately $354 million excluding all extension options.

Debt Obligation Guarantees—The 2.625% senior notes issued by the Operating Partnership pursuant to an effective registration statement in October 2021 were, and debt securities of the Operating Partnership registered under our automatically effective shelf registration statement on Form S-3 filed in February 2022 will be, fully and unconditionally guaranteed by us. At December 31, 2023, the Operating Partnership had issued and outstanding its 2.625% senior notes. The obligations of the Operating Partnership to pay principal, premiums, if any, and interest on the 2.625% senior notes are fully and unconditionally guaranteed by us on a senior basis. As a result of the amendments to SEC Rule 3-10 of Regulation S-X, subsidiary issuers of obligations guaranteed by the parent are not required to provide separate financial statements, provided that: (i) the subsidiary obligor is consolidated into the parent company's consolidated financial statements; (ii) the parent guarantee is "full and unconditional"; and (iii) subject to certain exceptions as set forth below, the alternative disclosure required by Rule 13-01 of Regulation S-X is provided, which includes narrative disclosure and summarized financial information. We meet the conditions of this requirement and thus, are not presenting separate financial statements. Furthermore, as permitted under Rule 13-01(a)(4)(vi) of Regulation S-X, we have excluded the summarized financial information for the Operating Partnership because the assets, liabilities, and results of operations of the Operating Partnership are not materially different than the corresponding in our consolidated financial statements, and management believes such summarized financial information would be repetitive and would not provide incremental value to investors.

Covenants—Credit agreements for our unsecured revolving credit facility and unsecured term loans contain customary financial covenants, including a leverage ratio of 60% or less, with a surge to 65% or less following a material acquisition, and require the fixed-charge ratio to be 1.5:1 or greater. Our unsecured senior notes due 2031 are also subject to customary financial covenants, including a leverage ratio of 65% or less, and require the fixed-charge ratio to be 150% or greater. As of December 31, 2023, we were in compliance with the restrictive covenants of our outstanding debt obligations and we expect to continue to meet the requirements of these covenants over the next twelve months.

OTHER CONTRACTUAL COMMITMENTS AND CONTINGENCIES AND OFF BALANCE SHEET ARRANGEMENTS—We enter into leases as a lessee as part of our real estate operations in the form of ground leases of land for certain properties, and as part of our corporate operations in the form of office space and office equipment leases. Currently, neither our operating leases nor our finance leases have residual value guarantees or other restrictions or covenants. We expect to fund these obligations through existing financing or cash flows from operations. As of December 31, 2023, our future contractual obligations as a lessee included operating lease obligations of $0.7 million during 2024, and $7.3 million thereafter. As of December 31, 2023, our future contractual finance lease obligations included $0.3 million during 2024.

We have an off-balance sheet arrangement that includes being the limited guarantor of a $175 million mortgage loan secured by Grocery Retail Partners I LLC ("GRP I") properties. Our guaranty for the GRP I debt is limited to being the non-recourse carveout guarantor and the environmental indemnitor. Further, we are also party to an agreement with our institutional joint venture partner in which any potential liability under such guarantee will be apportioned between us and our joint venture partner based on our respective ownership percentage in the joint venture. As of December 31, 2023, GRP I had an outstanding debt balance of $174.0 million.

Additionally, our off-balance sheet arrangements include the notional amount of our interest rate swaps which we use to hedge a portion of our exposure to interest rate fluctuations. Currently, all of our interest rate swaps fix the variable rate interest on our term loan debt. We intend to fund our interest rate swap payments utilizing cash flows from operations. As of December 31, 2023, the notional amount of our interest rate swaps was $0.7 billion. As of December 31, 2023, our future interest rate swap recoverables are $15.8 million during 2024 and $11.3 million thereafter.

FINANCIAL LEVERAGE RATIOS—We believe our net debt to Adjusted EBITDA*re*, net debt to total enterprise value, and debt covenant compliance as of December 31, 2023 allow us access to future borrowings as needed in the near term. The following table presents our calculation of net debt and total enterprise value, inclusive of our prorated portion of net debt and cash and cash equivalents owned through our unconsolidated joint ventures, as of December 31, 2023 and 2022 (in thousands):

	2023	2022
Net debt:		
Total debt, excluding discounts, market adjustments, and deferred financing expenses	$ 2,011,093	$ 1,937,142
Less: Cash and cash equivalents	5,074	5,740
Total net debt	$ 2,006,019	$ 1,931,402
Enterprise value:		
Net debt	$ 2,006,019	$ 1,931,402
Total equity market capitalization[1][2]	4,955,480	4,178,204
Total enterprise value	$ 6,961,499	$ 6,109,606

[1] Total equity market capitalization is calculated as diluted shares multiplied by the closing market price per share, which includes 135.8 million and 131.2 million diluted shares as of December 31, 2023 and 2022, respectively, and the closing market price per share of $36.48 and $31.84 as of December 31, 2023 and 2022, respectively.

[2] Fully diluted shares include common stock and OP units.

The following table presents our calculation of net debt to Adjusted EBITDA*re* and net debt to total enterprise value as of December 31, 2023 and 2022 (dollars in thousands):

	2023	2022
Net debt to Adjusted EBITDA*re* - annualized:		
Net debt	$ 2,006,019	$ 1,931,402
Adjusted EBITDA*re* - annualized[1]	396,103	367,385
Net debt to Adjusted EBITDA*re* - annualized	5.1x	5.3x
Net debt to total enterprise value:		
Net debt	$ 2,006,019	$ 1,931,402
Total enterprise value	6,961,499	6,109,606
Net debt to total enterprise value	28.8%	31.6%

[1] Adjusted EBITDA*re* is based on a trailing twelve month period. See "Non-GAAP Measures - EBITDA*re* and Adjusted EBITDA*re*" above for a reconciliation to Net Income.

CAPITAL EXPENDITURES AND REDEVELOPMENT ACTIVITY—We make capital expenditures during the course of normal operations, including maintenance capital expenditures and tenant improvements, as well as value-enhancing anchor space repositioning and redevelopment, ground-up outparcel development, and other accretive projects.

During the years ended December 31, 2023 and 2022, we had gross capital spend of $95.3 million and $104.5 million, respectively. Below is a summary of our capital spending activity, excluding leasing commissions, on a cash basis for the years ended December 31, 2023 and 2022 (in thousands):

		2023		2022
Capital expenditures for real estate:				
Capital improvements	$	22,766	$	17,828
Tenant improvements		26,663		24,194
Redevelopment and development		38,206		53,671
Total capital expenditures for real estate		87,635		95,693
Corporate asset capital expenditures		963		3,292
Capitalized indirect costs[1]		4,103		3,430
Total capital spending activity[2]	$	92,701	$	102,415

[1] Amount includes internal salaries and related benefits of personnel who work directly on capital projects as well as capitalized interest expense.

[2] Amounts reported are net of insurance proceeds of $2.6 million and $2.1 million for property damage claims for the years ended December 31, 2023 and 2022, respectively.

We expect our capital expenditures to reach $100 million - $110 million in 2024, which includes $40 million - $50 million related to development and redevelopment projects. We anticipate that obligations related to capital improvements, as well as redevelopment and development, in 2024 can be met with cash flows from operations, cash flows from dispositions, or borrowings on our unsecured revolving credit facility.

Generally, we expect our development and redevelopment projects to stabilize within 24 months. Our underwritten incremental unlevered yields on development and redevelopment projects are expected to average between 9%-12%. Our current in process projects represent an estimated total investment of $33.7 million. Actual incremental unlevered yields may vary from our underwritten incremental unlevered yield range based on the actual total cost to complete a project and its actual incremental annual NOI at stabilization. See "Key Performance Indicators and Defined Terms" above for further information.

REAL ESTATE ACQUISITION ACTIVITY—We actively monitor the commercial real estate market for properties that have future growth potential, are located in attractive demographic markets, and support our business objectives. We are currently targeting acquisitions of $200 million - $300 million annually. The following table highlights our property acquisitions during the years ended December 31, 2023 and 2022 (dollars in thousands):

		2023		2022
Number of properties acquired		11		7
Number of outparcels acquired[1]		3		4
Contract price	$	278,480	$	280,515
Total price of acquisitions[2]		270,262		282,000

[1] Outparcels acquired are adjacent to shopping centers that we own.

[2] Total price of acquisitions includes closing costs less credits and assumed debt obligations.

REAL ESTATE DISPOSITION ACTIVITY—We continually evaluate our portfolio of assets for opportunities to make strategic dispositions of assets that no longer meet our growth and investment objectives or assets that have stabilized in order to capture their value. The following table highlights our property dispositions during the years ended December 31, 2023 and 2022 (dollars in thousands):

		2023		2022
Number of properties sold		1		4
Number of outparcels sold		2		4
Contract price	$	6,250	$	53,987
Proceeds from sale of real estate, net[1][2]		7,208		52,019
Gain on disposal of property, net[2]		1,110		7,517

[1] Total proceeds from sale of real estate, net includes closing costs less credits.

[2] Activity for the year ended December 31, 2023 includes land acquired from us by local authorities.

DISTRIBUTIONS—We elected to be taxed as a REIT for federal income tax purposes commencing with our taxable year ended December 31, 2010. As a REIT, we have made, and intend to continue to make, distributions each taxable year equal to at least 90% of our taxable income (excluding capital gains and computed without regard to the dividends paid deduction).

In 2023, we declared and paid monthly distributions of $0.0933 per share, or $1.12 annualized, for each month beginning January 2023 through August 2023. On September 1, 2023, the Board authorized a 4.5% increase of our monthly distribution rate to $0.0975 per common share. We declared and paid monthly distributions of $0.0975 per share, or $1.17 annualized, for each month beginning September 2023 through December 2023.

The December 2023 and January 2024 distributions of $0.0975 per share were paid on January 2, 2024 and February 1, 2024, respectively. OP unit holders will receive distributions at the same rate as common stockholders, subject to any applicable withholding. The timing and amount of distributions are determined by our Board and is influenced in part by our intention to comply with REIT requirements of the IRC.

In 2022, we declared and paid monthly distributions of $0.09 per share, or $1.08 annualized, for each month beginning January 2022 through August 2022. We declared and paid monthly distributions of $0.0933 per share, or $1.12 annualized, an increase of 3.7%, for each month beginning September 2022 through December 2022.

To maintain our qualification as a REIT, we must make aggregate annual distributions to our stockholders of at least 90% of our REIT taxable income (which is computed without regard to the dividends paid deduction or net capital gain, and which does not necessarily equal net income or loss as calculated in accordance with GAAP). We generally will not be subject to U.S. federal income tax on the income that we distribute to our stockholders each year due to meeting the REIT qualification requirements. However, we may be subject to certain state and local taxes on our income, property, or net worth and to federal income and excise taxes on our undistributed income.

We have not established a minimum distribution level, and our charter does not require that we make distributions to our stockholders.

SHARE REPURCHASE PROGRAM—On August 3, 2022, our Board approved a new share repurchase program of up to $250 million of common stock. The program may be suspended or discontinued at any time, and does not obligate us to repurchase any dollar amount or particular number of shares. No share repurchases have been made to date under this program.

CASH FLOW ACTIVITIES—As of December 31, 2023, we had cash and cash equivalents and restricted cash of $8.9 million, a net cash decrease of $8.5 million during the year ended December 31, 2023.

Below is a summary of our cash flow activity for the years ended December 31, 2023 and 2022 (dollars in thousands):

	2023	2022	$ Change	% Change[1]
Net cash provided by operating activities	$ 290,968	$ 290,890	$ 78	— %
Net cash used in investing activities	(353,386)	(331,245)	(22,141)	(6.7)%
Net cash provided by (used in) financing activities	53,947	(57,825)	111,772	NM

[1] Line items that result in a percent change that exceed certain limitations are considered not meaningful ("NM") and indicated as such.

OPERATING ACTIVITIES—Our net cash provided by operating activities was primarily impacted by the following:

- **Property operations and working capital**—Most of our operating cash comes from rental and tenant recovery income and is offset by property operating expenses, real estate taxes, and general and administrative costs. The increase in property operations was primarily due to a $16.2 million, or 4.2%, improvement in Same-Center NOI as compared to 2022, and the execution of our acquisition strategy. During the year ended December 31, 2023, we had a net cash outlay of $9.4 million from changes in working capital as compared to a net cash outlay of $0.2 million during the same period in 2022. This change was primarily driven by an increase in real estate tax payments.

- **Cash paid for interest**—During the year ended December 31, 2023, we paid $76.5 million for interest, an increase of $11.4 million over the same period in 2022, largely due to higher interest rates in 2023.

- **Fees and management income**—We also generate operating cash from our third-party investment management business, pursuant to various management and advisory agreements between us and the Managed Funds. Our fee and management income was $9.6 million for the year ended December 31, 2023, a decrease of $1.9 million as compared to the same period in 2022. The decrease in fees and management income was primarily due to our joint venture with NRP from which we recognized income related to NRP's achievement of certain performance targets of $0.1 million for the year ended December 31, 2023, compared to income of $2.7 million in 2022.

INVESTING ACTIVITIES—Our net cash used in investing activities was primarily impacted by the following:

- **Real estate acquisitions**—During the year ended December 31, 2023, our acquisitions resulted in a total cash outlay of $270.3 million, as compared to a total cash outlay of $282.0 million during the same period in 2022.

- **Capital expenditures**—We invest capital into leasing our properties and maintaining or improving the condition of our properties. During the year ended December 31, 2023, we paid $95.3 million for capital expenditures, a decrease of $9.2 million over the same period in 2022.

- **Real estate dispositions**—During the year ended December 31, 2023, our dispositions resulted in a net cash inflow of $7.2 million, as compared to a net cash inflow of $52.0 million during the same period in 2022.

FINANCING ACTIVITIES—Our net cash provided by (used in) financing activities was primarily impacted by the following:

- **Debt borrowings and payments**—During the year ended December 31, 2023, we had $64.2 million in net borrowings as compared to $1.3 million in net repayment of debt during the same period a year ago. See "Debt Activity" above for more details.

- **Issuance of common stock**—During the year ended December 31, 2023, we issued 4.2 million shares of our common stock under the ATM program for net proceeds of $147.6 million. During the year ended December 31, 2022, we issued 2.6 million shares of our common stock under the ATM program for net proceeds of $89.2 million.

- **Distributions to stockholders and OP unit holders**—Cash used for distributions to common stockholders and OP unit holders increased by $7.8 million during the year ended December 31, 2023 as compared to the same period in

2022, primarily due to an increase in shares of common stock outstanding as a result of issuances under the ATM program and our distribution increases in both 2022 and 2023.

CRITICAL ACCOUNTING ESTIMATES

Below is a discussion of our critical accounting estimates. Our accounting policies have been established to conform with GAAP. We consider these policies critical because they involve significant management judgments and assumptions, require estimates about matters that are inherently uncertain, and are important for understanding and evaluating our reported financial results. These judgments affect the reported amounts of assets at the dates of the consolidated financial statements, as well as the reported amounts of revenue during the reporting periods. With different estimates or assumptions, materially different amounts could be reported in our consolidated financial statements. Additionally, other companies may utilize different estimates that may impact the comparability of our results of operations to those of companies in similar businesses.

Real Estate Valuation—We assess the fair value of acquired real estate and allocate the purchase price of real estate assets and liabilities acquired based upon their estimated fair values as of the acquisition date. The allocation requires the use of market based estimates and assumptions including estimated market lease rates and comparable acquisitions, historical operating results, carrying costs during lease-up periods, discount and capitalization rates, market absorption periods, and the number of years the property will be held for investment.

Quarterly, we review our owned real estate properties, including those classified as real estate held for sale, for evidence of impairment, which requires us, at times, to estimate the fair value of our real estate assets. Valuing our investment in real estate assets requires us to utilize a significant amount of judgment in the inputs that we select for impairment testing and other analyses. We select these inputs based on all available evidence and using techniques that are commonly employed by other real estate companies. Examples of these inputs include projected revenue and expense growth rates, estimates of future cash flows, anticipated holding periods, capitalization rates, general economic conditions and trends, and other available market data.

We believe that our real estate valuation estimates are based on reasonable assumptions. However, the use of inappropriate estimates could result in an incorrect valuation of our real estate properties, at acquisition or during our ownership period, which could result in material impairment losses in the future.

Rental Income—The majority of our revenue is lease revenue derived from our real estate assets, for which we are the lessor. Lease receivables are reviewed continually to determine whether or not it is probable that we will realize substantially all remaining lease payments for each of our Neighbors (i.e., whether a Neighbor is deemed to be a credit risk). If we determine it is not probable that we will collect substantially all of the remaining lease payments from a Neighbor, revenue for that Neighbor is recorded on a cash basis ("cash-basis Neighbor"), including no longer recognizing straight-line rent receivables and/or receivables for recoverable expenses. We will resume recording lease income on an accrual basis for cash-basis Neighbors once we believe the collection of rent for the remaining lease term is probable, which will generally be after a period of regular payments and no remaining unpaid rent for a certain timeframe. Neighbors who represent approximately 2% of our ABR are on our watchlist for review for collectibility as of December 31, 2023. However, not all of our watchlist Neighbors have an open receivable balance with us at December 31, 2023.

Additionally, we record a general reserve based on our review of operating lease receivables at a company level to ensure they are properly valued based on analysis of historical uncollectible tenant receivables, outstanding balances, and the current economic climate.

The aforementioned adjustments, as well as any reserve for disputed charges, are recorded as a reduction of Rental Income on the consolidated statements of operations and comprehensive income ("consolidated statements of operations").

Our revenue collectibility estimates are made based on historical experience, the current economic climate, and other Neighbor-specific factors. While we do not believe there is a reasonable likelihood of a material change in the estimates or assumptions that we use to recognize revenue, if actual payment levels were to vary significantly from estimates, we may be exposed to decreases in rental income that could be material or increases of non-cash straight-line income when a cash-basis Neighbor moves back to accrual accounting in accordance with GAAP.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

INTEREST RATE RISK—We utilize interest rate swaps in order to hedge a portion of our exposure to interest rate fluctuations. We do not intend to enter into derivative or interest rate transactions for speculative purposes. Our hedging decisions are determined based upon the facts and circumstances existing at the time of the hedge and may differ from our currently anticipated hedging strategy. Because we use derivative financial instruments to hedge against interest rate fluctuations, we may be exposed to both credit risk and market risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. If the fair value of a derivative contract is positive, the counterparty will owe us, which creates credit risk for us. If the fair value of a derivative contract is negative, we will owe the counterparty and, therefore, do not have credit risk. We seek to minimize the credit risk in derivative instruments by entering into transactions with high-quality counterparties. Market risk is the adverse effect on the value of a financial instrument that results from a change in interest rates. The market risk associated with interest-rate contracts is managed by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.

As of December 31, 2023, we had four interest rate swaps that fixed SOFR on $700 million of our unsecured term loan facilities.

In January 2024, we entered into an interest rate swap which has a notional amount of $150 million and swaps SOFR for a fixed rate of approximately 3.45% effective September 2024 and maturing December 2025.

As of December 31, 2023, we had not fixed the interest rate on $445.8 million of our unsecured debt through derivative financial instruments, and as a result, we are subject to the potential impact of rising interest rates, which could negatively impact our profitability and cash flows. We estimate that a one percentage point increase in interest rates on the outstanding balance of our variable-rate debt at December 31, 2023 would result in approximately $4.5 million of additional interest expense annually. The additional interest expense was determined based on the impact of hypothetical interest rates on our borrowing cost and assumes no changes in our capital structure. For further discussion of certain quantitative details related to our interest rate swaps, see Note 9.

The information presented above does not consider all exposures or positions that could arise in the future. Hence, the information represented herein has limited predictive value. As a result, the ultimate realized gain or loss with respect to interest rate fluctuations will depend on the exposures that arise during the period, the hedging strategies at the time, and the related interest rates.

See further discussion on interest amounts on our variable rate debt in Note 8 and discussion on the swap rate for our interest rate swaps in Note 9.

FOREIGN CURRENCY EXCHANGE RISK—We do not have any foreign operations, and thus, we are not exposed to foreign currency fluctuations.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

See the Index to Consolidated Financial Statements on page F-1 of this report.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As required by Rule 13a-15(b) and Rule 15d-15(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), our management, with the participation of our Principal Executive Officer and Principal Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) under the Exchange Act) as of December 31, 2023. Based on that evaluation, our Principal Executive Officer and Principal Financial Officer concluded that our disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) under the Exchange Act) were effective as of December 31, 2023, at a reasonable assurance level.

Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rule 13a-15(f) and Rule 15d-15(f). Our system of internal control over financial reporting is designed to provide reasonable assurance regarding the preparation and fair presentation of the consolidated financial statements for external purposes in accordance with GAAP. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can only provide reasonable assurance with respect to financial statement preparation and presentation. Also, because of changes in conditions, the effectiveness of an internal control system may vary over time.

Under the supervision and with the participation of our management, including our Principal Executive Officer and Principal Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on our evaluation under the framework in Internal Control - Integrated Framework (2013) issued by the COSO, our management concluded that our internal control over financial reporting was effective as of December 31, 2023.

Deloitte & Touche LLP, an independent registered public accounting firm that audited our financial statements, which are included in Item 8 of this Annual Report on Form 10-K, has issued an attestation report on management's internal control over financial reporting, which is included in this Item 9A under the caption "Report of Independent Registered Public Accounting Firm".

Changes in Internal Control over Financial Reporting

During the quarter ended December 31, 2023, there were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) and Rule 15d-15(f) under the Exchange Act) that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Phillips Edison & Company, Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Phillips Edison & Company, Inc. and subsidiaries (the "Company") as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2023, of the Company and our report dated February 12, 2024, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte & Touche LLP

Cincinnati, Ohio
February 12, 2024

ITEM 9B. OTHER INFORMATION

Not applicable.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

◆ PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS, AND CORPORATE GOVERNANCE

The information required by this Item is included under the caption "Information about our Executive Officers" in Part I hereof or will be included in our definitive proxy statement to be filed with the U.S. Securities and Exchange Commission ("SEC") within 120 days after December 31, 2023 in connection with the Company's 2024 Annual Meeting of Stockholders, and is hereby incorporated by reference into this Form 10-K.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item will be included in our definitive proxy statement to be filed with the SEC within 120 days after December 31, 2023 in connection with the Company's 2024 Annual Meeting of Stockholders, and is hereby incorporated by reference into this Form 10-K.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this Item will be included in our definitive proxy statement to be filed with the SEC within 120 days after December 31, 2023 in connection with the Company's 2024 Annual Meeting of Stockholders, and is hereby incorporated by reference into this Form 10-K.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item will be included in our definitive proxy statement to be filed with the SEC within 120 days after December 31, 2023 in connection with the Company's 2024 Annual Meeting of Stockholders, and is hereby incorporated by reference into this Form 10-K.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item will be included in our definitive proxy statement to be filed with the SEC within 120 days after December 31, 2023 in connection with the Company's 2024 Annual Meeting of Stockholders, and is hereby incorporated by reference into this Form 10-K.

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Financial Statement Schedules

See the Index to Consolidated Financial Statements on page F-1 of this report.

(b) Exhibits

Ex.	Description	Reference
2.1	Contribution Agreement, dated as of May 18, 2017, between Phillips Edison Grocery Center REIT I, Inc., Phillips Edison Grocery Center Operating Partnership I, L.P., and the Contributors Listed Therein	Form 8-K, filed May 23, 2017, Exhibit 2.1
2.2	Amendment to Contribution Agreement, between Phillips Edison & Company, Inc. (f/k/a Phillips Edison Grocery Center REIT I, Inc.), Phillips Edison Grocery Center Operating Partnership I, L.P., and the Contributors listed therein, dated as of March 12, 2019	Form 10-K, filed March 13, 2019, Exhibit 2.2
3.1	Fifth Articles of Amendment and Restatement of Phillips Edison & Company, Inc., as amended	Form 10-Q, filed May 5, 2022, Exhibit 3.1
3.2	Fifth Amended and Restated Bylaws of Phillips Edison & Company, Inc.	Form 8-K, filed July 19, 2021, Exhibit 3.1
4.1	Statement regarding restrictions on transferability of shares of common stock (to appear on stock certificate or to be sent upon request and without charge to stockholders issued shares without certificates)	Form S-11, filed March 1, 2010, Exhibit 4.2
4.2	Third Amended and Restated Dividend Reinvestment Plan	Form S-3, filed October 31, 2019, Exhibit 4.7
4.3	Phillips Edison & Company, Inc. Fourth Amended and Restated Share Repurchase Program, dated January 14, 2021	Form 8-K, filed January 14, 2021, Exhibit 99.1
4.4	Fourth Amended and Restated Agreement of Limited Partnership of Phillips Edison Grocery Center Operating Partnership I, L.P.	Form 10-K, filed March 30, 2018, Exhibit 4.4
4.5	Description of Phillips Edison & Company, Inc.'s Securities Registered Under Section 12 of the Securities Exchange Act of 1934	Form 10-K, filed March 12, 2021, Exhibit 4.5
4.6	Indenture, dated as of October 6, 2021, by and among Phillips Edison Grocery Center Operating Partnership I, L.P., as issuer, Phillips Edison & Company, Inc., as guarantor, and U.S. Bank National Association, as trustee	Form 8-K, filed October 6, 2021, Exhibit 4.1
4.7	First Supplemental Indenture, dated as of October 6, 2021, by and among Phillips Edison Grocery Center Operating Partnership I, L.P., as issuer, Phillips Edison & Company, Inc., as guarantor, and U.S. Bank National Association, as trustee	Form 8-K, filed October 6, 2021, Exhibit 4.2
10.1	Tax Protection Agreement dated as of October 4, 2017 by and among Phillips Edison Grocery Center REIT I, Inc., Phillips Edison Grocery Center Operating Partnership I, L.P. and each Protected Partner identified as a signatory on Schedule I, as amended from time to time	Form 8-K, filed October 11, 2017, Exhibit 10.2
10.2	Tax Protection Agreement by and among Phillips Edison & Company, Inc., Phillips Edison Grocery Center Operating Partnership I, L.P., and each Protected Partner identified as a signatory on Schedule I	Form 8-K, filed July 19, 2021, Exhibit 10.1
10.3	Equityholder Agreement dated October 4, 2017 by and among Phillips Edison Grocery Center REIT I, Inc., Phillips Edison Grocery Center Operating Partnership I, L.P. and each of the individuals signatory thereto	Form 8-K, filed October 11, 2017, Exhibit 10.3
10.4	Credit Agreement among Phillips Edison Grocery Center Operating Partnership I, L.P., Phillips Edison & Company, Inc., the lenders party thereto, and PNC Bank, National Association as administrative agent, dated July 2, 2021	Form 8-K, filed July 2, 2021, Exhibit 10.1
10.5	First Amendment to the Credit Agreement among Phillips Edison Grocery Center Operating Partnership I, L.P., Phillips Edison & Company, Inc., the lenders party thereto, and PNC Bank, National Association as administrative agent, dated May 20, 2022	Form 8-K, filed May 20, 2022, Exhibit 10.1
10.6	Loan Agreement by and among the Borrowers and Teachers Insurance and Annuity Association of America, dated October 4, 2017	Form 10-Q, filed November 9, 2017, Exhibit 10.10

Ex.	Description	Reference
10.7	Form of Deed of Trust, Assignment of Leases and Rents, Security Agreement and Fixture Filing	Form 10-Q, filed November 9, 2017, Exhibit 10.11
10.8	Phillips Edison & Company, Inc. 2020 Omnibus Incentive Plan*	Schedule 14A, filed April 7, 2020, Appendix A
10.9	First Amendment to Phillips Edison & Company, Inc. 2020 Omnibus Incentive Plan *	Schedule 14A, filed April 9, 2021, Appendix A
10.10	Amended and Restated 2010 Independent Director Stock Plan*	Form S-11/A, filed August 11, 2010, Exhibit 10.3
10.11	Amended and Restated 2010 Long-Term Incentive Plan*	Form 10-Q, filed November 9, 2017, Exhibit 10.14
10.12	Phillips Edison and Company, Inc. Amended & Restated Executive Severance and Change in Control Plan dated March 11, 2020*	Form S-11/A, filed July 7, 2021, Exhibit 10.19
10.13	Equity Vesting Agreement with Devin Murphy dated October 2, 2017*	Form 10-Q, filed November 9, 2017, Exhibit 10.15
10.14	Participation Agreement for Jeffrey Edison dated October 4, 2017*	Form 10-Q, filed November 9, 2017, Exhibit 10.16
10.15	Participation Agreement for Devin Murphy dated October 4, 2017*	Form 10-Q, filed November 9, 2017, Exhibit 10.17
10.16	Participation Agreement for Robert Myers dated October 4, 2017*	Form 10-Q, filed November 9, 2017, Exhibit 10.18
10.17	Participation Agreement for Tanya Brady dated March 12, 2019*	Form 10-K, filed March 13, 2019, Exhibit 10.23
10.18	Participation Agreement for John Caulfield dated August 7, 2019*	Form 10-Q, filed August 12, 2019, Exhibit 10.1
10.19	2019 Performance LTIP Unit Award Agreement for Jeffrey S. Edison, dated March 12, 2019*	Form 10-K, filed March 13, 2019, Exhibit 10.26
10.20	Amendment to 2019 Performance LTIP Unit Award Agreement for Jeffrey S. Edison, dated March 11, 2020*	Form 10-K, filed March 12, 2020, Exhibit 10.22
10.21	2019 Performance LTIP Unit Award Agreement for Devin I. Murphy, dated March 12, 2019*	Form 10-K, filed March 13, 2019, Exhibit 10.27
10.22	Amendment to 2019 Performance LTIP Unit Award Agreement for Devin I. Murphy, dated March 11, 2020*	Form 10-K, filed March 12, 2020, Exhibit 10.24
10.23	Form of LTIP Listing Equity Grant*	Form S-11/A, filed July 7, 2021, Exhibit 10.32
10.24	Form of LTIP Listing Equity Grant (Murphy)*	Form S-11/A, filed July 7, 2021, Exhibit 10.33
10.25	Form of RSU Listing Equity Grant*	Form S-11/A, filed July 7, 2021, Exhibit 10.34
10.26	Form of Restricted Stock Listing Equity Grant*	Form S-11/A, filed July 7, 2021, Exhibit 10.35
10.27	Form of Performance LTIP Unit Award Agreement (2022)*	Form 8-K, filed March 4, 2022, Exhibit 10.1
10.28	Form of Performance LTIP Unit Award Agreement (2022 - Murphy)*	Form 8-K, filed March 4, 2022, Exhibit 10.2
10.29	Form of Time-Based LTIP Unit Award Agreement (2022)*	Form 8-K, filed March 4, 2022, Exhibit 10.3
10.30	Form of Time-Based LTIP Unit Award Agreement (2022 - Murphy)*	Form 8-K, filed March 4, 2022, Exhibit 10.4
10.31	Second Amended and Restated Credit Agreement, dated as of July 31, 2023, among Phillips Edison Grocery Center Operating Partnership I, L.P., Phillips Edison & Company, Inc., the lenders party thereto, and Bank of America, N.A., as administrative agent	Form 10-Q, filed August 2, 2023, Exhibit 10.1
10.32	Amended and Restated Credit Agreement, dated as of July 31, 2023, among Phillips Edison Grocery Center Operating Partnership I, L.P., Phillips Edison & Company, Inc., the lenders party thereto and Capital One, National Association, as administrative agent	Form 10-Q, filed August 2, 2023, Exhibit 10.2
10.33	Amended and Restated Credit Agreement, dated as of July 31, 2023, among Phillips Edison Grocery Center Operating Partnership I, L.P., Phillips Edison & Company, Inc., the lenders party thereto and KeyBank National Association, as administrative agent	Form 10-Q, filed August 2, 2023, Exhibit 10.3
21.1	Subsidiaries of the Company**	
22.1	List of Issuers of Guaranteed Securities**	
23.1	Consent of Deloitte & Touche LLP**	
31.1	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002**	

Ex.	Description	Reference
31.2	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002**	
32.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. 1350, as created by Section 906 of the Sarbanes-Oxley Act of 2002***	
32.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. 1350, as created by Section 906 of the Sarbanes-Oxley Act of 2002***	
97	Phillips Edison & Company, Inc. Policy for Recovery of Erroneously Awarded Compensation**	
101.1	The following information from the Company's annual report on Form 10-K for the year ended December 31, 2023, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets; (ii) Consolidated Statements of Operations and Comprehensive Income; (iii) Consolidated Statements of Equity; and (iv) Consolidated Statements of Cash Flows	
101.INS	Inline XBRL Instance Document	
101.SCH	Inline XBRL Taxonomy Extension Schema Document	
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document	
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document	
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document	
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document	
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)	

* Management Contract or Compensatory Plan

** Filed herewith

*** Furnished herewith

ITEM 16.   FORM 10-K SUMMARY

Not applicable.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

* All schedules other than the one listed in the index have been omitted as the required information is either not applicable or the information is already presented in the consolidated financial statements or the related notes.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Phillips Edison & Company, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Phillips Edison & Company, Inc. and subsidiaries (the "Company") as of December 31, 2023 and 2022, the related consolidated statements of operations and comprehensive income, equity, and cash flows, for each of the three years in the period ended December 31, 2023, and the related notes and the schedule listed in the Index at Item 15 (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 12, 2024, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Allocation of Purchase Price for Investment in Real Estate Assets — *Refer to Notes 2 and 4 to the financial statements*

Critical Audit Matter Description

During the year ended December 31, 2023, the Company acquired eleven properties and three outparcels for an aggregate purchase price of $278 million. The Company accounted for the acquisitions as asset acquisitions. Accordingly, the purchase price paid for assets acquired and liabilities assumed was allocated, based on their relative fair values, to building and building improvements, land and land improvements, furniture, fixtures, and equipment, in-place leases, and other intangible assets and assumed liabilities. Estimates of fair values were based upon assumptions that the Company believes are similar to those used by independent appraisers. Valuation assumptions utilized include comparable sales transactions, costs to replace certain assets, market rents, discount rates, and terminal capitalization rates.

We identified the acquisitions as a critical audit matter because of the significant estimates management makes to determine the fair values of assets acquired and liabilities assumed. This required a high degree of auditor judgment and an increased extent of effort, including the need to involve our fair value specialists, when performing audit procedures to evaluate the reasonableness of management's assumptions.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to allocation of purchase price for investment in real estate assets included the following, among others:

- We tested the effectiveness of controls over the purchase price allocation, including management's controls over the identification of real estate assets, and the valuation methodology for estimating the fair value of assets acquired and liabilities assumed.

- For each acquisition:

  ◦ We obtained and evaluated the third-party purchase price allocation report, along with relevant supporting documentation, such as the executed purchase and sale agreement, property condition assessment, executed closing statement, and recorded journal entry in order to corroborate our understanding of the substance of the acquisition obtained through inquiry with the Company's management, as well as assess the completeness of the assets acquired and liabilities assumed as part of the acquisition.

- ◦ We tested the fair value estimates allocated to the assets acquired and liabilities assumed by comparing the estimates to average historical allocations determined by the Company to identify outliers for further investigation.
- • With the assistance of our fair value specialists, for those acquisitions that we deemed to possess characteristics of additional audit interest, we:
  - ◦ Evaluated the reasonableness of the valuation and allocation methodology and related inputs, including comparable sales transactions, costs to replace certain assets, market rents, discount rates, and terminal capitalization rates.
  - ◦ Tested the mathematical accuracy of the calculations and compared the key inputs used in the projections to external market sources.

/s/ Deloitte & Touche LLP

Cincinnati, Ohio
February 12, 2024

We have served as the Company's auditor since 2009.

PHILLIPS EDISON & COMPANY, INC.
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2023 AND 2022
(In thousands, except per share amounts)

		2023		2022
ASSETS				
Investment in real estate:				
Land and improvements	$	1,768,487	$	1,674,133
Building and improvements		3,818,184		3,572,146
In-place lease assets		495,525		471,507
Above-market lease assets		74,446		71,954
Total investment in real estate assets		6,156,642		5,789,740
Accumulated depreciation and amortization		(1,540,551)		(1,316,743)
Net investment in real estate assets		4,616,091		4,472,997
Investment in unconsolidated joint ventures		25,220		27,201
Total investment in real estate assets, net		4,641,311		4,500,198
Cash and cash equivalents		4,872		5,478
Restricted cash		4,006		11,871
Goodwill		29,066		29,066
Other assets, net		186,411		188,879
Total assets	$	4,865,666	$	4,735,492
LIABILITIES AND EQUITY				
Liabilities:				
Debt obligations, net	$	1,969,272	$	1,896,594
Below-market lease liabilities, net		108,223		109,799
Accounts payable and other liabilities		116,461		113,185
Deferred income		18,359		18,481
Total liabilities		2,212,315		2,138,059
Commitments and contingencies (see Note 11)		—		—
Equity:				
Preferred stock, $0.01 par value per share, 10,000 shares authorized, zero shares issued and outstanding at December 31, 2023 and 2022		—		—
Common stock, $0.01 par value per share, 1,000,000 shares authorized, 122,024 and 117,126 shares issued and outstanding at December 31, 2023 and 2022, respectively		1,220		1,171
Additional paid-in capital ("APIC")		3,546,838		3,383,978
Accumulated other comprehensive income ("AOCI")		10,523		21,003
Accumulated deficit		(1,248,273)		(1,169,665)
Total stockholders' equity		2,310,308		2,236,487
Noncontrolling interests		343,043		360,946
Total equity		2,653,351		2,597,433
Total liabilities and equity	$	4,865,666	$	4,735,492

See notes to consolidated financial statements.

PHILLIPS EDISON & COMPANY, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2023, 2022, AND 2021
(In thousands, except per share amounts)

	2023	2022	2021
Revenues:			
Rental income	$ 597,501	$ 560,538	$ 519,495
Fees and management income	9,646	11,541	10,335
Other property income	2,977	3,293	3,016
Total revenues	610,124	575,372	532,846
Operating Expenses:			
Property operating	102,303	95,359	92,914
Real estate taxes	72,816	67,864	65,381
General and administrative	44,366	45,235	48,820
Depreciation and amortization	236,443	236,224	221,433
Impairment of real estate assets	—	322	6,754
Total operating expenses	455,928	445,004	435,302
Other:			
Interest expense, net	(84,232)	(71,196)	(76,371)
Gain on disposal of property, net	1,110	7,517	30,421
Other expense, net	(7,312)	(12,160)	(34,361)
Net income	63,762	54,529	17,233
Net income attributable to noncontrolling interests	(6,914)	(6,206)	(2,112)
Net income attributable to stockholders	$ 56,848	$ 48,323	$ 15,121
Earnings per share of common stock:			
Net income per share attributable to stockholders - basic and diluted (see Note 14)	$ 0.48	$ 0.42	$ 0.15
Comprehensive income:			
Net income	$ 63,762	$ 54,529	$ 17,233
Other comprehensive (loss) income:			
Change in unrealized value on interest rate swaps	(11,816)	51,285	32,000
Comprehensive income	51,946	105,814	49,233
Net income attributable to noncontrolling interests	(6,914)	(6,206)	(2,112)
Change in unrealized value on interest rate swaps attributable to noncontrolling interests	1,265	(5,736)	(4,500)
Reallocation of comprehensive income (loss) upon conversion of noncontrolling interests	71	273	(13)
Comprehensive income attributable to stockholders	$ 46,368	$ 94,145	$ 42,608

See notes to consolidated financial statements.

PHILLIPS EDISON & COMPANY, INC.
CONSOLIDATED STATEMENTS OF EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2023, 2022, AND 2021
(In thousands, except per share amounts)

	Common Stock		Class B Common Stock		APIC	AOCI	Accumulated Deficit	Total Stockholders' Equity	Noncontrolling Interests	Total Equity
	Shares	Amount	Shares	Amount						
Balance at January 1, 2021	—	$ —	93,279	$ 2,798	$ 2,739,358	$ (52,306)	$ (999,491)	$ 1,690,359	$ 325,570	$ 2,015,929
Issuance of common stock	19,550	196	—	—	547,205	—	—	547,401	—	547,401
Offering costs, discounts, and commissions	—	—	—	—	(39,048)	—	—	(39,048)	—	(39,048)
Dividend reinvestment plan ("DRIP")	—	—	280	8	7,360	—	—	7,368	—	7,368
Share repurchases	—	—	(24)	—	(123)	—	—	(123)	—	(123)
Change in unrealized value on interest rate swaps	—	—	—	—	—	27,500	—	27,500	4,500	32,000
Common distributions declared, $1.035 per share	—	—	—	—	—	—	(106,467)	(106,467)	—	(106,467)
Distributions to noncontrolling interests	—	—	—	—	—	—	—	—	(14,332)	(14,332)
Share-based compensation	—	—	102	1	6,753	—	—	6,754	9,640	16,394
Conversion of noncontrolling interests	—	—	28	—	691	(13)	—	678	(678)	—
Impact of reverse stock split	—	—	—	(1,871)	1,871	—	—	—	—	—
Other	—	—	—	—	(29)	—	—	(29)	—	(29)
Net income	—	—	—	—	—	—	15,121	15,121	2,112	17,233
Balance at December 31, 2021	19,550	196	93,665	936	3,264,038	(24,819)	(1,090,837)	2,149,514	326,812	2,476,326
Conversion of Class B common stock	93,665	936	(93,665)	(936)	—	—	—	—	—	—
Issuance of common stock	2,633	26	—	—	90,098	—	—	90,124	—	90,124
Offering costs, discounts, and commissions	—	—	—	—	(1,090)	—	—	(1,090)	—	(1,090)
Change in unrealized value on interest rate swaps	—	—	—	—	—	45,549	—	45,549	5,736	51,285
Common distributions declared, $1.0932 per share	—	—	—	—	—	—	(127,151)	(127,151)	—	(127,151)
Distributions to noncontrolling interests	—	—	—	—	—	—	—	—	(16,241)	(16,241)
Share-based compensation	109	1	—	—	5,528	—	—	5,529	9,877	15,406
Conversion of noncontrolling interests	1,169	12	—	—	25,404	273	—	25,689	(25,689)	—
Settlement of earn-out liability	—	—	—	—	—	—	—	—	54,245	54,245
Net income	—	—	—	—	—	—	48,323	48,323	6,206	54,529
Balance at December 31, 2022	117,126	1,171	—	—	3,383,978	21,003	(1,169,665)	2,236,487	360,946	2,597,433
Issuance of common stock	4,170	42	—	—	150,793	—	—	150,835	—	150,835
Offering costs, discounts, and commissions	—	—	—	—	(1,939)	—	—	(1,939)	—	(1,939)
Change in unrealized value on interest rate swaps	—	—	—	—	—	(10,551)	—	(10,551)	(1,265)	(11,816)
Common distributions declared, $1.1364 per share	—	—	—	—	—	—	(135,456)	(135,456)	—	(135,456)
Distributions to noncontrolling interests	—	—	—	—	—	—	—	—	(16,334)	(16,334)
Share-based compensation	211	2	—	—	1,164	—	—	1,166	5,700	6,866
Conversion of noncontrolling interests	517	5	—	—	12,842	71	—	12,918	(12,918)	—
Net income	—	—	—	—	—	—	56,848	56,848	6,914	63,762
Balance at December 31, 2023	122,024	$ 1,220	—	$ —	$ 3,546,838	$ 10,523	$ (1,248,273)	$ 2,310,308	$ 343,043	$ 2,653,351

See notes to consolidated financial statements.

PHILLIPS EDISON & COMPANY, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2022, AND 2021
(In thousands)

	2023	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 63,762	$ 54,529	$ 17,233
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization of real estate assets	234,260	232,571	217,564
Impairment of real estate assets	—	322	6,754
Depreciation and amortization of corporate assets	2,183	3,653	3,869
Net amortization of above- and below-market leases	(5,178)	(4,324)	(3,581)
Amortization of deferred financing expenses	4,237	3,410	4,416
Amortization of debt and derivative adjustments	2,884	2,473	1,846
Loss (gain) on extinguishment or modification of debt, net	368	(95)	1,996
Gain on disposal of property, net	(1,110)	(7,517)	(30,421)
Impairment of investment in third parties	3,000	—	—
Change in fair value of earn-out liability	—	1,809	30,436
Straight-line rent	(10,145)	(12,301)	(9,427)
Share-based compensation	6,866	15,406	16,394
Return on investment in unconsolidated joint ventures	271	1,253	2,696
Other	(1,018)	(107)	(883)
Changes in operating assets and liabilities:			
Other assets, net	(11,524)	(10,147)	(4,498)
Accounts payable and other liabilities	2,112	9,955	8,508
Net cash provided by operating activities	290,968	290,890	262,902
CASH FLOWS FROM INVESTING ACTIVITIES:			
Real estate acquisitions	(270,262)	(282,000)	(308,358)
Capital expenditures	(95,262)	(104,495)	(75,035)
Proceeds from sale of real estate, net	7,208	52,019	206,377
Investment in third parties	—	—	(3,000)
Return of investment in unconsolidated joint ventures	1,969	4,151	5,039
Investment in marketable securities	—	(3,000)	(5,514)
Proceeds from sale of marketable securities	400	—	—
Insurance proceeds for property damage claims	2,561	2,080	—
Net cash used in investing activities	(353,386)	(331,245)	(180,491)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from the issuance of common stock	149,135	90,124	547,401
Payment of offering costs	(1,939)	(1,090)	(39,048)
Repurchases of Class B common stock	—	—	(77,765)
Proceeds from revolving credit facility	503,000	376,000	9,000
Payments on revolving credit facility	(401,000)	(297,000)	(9,000)
Proceeds from notes and loans payable	58,000	—	822,018
Payments on mortgages and loans payable	(101,504)	(81,920)	(1,229,715)
Distributions paid, net of DRIP	(135,749)	(127,083)	(106,699)
Distributions to noncontrolling interests	(15,996)	(16,856)	(14,982)
Other	—	—	(29)
Net cash provided by (used in) financing activities	53,947	(57,825)	(98,819)
NET DECREASE IN CASH, CASH EQUIVALENTS, AND RESTRICTED CASH	(8,471)	(98,180)	(16,408)
CASH, CASH EQUIVALENTS, AND RESTRICTED CASH:			
Beginning of year	17,349	115,529	131,937
End of year	$ 8,878	$ 17,349	$ 115,529
RECONCILIATION TO CONSOLIDATED BALANCE SHEETS			
Cash and cash equivalents	$ 4,872	$ 5,478	$ 92,585
Restricted cash	4,006	11,871	22,944
Cash, cash equivalents, and restricted cash at end of year	$ 8,878	$ 17,349	$ 115,529

PHILLIPS EDISON & COMPANY, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2023, 2022, AND 2021
(In thousands)

	2023	2022	2021
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:			
Cash paid for interest	$ 76,479	$ 65,096	$ 68,092
Cash paid for income taxes, net	689	194	559
SUPPLEMENTAL SCHEDULE OF NON-CASH ACTIVITIES:			
Settlement of earn-out liability	—	54,245	—
Right-of-use ("ROU") assets obtained in exchange for new lease liabilities	887	36	902
Accrued capital expenditures	9,892	9,834	6,443
Receivable from issuance of common stock	1,700	—	—
Investment in third party	—	6,800	—
Contribution of corporate assets	—	(4,304)	—
Assumed debt obligations, net	9,614	—	—
Assumed below-market debt	444	—	—
Above-market contract	—	(2,496)	—
Change in distributions payable	(293)	68	(7,600)
Change in distributions payable - noncontrolling interests	338	(615)	(650)
Distributions reinvested	—	—	7,368

See notes to consolidated financial statements.

Phillips Edison & Company, Inc.
Notes to Consolidated Financial Statements

1. ORGANIZATION

Phillips Edison & Company, Inc. ("we," the "Company," "PECO," "our," or "us") was formed as a Maryland corporation in October 2009. Substantially all of our business is conducted through Phillips Edison Grocery Center Operating Partnership I, L.P. (the "Operating Partnership"), a Delaware limited partnership formed in December 2009. We are a limited partner of the Operating Partnership, and our wholly-owned subsidiary, Phillips Edison Grocery Center OP GP I LLC, is the sole general partner of the Operating Partnership.

We are a real estate investment trust ("REIT") that invests primarily in omni-channel grocery-anchored neighborhood and community shopping centers that have a mix of creditworthy national, regional, and local retailers that sell necessity-based goods and services in strong demographic markets throughout the United States. In addition to managing our own shopping centers, our third-party investment management business provides comprehensive real estate and asset management services to two unconsolidated institutional joint ventures, in which we have partial ownership interests, and one private fund (collectively, the "Managed Funds").

As of December 31, 2023, we wholly-owned 281 real estate properties. Additionally, we owned a 14% interest in Grocery Retail Partners I LLC ("GRP I"), which owned 20 properties.

On July 19, 2021, we closed our underwritten initial public offering ("underwritten IPO"), through which we issued 19.6 million shares, including the underwriters' overallotment election, of a new class of common stock, $0.01 par value per share, at an initial price to the public of $28.00 per share. As a result of the underwritten IPO, we received gross proceeds of $547.4 million.

The basis of presentation of our shares of common stock is described as follows:

- Reverse Stock Split—On July 2, 2021, our board of directors (the "Board") approved an amendment to our charter to effect a one-for-three reverse stock split. Concurrent with the reverse split, the Operating Partnership enacted a one-for-three reverse split of its outstanding Operating Partnership units ("OP units"). Unless otherwise indicated, the information in this Form 10-K gives effect to the reverse stock and OP unit splits (see Note 12).

- Recapitalization—On June 18, 2021, our stockholders approved an amendment to our charter (the "Articles of Amendment") that effected a change of each share of our common stock outstanding at the time the amendment became effective into one share of a newly created class of Class B common stock (the "Recapitalization"). The Articles of Amendment became effective upon filing with, and acceptance by, the State Department of Assessments and Taxation of Maryland on July 2, 2021. Unless otherwise indicated, all information in this Form 10-K gives effect to the Recapitalization and references to "shares" and per share metrics refer to our common stock and Class B common stock, collectively. Our Class B common stock automatically converted into our publicly traded common stock on January 18, 2022 (see Note 12). Prior to the conversion, we have presented common stock and Class B common stock as separate classes within our consolidated balance sheets and consolidated statements of equity. On May 5, 2022, we filed Articles Supplementary to our charter with the Maryland State Department of Assessments and Taxation in order to reclassify and designate all of the 350 million authorized shares of our Class B common stock, $0.01 par value per share, all of which were unissued at such time, as shares of our common stock, $0.01 par value per share. We no longer have Class B common stock authorized for issue.

- In October 2021, the Operating Partnership completed the registered offering of $350 million aggregate principal amount of 2.625% senior notes ("2021 Bond Offering") priced at 98.692% of the principal amount and maturing in November 2031. The 2021 Bond Offering resulted in gross proceeds of $345.4 million. The notes are fully and unconditionally guaranteed by us.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Set forth below is a summary of the significant accounting estimates and policies that management believes are important to the preparation of our consolidated financial statements. Certain of our accounting estimates are particularly important for an understanding of our financial position and results of operations and require the application of significant judgment by management. For example, significant estimates and assumptions have been made with respect to the useful lives of assets, remaining hold periods of assets, recoverable amounts of receivables, and other fair value measurement assessments required for the preparation of the consolidated financial statements. As a result, these estimates are subject to a degree of uncertainty.

Basis of Presentation and Principles of Consolidation—The accompanying consolidated financial statements include our accounts and the accounts of the Operating Partnership and its wholly-owned subsidiaries (over which we exercise financial and operating control). The financial statements of the Operating Partnership are prepared using accounting policies consistent with our accounting policies. All intercompany balances and transactions are eliminated upon consolidation.

Use of Estimates—The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. For example, significant estimates and assumptions have been made with respect to the useful lives of assets; remaining hold periods of assets; recoverable amounts of receivables; initial valuations of tangible and intangible assets and liabilities, including goodwill, and related amortization periods of deferred costs and intangibles, particularly with respect to property acquisitions; the valuation and nature of derivatives and their effectiveness as hedges; valuations of contingent consideration; and other fair value measurement assessments required for the preparation of the consolidated financial statements. Actual results could differ from those estimates.

Stock Issuance Costs—Stock issuance costs are offset against stock issuance proceeds and capitalized as a component of APIC on the consolidated balance sheets. We had stock issuance costs of approximately $1.9 million, $1.1 million, and $39.0 million for the years ended December 31, 2023, 2022, and 2021, respectively.

Other costs and expenses indirectly related to stock issuance activities are not capitalized and are included as expense on our consolidated statements of operations and comprehensive income ("consolidated statements of operations"). For the year ended December 31, 2021, we incurred other indirect costs and expenses related to our underwritten IPO of $4.3 million, which included grants of restricted stock units ("RSUs"), that were expensed and included as transaction costs in Other Expense, Net on our consolidated statements of operations.

Partially-Owned Entities—If we determine that we are an owner in a variable-interest entity ("VIE"), and we hold a controlling financial interest, then we will consolidate the entity as the primary beneficiary. For a partially-owned entity determined not to be a VIE, we analyze rights held by each partner to determine which would be the consolidating party. We will generally consolidate entities (in the absence of other factors when determining control) when we have over a 50% ownership interest in the entity. We will assess our interests in VIEs on an ongoing basis to determine whether or not we are the primary beneficiary. However, we will also evaluate who controls the entity even in circumstances in which we have greater than a 50% ownership interest. If we do not control the entity due to the lack of decision-making abilities, we will not consolidate the entity. We have determined that the Operating Partnership is considered a VIE. We are the primary beneficiary of the VIE, and our partnership interest is considered a majority voting interest. As such, we have consolidated the Operating Partnership and its wholly-owned subsidiaries. Further, as we hold a majority voting interest in the Operating Partnership, we qualify for the exemption from providing certain of the disclosure requirements associated with variable interest entities.

Additionally, a Section 1031 like-kind exchange ("Section 1031 Exchange") pursuant to the Internal Revenue Code of 1986, as amended (the "IRC"), entails selling one property and reinvesting the proceeds in one or more properties that are similar in nature, character, or class within 180 days. A reverse Section 1031 Exchange occurs when one or more properties is purchased prior to selling one property to be matched in the like-kind exchange, during which time legal title to the purchased property is held by an intermediary. Because we retain essentially all of the legal and economic benefits and obligations related to the acquisition, we consider the purchased property in a reverse Section 1031 Exchange to be a VIE, and therefore, we will consolidate the entity as the primary beneficiary in these instances.

Noncontrolling Interests—Noncontrolling interests represent the portion of equity that we do not own in the entities we consolidate. We classify noncontrolling interests within permanent equity on our consolidated balance sheets. The amounts of consolidated net earnings attributable to us and to the noncontrolling interests are presented separately on our consolidated statements of operations. For additional information regarding noncontrolling interests, refer to Note 12.

Cash and Cash Equivalents—We consider all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents may include cash and short-term investments. Short-term investments are stated at cost, which approximates fair value and may consist of investments in money market accounts and money market funds. From time to time, the cash and cash equivalent balances at one or more of our financial institutions may exceed the Federal Depository Insurance Corporation coverage.

Restricted Cash—Restricted cash primarily consists of cash restricted for the purpose of facilitating a Section 1031 Exchange, escrowed tenant improvement funds, real estate taxes, capital improvement funds, insurance premiums, and other amounts required to be escrowed pursuant to loan agreements. During 2023, we did not sell any properties as part of facilitating a Section 1031 Exchange that remained open at the end of the year. During 2022, we sold two properties as part of facilitating a Section 1031 Exchange that remained open at the end of the year. The net proceeds of these sales were held as restricted cash with a qualified intermediary totaling $1.7 million.

Investment in Property and Lease Intangibles—We apply Accounting Standards Codification ("ASC") Topic 805: *Business Combinations* ("ASC 805") when evaluating any purchases of real estate. Under this guidance, our real estate acquisition activity is not generally considered a business combination and is instead classified as an asset acquisition. As a result, most acquisition-related costs are capitalized and amortized over the life of the related assets, and there is no recognition of goodwill. None of our real estate acquisitions in 2023 and 2022 met the definition of a business; therefore, we accounted for all as asset acquisitions.

Real estate assets are stated at cost less accumulated depreciation. The majority of acquisition-related costs are capitalized and allocated to the various classes of assets acquired. These costs are then depreciated over the estimated useful lives associated with the assets acquired. Depreciation is computed using the straight-line method. The estimated useful lives for computing depreciation are generally not to exceed 5-7 years for furniture, fixtures, and equipment, 15 years for land improvements, and 30 years for buildings and building improvements. Tenant improvements are amortized over the shorter of the respective lease term or the expected useful life of the asset. Major replacements that extend the useful lives of the assets are capitalized, and maintenance and repair costs are expensed as incurred.

We assess the acquisition-date fair values of all tangible assets, identifiable intangibles, and assumed liabilities using methods similar to those used by independent appraisers (e.g., discounted cash flow analysis, sales comparison approach, and replacement cost approach) that utilize appropriate discount and/or capitalization rates and available market information. Estimates of future cash flows are based on a number of factors including historical operating results, known and anticipated trends, and market and economic conditions. The fair value of tangible assets of an acquired property considers the value of the property as if it were vacant.

The fair values of buildings and improvements are determined on an as-if-vacant basis. The estimated fair value of acquired in-place leases is the cost we would have incurred to lease the properties to the occupancy level of the properties at the date of acquisition. Such estimates include leasing commissions, legal costs, and other direct costs that would be incurred to lease the properties to such occupancy levels. Additionally, we evaluate the time period over which such occupancy levels would be achieved. Such evaluation includes an estimate of the net market-based rental revenues and net operating costs (primarily consisting of real estate taxes, insurance, and utilities) that would be incurred during the lease-up period. Acquired in-place leases as of the date of acquisition are amortized over the remaining lease terms.

Acquired above- and below-market lease values are recorded based on the present value (using discount rates that reflect the risks associated with the leases acquired) of the difference between the contractual amounts to be paid pursuant to the in-place leases and management's estimate of the market lease rates for the corresponding in-place leases. The capitalized above- and below-market lease values are amortized as adjustments to rental income over the remaining terms of the respective leases. We also consider fixed-rate renewal options in our calculation of the fair value of below-market leases and the periods over which such leases are amortized. If a tenant has a unilateral option to renew a below-market lease and we determine that the tenant has a financial incentive to exercise such option, we include such option in the calculation of the fair value of such lease and the period over which the lease is amortized.

We estimate the value of tenant origination and absorption costs by considering the estimated carrying costs during hypothetical expected lease-up periods, considering current market conditions. In estimating carrying costs, management includes real estate taxes, insurance and other operating expenses, and estimates of lost rentals at market rates during the expected lease-up periods.

We estimate the fair value of assumed loans payable based upon indications of then-current market pricing for similar types of debt with similar maturities. Assumed loans payable are initially recorded at their estimated fair value as of the assumption date, and the difference between such estimated fair value and the loan's outstanding principal balance is amortized over the life of the loan as an adjustment to interest expense. Our accumulated amortization of above- and below-market debt was $1.8 million and $0.3 million as of December 31, 2023 and 2022, respectively.

Real estate assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the individual property may not be recoverable. In such an event, a comparison will be made of the projected operating cash flows of each property on an undiscounted basis to the carrying amount of such property. If deemed unrecoverable on an undiscounted basis, such carrying amount would be adjusted, if necessary, to estimated fair values to reflect impairment in the value of the asset. For additional information regarding real estate asset impairments, refer to our fair value measurement accounting policy below.

Goodwill and Other Intangibles—In the case of an acquisition of a business, after identifying all tangible and intangible assets and liabilities, the excess consideration paid over the fair value of the assets and liabilities acquired represents goodwill. We allocate goodwill to the respective reporting units in which such goodwill arises. We evaluate goodwill for impairment when an event occurs or circumstances change that indicate the carrying value may not be recoverable, or at least annually. Our annual testing date is November 30.

The goodwill impairment evaluation is completed using either a qualitative or quantitative approach. Under a qualitative approach, the impairment review for goodwill consists of an assessment of whether it is more-likely-than-not that the reporting unit's fair value is less than its carrying value, including goodwill. If a qualitative approach indicates it is more likely-than-not that the estimated carrying value of a reporting unit (including goodwill) exceeds its fair value, or if we choose to bypass the qualitative approach for any reporting unit, we perform the quantitative approach described below.

When we perform a quantitative test of goodwill for impairment, we compare the carrying value of a reporting unit with its fair value. If the fair value of the reporting unit exceeds its carrying amount, we do not consider goodwill to be impaired and no further analysis would be required. If the fair value is determined to be less than its carrying value, the amount of goodwill impairment equals the amount by which the reporting unit's carrying value exceeds its fair value, not to exceed the carrying amount of goodwill.

If impairment indicators arise with respect to non-real estate intangible assets with finite useful lives, we evaluate impairment by comparing the carrying amount of the asset to the estimated future undiscounted cash flows expected to be generated by the asset. If estimated future undiscounted cash flows are less than the carrying amount of the asset, then we estimate the fair value of the asset and compare the estimated fair value to the intangible asset's carrying value. We recognize the shortfall from carrying value as an impairment loss in the current period.

Estimates of fair value used in our evaluation of goodwill and intangible assets are based upon discounted future cash flow projections, relevant competitor multiples, or other acceptable valuation techniques. These techniques are based, in turn, upon all available evidence including level three inputs (see fair value measurement policy below), such as revenue and expense growth rates, estimates of future cash flows, capitalization rates, discount rates, general economic conditions and trends, or other available market data. Our ability to accurately predict future operating results and cash flows and to estimate and determine fair values impacts the timing and recognition of impairments. While we believe our assumptions are reasonable, changes in these assumptions may have a material impact on our financial results. Based on the results of our analysis, we concluded that goodwill was not impaired for the years ended December 31, 2023 and 2022.

Held for Sale Assets—We consider assets to be held for sale when management believes that a sale is probable within a year. This generally occurs when a sales contract is executed with no substantive contingencies, and the prospective buyer has significant funds at risk. Assets that are classified as held for sale are recorded at the lower of their carrying amount or fair value less cost to sell. As of December 31, 2023 and 2022, there were no properties classified as held for sale.

Deferred Financing Expenses—Deferred financing expenses are capitalized and amortized on a straight-line basis over the term of the related financing arrangement, which approximates the effective interest method. Deferred financing expenses related to our term loan facilities and mortgages are in Debt Obligations, Net, while deferred financing expenses related to our revolving credit facility are in Other Assets, Net, on our consolidated balance sheets. The accumulated amortization of deferred financing expenses in Debt Obligations, Net was $15.9 million and $14.7 million as of December 31, 2023 and 2022, respectively.

Fair Value Measurement—ASC Topic 820, *Fair Value Measurement* ("ASC 820") defines fair value, establishes a framework for measuring fair value in accordance with GAAP, and expands disclosures about fair value measurements. ASC 820 emphasizes that fair value is intended to be a market-based measurement, as opposed to a transaction-specific measurement. Fair value is defined by ASC 820 as the price that would be received at sale for an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Depending on the nature of the asset or liability, various techniques and assumptions can be used to estimate the fair value. Assets and liabilities are measured using inputs from three levels of the fair value hierarchy, as follows:

> Level 1—Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that we have the ability to access at the measurement date. An active market is defined as a market in which transactions for the assets or liabilities occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

> Level 2—Inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active (markets with few transactions), inputs other than quoted prices that are observable for the asset or liability (i.e., interest rates, yield curves, etc.), and inputs that are derived principally from or corroborated by observable market data correlation or other means (market corroborated inputs).

> Level 3—Unobservable inputs, only used to the extent that observable inputs are not available, reflect our assumptions about the pricing of an asset or liability.

Considerable judgment is necessary to develop estimated fair values of financial and non-financial assets and liabilities. Accordingly, the estimates presented herein are not necessarily indicative of the amounts we did or could actually realize upon disposition of the financial assets and liabilities previously sold or currently held.

On a quarterly basis, we employ a multi-step approach to assess our real estate assets for possible impairment and record any impairment charges identified. The first step is the identification of potential triggering events, such as significant decreases in occupancy or the presence of large dark or vacant spaces. If we observe any of these indicators for a shopping center, we then perform an additional screen test consisting of a years-to-recover analysis to determine if we will recover the net book value of the property over its remaining economic life based upon net operating income ("NOI") as forecasted for the current year. In the event that the results of this first step indicate a triggering event for a center, we proceed to the second step, utilizing an undiscounted cash flow model for the center to identify potential impairment. If the undiscounted cash flows are less than the net book value of the center as of the balance sheet date, we record an impairment charge based on the fair value determined in the third step. In performing the third step, we utilize market data such as capitalization rates and sales price per square foot on comparable recent real estate transactions to estimate the fair value of the real estate assets. We also utilize expected net sales proceeds to estimate the fair value of any centers that are actively being marketed for sale.

In addition to these procedures, we also review undeveloped or unimproved land parcels that we own for evidence of impairment and record any impairment charges as necessary. Primary impairment triggers for these land parcels are changes to our plans or intentions with regards to such properties, or planned dispositions at prices that are less than the current carrying values.

Investments in Unconsolidated Joint Ventures—We account for our investments in unconsolidated joint ventures using the equity method of accounting as we exercise significant influence over, but do not control, these entities. These investments were initially recorded at cost and are subsequently adjusted for contributions made to and distributions received from the joint ventures. Earnings or losses from our investments are recognized in accordance with the terms of the applicable joint venture agreements, generally through a pro rata allocation. Under a pro rata allocation, net income or loss is allocated between the partners in the joint ventures based on their respective stated ownership percentages.

We utilize the cumulative-earnings approach for purposes of determining whether distributions should be classified as either a return on investment, which would be included in operating activities, or a return of investment, which would be included in investing activities on the consolidated statements of cash flows. Under this approach, distributions are presumed to be returns on investment unless cumulative returns on investment exceed our cumulative equity in earnings. When such an excess occurs, the current-period distribution up to this excess is considered a return of investment and classified as cash flows from investing activities.

On a periodic basis, management assesses whether there are indicators, including the operating performance of the underlying real estate and general market conditions, that the value of our investments in our unconsolidated joint ventures may be impaired. An investment's value is impaired only if management's estimate of the fair value of the investment is less than its carrying value and such difference is deemed to be other-than-temporary. To the extent impairment has occurred, the loss is measured as the excess of the carrying amount of the investment over its estimated fair value.

Management's estimates of fair value are based upon a discounted cash flow model for each specific investment that includes all estimated cash inflows and outflows over a specified holding period. Where applicable, any estimated debt premiums, capitalization rates, discount rates, and credit spreads used in these models are based upon rates we believe to be within a reasonable range of current market rates.

For additional information regarding our unconsolidated joint ventures, refer to Note 6.

Leases—We are party to a number of lease agreements, both as a lessor as well as a lessee of various types of assets.

Lessor—The majority of our revenue is lease revenue derived from our real estate assets, which is accounted for under ASC Topic 842, *Leases* ("ASC 842"). We record lease and lease-related revenue as Rental Income on the consolidated statements of operations, in accordance with ASC 842.

We enter into leases primarily as a lessor as part of our real estate operations, and leases represent the majority of our revenue. We lease space in our properties generally in the form of operating leases. Our leases typically provide for reimbursements from tenants for common area maintenance, insurance, and real estate tax expenses. Common area maintenance reimbursements can be fixed, with revenue earned on a straight-line basis over the term of the lease, or variable, with revenue recognized as services are performed for which we will be reimbursed.

The lease agreements frequently contain fixed-price renewal options to extend the terms of leases and other terms and conditions as negotiated. In calculating the term of our leases, we consider whether these options are reasonably certain to be exercised. Our determination involves a combination of contract-, asset-, entity-, and market-based factors and involves considerable judgment. We retain substantially all of the risks and benefits of ownership of the real estate assets leased to tenants. Currently, our tenants have no options to purchase at the end of the lease term, although in a small number of leases, a tenant, usually the anchor tenant, may have the right of first refusal to purchase one of our properties if we elect to sell the center.

We evaluate whether a lease is an operating, sales-type, or direct financing lease using the criteria established in ASC 842. Leases will be considered either sales-type or direct financing leases if any of the following criteria are met:

- if the lease transfers ownership of the underlying asset to the lessee by the end of the term;
- if the lease grants the lessee an option to purchase the underlying asset that is reasonably certain to be exercised;
- if the lease term is for the major part of the remaining economic life of the underlying asset; or
- if the present value of the sum of the lease payments and any residual value guaranteed by the lessee equals or exceeds substantially all of the fair value of the underlying asset.

We utilize substantial judgment in determining the fair value of the leased asset, the economic life of the leased asset, and the relevant borrowing rate in performing our lease classification analysis. If none of the criteria listed above are met, the lease is classified as an operating lease. Currently, all of our leases are classified as operating leases, and we expect that the majority, if not all, of our leases will continue to be classified as operating leases based upon our typical lease terms.

We commence revenue recognition on our leases based on a number of factors. In most cases, revenue recognition under a lease begins when the lessee takes possession of or controls the physical use of the leased asset. The determination of when revenue recognition under a lease begins, as well as the nature of the leased asset, is dependent upon our assessment of who is the owner, for accounting purposes, of any related tenant improvements. If we are the owner, for accounting purposes, of the tenant improvements, then the leased asset is the finished space, and revenue recognition begins when the lessee takes possession of the finished space, typically when the improvements are substantially complete.

If we conclude that we are not the owner, for accounting purposes, of the tenant improvements (i.e., the lessee is the owner), then the leased asset is the unimproved space and any tenant allowances funded under the lease are treated as lease incentives, which reduce revenue recognized over the term of the lease. In these circumstances, we begin revenue recognition when the lessee takes possession of the unimproved space to construct their own improvements. We consider a number of different factors in evaluating whether the lessee or we are the owner of the tenant improvements for accounting purposes. These factors include:

- whether the lease stipulates how and on what a tenant improvement allowance may be spent;
- whether the tenant or landlord retains legal title to the improvements;
- the uniqueness of the improvements;
- the expected economic life of the tenant improvements relative to the length of the lease; and
- who constructs or directs the construction of the improvements.

The majority of our leases provide for fixed rental escalations, and we recognize rental income on a straight-line basis over the term of each lease in such instances. The difference between rental income earned on a straight-line basis and the cash rent due under the provisions of the lease agreements is recorded as deferred rent receivable and is included as a component of Other Assets, Net. Due to the impact of the straight-line adjustments, rental income generally will be greater than the cash collected in the early years and will be less than the cash collected in the later years of a lease.

Reimbursements from tenants for recoverable real estate taxes and operating expenses that are fixed per the terms of the applicable lease agreements are recorded on a straight-line basis, as described above. The majority of our lease agreements with tenants, however, provide for tenant reimbursements that are variable depending upon the applicable expenses incurred. These reimbursements are accrued as revenue in the period in which the applicable expenses are incurred. We make certain assumptions and judgments in estimating the reimbursements at the end of each reporting period. We do not expect the actual results to materially differ from the estimated reimbursements. Both fixed and variable tenant reimbursements are recorded as Rental Income in the consolidated statements of operations. In certain cases, the lease agreement may stipulate that a tenant make a direct payment for real estate taxes to the relevant taxing authorities. In these cases, we do not record any revenue or expense related to these tenant expenditures. Although we expect such cases to be rare, in the event that a direct-paying tenant failed to make their required payment to the taxing authorities, we would potentially be liable for such amounts, although they are not recorded as a liability in our consolidated balance sheets per the requirements of ASC 842. We have made a policy election to exclude amounts collected from customers for all sales tax and other similar taxes from the transaction price in our recognition of lease revenue. We record such taxes on a net basis in our consolidated statements of operations.

Additionally, we record an immaterial amount of variable revenue in the form of percentage rental income. Our policy for percentage rental income is to defer recognition of contingent rental income until the specified target (i.e., breakpoint) that triggers the contingent rental income is achieved.

In some instances, as part of our negotiations, we may offer lease incentives to our tenants. These incentives usually take the form of payments made to or on behalf of the tenant, and such incentives will be deducted from the lease payment and recorded on a straight-line basis over the term of the new lease.

We record lease termination income if there is a signed termination agreement, all of the conditions of the agreement have been met, collectibility is reasonably assured, and the tenant is no longer occupying the property. Upon early lease termination, we provide for losses related to unrecovered tenant-specific intangibles and other assets. We record lease termination income as Rental Income in the consolidated statements of operations.

Lease receivables are reviewed continually to determine whether or not it is probable that we will realize substantially all remaining lease payments for each of our tenants (i.e., whether a tenant is deemed to be a credit risk). Additionally, we record a general reserve based on our review of operating lease receivables at a company level to ensure they are properly valued based on analysis of historical bad debt, outstanding balances, and the current economic climate. If we determine it is not probable that we will collect substantially all of the remaining lease payments from a tenant, revenue for that tenant is recorded on a cash basis ("cash-basis tenant"), including any amounts relating to straight-line rent receivables and/or receivables for recoverable expenses. We will resume recording lease income on an accrual basis for cash-basis tenants once we believe the collection of rent for the remaining lease term is probable, which will generally be after a period of regular payments. Under ASC 842, the aforementioned adjustments as well as any reserve for disputed charges are recorded as a reduction of Rental Income on the consolidated statements of operations. As of December 31, 2023 and 2022, the reserve in accounts receivable for uncollectible amounts was $1.9 million and $3.0 million, respectively. Receivables on our consolidated balance sheets exclude amounts removed related to tenants considered to be non-creditworthy, which were $10.7 million and $10.4 million as of December 31, 2023 and 2022, respectively.

Lessee—We enter into leases as a lessee as part of our real estate operations in the form of ground leases of land for certain properties, and as part of our corporate operations in the form of office space and office equipment leases. Ground leases typically contain one or more options to renew for additional terms and may include options that grant us, as the lessee, the right to terminate the lease, without penalty, in advance of the full lease term. Our office space leases generally have no renewal options. Office equipment leases typically have options to extend the term for a year or less, but contain minimal termination rights. In calculating the term of our leases, we consider whether we are reasonably certain to exercise renewal and/or termination options. Our determination involves a combination of contract-, asset-, entity-, and market-based factors and involves considerable judgment.

Currently, neither our operating leases nor our finance leases have residual value guarantees or other restrictions or covenants, but a small number may contain non-lease components which have been deemed not material and are not separated from the leasing component. We evaluate whether a lease is a finance or operating lease using the criteria established in ASC 842. The criteria we use to determine whether a lease is a finance lease are the same as those we use to determine whether a lease is sales-type lease as a lessor. If none of the finance lease criteria is met, we classify the lease as an operating lease.

We record ROU assets and liabilities in the consolidated balance sheets based upon the terms and conditions of the applicable lease agreement. We use discount rates to calculate the present value of lease payments when determining lease classification and measuring our lease liability. We use the rate implicit in the lease as our discount rate unless that rate cannot be readily determined, in which case we consider various factors, including our incremental secured borrowing rate, in selecting an appropriate discount rate. This requires the application of judgment, and we consider the length of the lease as well as the length and securitization of our outstanding debt agreements in selecting an appropriate rate. Refer to Note 3 for further detail.

Revenue Recognition—In addition to our lease-related revenue, we also earn fee revenues by providing services to the Managed Funds. These fees are accounted for within the scope of ASC Topic 606, *Revenue from Contracts with Customers* ("ASC 606"), and are recorded as Fees and Management Income on the consolidated statements of operations. We provide services to the Managed Funds, all of which are considered related parties. These services primarily include asset acquisition and disposition services, asset management, operating and leasing of properties, construction management, and other general and administrative responsibilities. These services are currently provided under various combinations of advisory agreements, property management agreements, and other service agreements (the "Management Agreements"). The wide variety of duties within the Management Agreements makes determining the performance obligations within the contracts a matter of judgment. We have concluded that each of the separately disclosed fee types in the below table represents a separate performance obligation within the Management Agreements.

Fee	Performance Obligation Satisfied	Form and Timing of Payment	Description
Asset Management	Over time	In cash, monthly	Because each increment of service is distinct, although substantially the same, revenue is recognized at the end of each reporting period based upon invested equity and the applicable rate.
Property Management	Over time	In cash, monthly	Because each increment of service is distinct, although substantially the same, revenue is recognized at the end of each month based on a percentage of the properties' cash receipts.
Leasing Commissions	Point in time (upon close of a transaction)	In cash, upon completion	Revenue is recognized in an amount equal to the fees charged by unaffiliated persons rendering comparable services in the same geographic location.
Construction Management	Point in time (upon close of a project)	In cash, upon completion	Revenue is recognized in an amount equal to the fees charged by unaffiliated persons rendering comparable services in the same geographic location.

Due to the nature of the services being provided under our Management Agreements, each performance obligation has a variable component. Therefore, when we determine the transaction price for the contracts, we are required to constrain our estimate to an amount that is not probable of significant revenue reversal. For most of these fee types, such as leasing commissions, compensation only occurs if a transaction takes place and the amount of compensation is dependent upon the terms of the transaction. For our property and asset management fees, due to the large number and broad range of possible consideration amounts, we calculate the amount earned at the end of each month.

Sales or transfers to non-customers of non-financial assets or in substance non-financial assets that do not meet the definition of a business are accounted for within the scope of ASC Topic 610-20, *Other Income—Gains and Losses from the Derecognition of Nonfinancial Assets* ("ASC 610-20"). Generally, our sales of real estate would be considered a sale of a nonfinancial asset as defined by ASC 610-20. Under ASC 610-20, if we determine we do not have a controlling financial interest in the entity that holds the asset and the arrangement meets the criteria to be accounted for as a contract, we would derecognize the asset and recognize a gain or loss on the sale of the real estate when control of the underlying asset transfers to the buyer. Further, we may defer a tax gain through a Section 1031 Exchange by purchasing another property within a specified time period. For additional information regarding gain on sale of assets, refer to Note 4.

Share-Based Compensation—We account for equity awards in accordance with ASC Topic 718, *Compensation—Stock Compensation*, which requires that all share-based payments to employees and non-employee directors be recognized in the consolidated statements of operations over the requisite service period based on their fair value. Prior to our underwritten IPO, fair value was based on the estimated value per share ("EVPS") of our stock. Subsequent to our underwritten IPO, fair value for certain of our equity awards is based on our Nasdaq closing stock price at the date of the grant. Beginning in 2022, fair value for our performance-based awards is calculated using the Monte Carlo method, which is intended to estimate the fair value of the awards using dividend yields, expected volatilities that are primarily based on available implied data and peer group companies' historical data, and post-vesting restriction periods.

Share-based compensation expense for all awards is included in General and Administrative and Property Operating in our consolidated statements of operations, excluding the expense related to RSUs awarded in connection with our underwritten IPO, which is included in Other Expense, Net. For more information about our stock-based compensation program, see Note 13.

Share Repurchase Programs—Shares repurchased pursuant to a share repurchase program are immediately retired upon purchase. Repurchased common stock is reflected as a reduction of stockholders' equity. Our accounting policy related to share repurchases is to reduce common stock based on the par value of the shares and to reduce capital surplus for the excess of the repurchase price over the par value. Starting in August 2010, we offered a share repurchase program which allowed stockholders who participated to have their shares repurchased subject to approval and certain limitations and restrictions. Prior to its termination in August 2021, we had an accumulated deficit balance; therefore, the excess over the par value has historically been applied to additional paid-in capital.

On August 3, 2022, our Board approved a new share repurchase program of up to $250 million of common stock. The program may be suspended or discontinued at any time, and does not obligate us to repurchase any dollar amount or particular number of shares. No share repurchases have been made to date under this program.

Segments—Our principal business is the ownership and operation of community and neighborhood shopping centers. We do not distinguish our principal business, or group our operations, by geography or size for purposes of measuring performance. Accordingly, we have presented our results as a single reportable segment.

Income Taxes—We have elected to be taxed as a REIT under the IRC. To qualify as a REIT, we must meet a number of organizational and operational requirements, including a requirement to annually distribute to our stockholders at least 90% of our REIT taxable income, determined without regard to the dividends paid deduction and excluding net capital gains. We intend to continue to adhere to these requirements and to maintain our REIT status. As a REIT, we are entitled to a deduction for some or all of the distributions we pay to our stockholders. Accordingly, we are generally subject to U.S. federal income taxes on any taxable income that is not currently distributed to our stockholders. If we fail to qualify as a REIT in any taxable year, we will be subject to U.S. federal income taxes and may not be able to qualify as a REIT until the fifth subsequent taxable year.

Notwithstanding our qualification as a REIT, we may be subject to certain state and local taxes on our income or properties. In addition, our consolidated financial statements include the operations of wholly-owned subsidiaries that have jointly elected to be treated as taxable REIT subsidiary ("TRS") entities and are subject to U.S. federal, state, and local income taxes at regular corporate tax rates. As a REIT, we may also be subject to certain U.S. federal excise taxes if we engage in certain types of transactions. We recognized an insignificant amount of federal, state, and local income tax expense for the years ended December 31, 2023, 2022, and 2021, and we retain a full valuation allowance for our net deferred tax asset. All income tax amounts are included in Other Expense, Net on our consolidated statements of operations. For more information regarding our income taxes, see Note 10.

Recently Issued Accounting Pronouncements—In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures* ("ASU 2023-07"). ASU 2023-07 requires, among other updates, enhanced disclosures about significant segment expenses that are regularly provided to the chief operating decision maker. The ASU also clarifies that entities with a single reportable segment are subject to both new and existing reporting requirements under Topic 280. This guidance is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, and requires retrospective adoption. Early adoption is permitted. We are evaluating the impact of this guidance on our consolidated financial statements and related disclosures.

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures* ("ASU 2023-09"). ASU 2023-09 updates income tax disclosures related to the rate reconciliation and requires disclosure of income taxes paid by jurisdiction. The ASU also makes several other changes to income tax disclosure requirements. The guidance is effective for fiscal years beginning after December 15, 2024. The guidance should be applied prospectively; however, retrospective application is permitted. Early adoption is permitted. We are evaluating the impact of this guidance on our consolidated financial statements and related disclosures.

3. LEASES

Lessor—The majority of our leases are largely similar in that the leased asset is retail space within our properties, and the lease agreements generally contain similar provisions and features, without substantial variations. All of our leases are currently classified as operating leases. Lease income related to our operating leases was as follows for the years ended December 31, 2023, 2022, and 2021 (in thousands):

	2023	2022	2021
Rental income related to fixed lease payments[1]	$ 446,576	$ 416,865	$ 382,667
Rental income related to variable lease payments[1][2]	138,691	127,316	119,077
Straight-line rent amortization[3]	9,539	11,668	9,005
Amortization of lease assets	5,126	4,266	3,539
Lease buyout income	1,222	2,414	3,485
Adjustments for collectibility[4]	(3,653)	(1,991)	1,722
Total rental income	$ 597,501	$ 560,538	$ 519,495

[1] Includes rental income related to lease payments before assessing for collectibility.

[2] Variable payments are primarily related to tenant recovery income.

[3] Includes revenue adjustments to straight-line rent for tenants considered non-creditworthy.

[4] Includes general reserves as well as adjustments for tenants considered non-creditworthy for which we are recording revenue on a cash basis, per ASC 842.

Approximate future fixed contractual lease payments to be received under non-cancelable operating leases in effect as of December 31, 2023, assuming no new or renegotiated leases or option extensions on lease agreements, and including the impact of rent abatements and tenants who have been moved to the cash basis of accounting for revenue recognition purposes, are as follows (in thousands):

Year	Amount
2024	$ 458,756
2025	410,401
2026	344,405
2027	277,629
2028	206,567
Thereafter	534,910
Total	$ 2,232,668

No single tenant comprised 10% or more of our aggregate annualized base rent ("ABR") as of December 31, 2023. As of December 31, 2023, our wholly-owned real estate investments in Florida and California represented 12.0% and 11.0% of our ABR, respectively. As a result, the geographic concentration of our portfolio makes it particularly susceptible to adverse weather or economic events in the Florida (see "Hurricane Ian" in Note 4) and California real estate markets.

Lessee—Lease assets and liabilities, grouped by balance sheet line where they are recorded, consisted of the following as of December 31, 2023 and 2022 (in thousands):

Balance Sheet Information	Balance Sheet Location	2023	2022
ROU assets, net - operating leases	Investment in Real Estate	$ 3,734	$ 3,832
ROU assets, net - operating and finance leases	Other Assets, Net	1,323	1,022
Operating lease liability	Accounts Payable and Other Liabilities	5,094	4,705
Finance lease liability	Debt Obligations, Net	308	585

As of December 31, 2023, the weighted-average remaining lease term was approximately 1.2 years for finance leases and 20.5 years for operating leases. The weighted-average discount rate was 3.6% for finance leases and 4.7% for operating leases.

Future undiscounted payments for fixed lease charges by lease type, inclusive of options reasonably certain to be exercised, are as follows as of December 31, 2023 (in thousands):

Year	Undiscounted			
		Operating		Finance
2024	$	650	$	295
2025		423		16
2026		363		9
2027		366		—
2028		377		—
Thereafter		5,772		—
Total undiscounted cash flows from leases		7,951		320
Total lease liabilities recorded at present value		5,094		308
Difference between undiscounted cash flows and present value of lease liabilities	$	2,857	$	12

4. REAL ESTATE ACTIVITY

Acquisitions—The following table summarizes our real estate acquisition activity for the years ended December 31, 2023, 2022, and 2021 (dollars in thousands):

		2023		2022		2021
Number of properties acquired		11		7		9
Number of outparcels acquired[1]		3		4		5
Contract price	$	278,480	$	280,515	$	307,551
Total price of acquisitions[2]		270,262		282,000		308,358

[1] Outparcels acquired are adjacent to shopping centers that we own.
[2] Total price of acquisitions includes closing costs less credits and assumed debt obligations.

The aggregate purchase price of the assets acquired during the years ended December 31, 2023 and 2022 were allocated as follows (in thousands):

		2023		2022
ASSETS				
Land and improvements	$	80,701	$	87,762
Building and improvements		180,155		180,365
In-place lease assets		26,690		24,408
Above-market lease assets		2,688		3,903
Below-market debt		444		—
Total assets		290,678		296,438
LIABILITIES				
Debt obligations, net		9,614		—
Below-market lease liabilities		10,802		14,438
Total liabilities		20,416		14,438
Net assets acquired	$	270,262	$	282,000

The weighted-average amortization periods for in-place, above-market, and below-market lease intangibles and below-market debt acquired during the years ended December 31, 2023 and 2022 are as follows (in years):

	2023	2022
Acquired in-place leases	12	12
Acquired above-market leases	9	8
Acquired below-market leases	18	21
Assumed below-market debt	2	—

Property Dispositions—The following table summarizes our real estate disposition activity for the years ended December 31, 2023, 2022, and 2021 (dollars in thousands):

	2023	2022	2021
Number of properties sold[1]	1	4	24
Number of outparcels sold[2][3]	2	4	4
Contract price	$ 6,250	$ 53,987	$ 216,052
Proceeds from sale of real estate, net[4][5]	7,208	52,019	206,377
Gain on sale of property, net[5][6]	1,110	7,517	34,309

[1]   We retained one outparcel related to a property sale during the year ended December 31, 2021 and therefore the sale did not result in a reduction in our total property count.

[2]   During the year ended December 31, 2021, our outparcel sales included: (i) the only remaining portion of one of our properties, which resulted in a reduction in our total property count; and (ii) an undeveloped parcel of land, as well as two outparcels adjacent to two of our centers, none of which resulted in a reduction in our total property count.

[3]   In addition to the four outparcels sold during the year ended December 31, 2021, a tenant at one of our properties exercised a bargain purchase option to acquire a parcel of land that we previously owned. This generated minimal proceeds for us.

[4]   Total proceeds from sale of real estate, net includes closing costs less credits.

[5]   Activity for the year ended December 31, 2023 includes land acquired from us by local authorities.

[6]   During the year ended December 31, 2021, Gain on Disposal of Property, Net on the consolidated statements of operations includes miscellaneous write-off activity, which is not included in gain on sale of property, net, presented above.

Hurricane Ian - On September 28, 2022, Hurricane Ian struck the southeast United States and caused various amounts of damage to our properties located in the region. During 2022, we recorded gross cumulative accelerated depreciation of $2.7 million for damages sustained to the properties, which was reduced by insurance recoveries $1.0 million (net of deductibles and self-insurance of $1.7 million) collected in 2023. As of December 31, 2022, we had a receivable balance of $1.0 million, which was recorded in Other Assets, Net on our consolidated balance sheets.

5. INTANGIBLE ASSETS AND LIABILITIES

Goodwill—During the years ended December 31, 2023, 2022, and 2021, we recorded no impairments to goodwill.

Other Intangible Assets and Liabilities—Other intangible assets and liabilities consisted of the following as of December 31, 2023 and 2022 (in thousands):

	2023		2022	
	Gross Amount	Accumulated Amortization	Gross Amount	Accumulated Amortization
Corporate intangible assets	$ 6,686	$ (5,994)	$ 6,692	$ (5,636)
In-place leases	495,525	(295,957)	471,507	(262,650)
Above-market leases	74,446	(57,964)	71,954	(52,230)
Below-market lease liabilities	(182,689)	74,466	(173,878)	64,079
Above-market contract[1]	(2,496)	499	(2,496)	—

[1]   Recorded in Accounts Payable and Other Liabilities on our consolidated balance sheets.

Summarized below is the amortization recorded on other intangible assets and liabilities for the years ended December 31, 2023, 2022, and 2021 (in thousands):

	2023	2022	2021
Corporate intangible assets	$ 361	$ 364	$ 372
In-place leases	34,380	36,851	34,221
Above-market leases	5,865	6,485	6,319
Below-market lease liabilities	(11,044)	(10,809)	(9,900)
Above-market contract	(499)	—	—

Estimated future amortization of the respective other intangible assets and liabilities as of December 31, 2023, excluding estimated amounts related to properties classified as held for sale, for each of the next five years is as follows (in thousands):

	Corporate Intangible Assets	In-Place Leases	Above-Market Leases	Below-Market Lease Liabilities	Above-Market Contract
2024	$ 360	$ 32,970	$ 4,928	$ (10,689)	$ (499)
2025	325	28,281	3,561	(9,873)	(499)
2026	5	23,959	2,418	(9,122)	(499)
2027	1	20,805	1,691	(8,699)	(499)
2028	—	17,473	1,160	(8,227)	—

6. INVESTMENTS IN UNCONSOLIDATED JOINT VENTURES

Grocery Retail Partners I and II—In November 2018, through our direct and indirect subsidiaries, we entered into a joint venture with Northwestern Mutual Life Insurance Company ("Northwestern Mutual"). We acquired a 15% ownership interest in the new joint venture, GRP I, and Northwestern Mutual acquired the remaining 85% ownership interest. The joint venture is set to expire ten years after the date of the agreement, unless otherwise extended by the members.

In connection with a 2019 merger, we assumed a 10% equity interest in Grocery Retail Partners II LLC ("GRP II") with a fair value of $5.4 million at acquisition. GRP II was initially formed in November 2018 pursuant to the terms of a joint venture agreement and is set to expire ten years after the date of the joint venture contribution agreement unless otherwise extended by the members.

In October 2020, GRP I acquired GRP II. As a part of the transaction, the carrying amount of our investment in GRP II was contributed to GRP I as consideration for an additional interest in GRP I. Our ownership interest in GRP I upon consummation of the transaction was adjusted to approximately 14% as a result of the acquisition.

Necessity Retail Partners—As of December 31, 2023, we owned a 20% equity interest in Necessity Retail Partners ("NRP"). NRP was initially formed in March 2016 pursuant to the terms of a joint venture agreement, as amended, between Phillips Edison Grocery Center REIT II, Inc. and an affiliate of TPG Real Estate and is set to expire in 2024 unless otherwise extended by the members. In May 2022, we sold the final property in the joint venture. With the monetization of the joint venture, we exceeded the targeted return and as such were paid compensation of $0.1 million, $2.7 million, and $0.7 million for the years ended December 31, 2023, 2022, and 2021, respectively, which is recorded in Fees and Management Income on our consolidated statements of operations.

The following table summarizes balances on the consolidated balance sheets related to our unconsolidated joint ventures as of December 31, 2023 and 2022 (dollars in thousands):

	2023			2022		
Joint Venture	Ownership Percentage	Number of Shopping Centers	Investment Balance	Ownership Percentage	Number of Shopping Centers	Investment Balance
GRP I	14 %	20	$ 24,701	14 %	20	$ 26,576
NRP	20 %	—	519	20 %	—	625

The following table summarizes the activity on the consolidated statements of operations related to our unconsolidated joint ventures as of December 31, 2023, 2022, and 2021 (in thousands):

		2023		2022		2021
Distributions to PECO After Formation or Assumption						
GRP I	$	2,156	$	2,295	$	2,598
NRP		84		3,109		5,137
Gain (Loss) from Unconsolidated Joint Ventures[1]						
GRP I	$	281	$	246	$	162
NRP		(21)		1,253		2,695
Amortization and Write-Off of Basis Differences[1]						
NRP	$	—	$	219	$	1,162

[1] Recorded in Other Expense, Net in the consolidated statements of operations.

7. OTHER ASSETS, NET

The following is a summary of Other Assets, Net outstanding as of December 31, 2023 and 2022 (in thousands):

		2023		2022
Other assets, net:				
Deferred leasing commissions and costs	$	53,379	$	49,687
Deferred financing expenses[1]		8,984		8,984
Office equipment, including capital lease assets, and other		24,073		23,051
Corporate intangible assets		6,686		6,692
Total depreciable and amortizable assets		93,122		88,414
Accumulated depreciation and amortization		(53,205)		(47,483)
Net depreciable and amortizable assets		39,917		40,931
Accounts receivable, net[2]		44,548		37,274
Accounts receivable - affiliates		803		513
Deferred rent receivable, net[3]		62,288		52,141
Derivative assets		12,669		25,853
Prepaid expenses and other		10,745		14,575
Investment in third parties[4]		6,875		9,800
Investment in marketable securities		8,566		7,792
Total other assets, net	$	186,411	$	188,879

[1] Deferred financing expenses per the above table are related to our revolving credit facility, and as such we have elected to classify them as an asset rather than as a contra-liability.

[2] Net of $1.9 million and $3.0 million of general reserves for uncollectible amounts as of December 31, 2023 and 2022, respectively. Receivables that were removed for tenants considered to be non-creditworthy were $6.0 million and $6.2 million as of December 31, 2023 and 2022, respectively.

[3] Net of $4.6 million and $4.2 million of receivables removed as of December 31, 2023 and 2022, respectively, related to straight-line rent for tenants previously or currently considered to be non-creditworthy.

[4] We recorded an impairment of our investment in a third-party company of $3.0 million in Other Expense, Net on our consolidated statement of operations for the year ended December 31, 2023 (see Note 15).

8. DEBT OBLIGATIONS

The following is a summary of the outstanding principal balances and interest rates, which includes the effect of derivative financial instruments, for our debt obligations as of December 31, 2023 and 2022 (dollars in thousands):

	Interest Rate[1]	2023	2022
Revolving credit facility	SOFR + 1.1%	$ 181,000	$ 79,000
Term loans[2]	3.3% - 6.7%	964,750	955,000
Senior unsecured notes due 2031	2.6%	350,000	350,000
Secured loan facilities	3.4% - 3.5%	395,000	395,000
Mortgages	3.5% - 6.4%	95,677	133,199
Finance lease liability		308	585
Discount on notes payable		(6,302)	(7,001)
Assumed market debt adjustments, net		(858)	(1,226)
Deferred financing expenses, net		(10,303)	(7,963)
Total		$ 1,969,272	$ 1,896,594
Weighted-average interest rate[3]		4.2 %	3.6 %

[1] Interest rates are as of December 31, 2023.

[2] Our term loans carry an interest rate of the Secured Overnight Financing Rate ("SOFR") plus a spread. While most of the rates are fixed through the use of swaps, a portion of these loans are not subject to a swap, and thus are still indexed to SOFR.

[3] Includes the effects of derivative financial instruments (see Notes 9 and 16).

2023 Debt Activity—On July 31, 2023, we amended three senior unsecured term loans with a total notional amount of $475 million scheduled to mature during 2024. The three senior unsecured term loans, as amended, have a total notional amount of $484.8 million. The $161.8 million unsecured term loan is priced based on a leverage grid, which is currently at SOFR plus 1.35% and is scheduled to mature on January 31, 2026 extendable with two one-year options to 2028. The $158 million and $165 million unsecured term loans are priced based on a leverage grid, which is currently at SOFR plus 1.35% and mature on January 31, 2027.

During the year ended December 31, 2023, we repaid $47.3 million in mortgage debt.

2022 Debt Activity—In May 2022, we amended our credit facility agreement (the "Amendment") to, among other things, increase the total amount available under our unsecured revolving credit facility from $500 million to $800 million. The unsecured revolving credit facility also includes an accordion feature that permits us to increase our aggregate borrowing capacity thereunder to up to $1 billion, subject to the satisfaction of certain conditions. The unsecured revolving credit facility is scheduled to mature in January 2026, extendable at our option to January 2027. In addition to expanding the borrowing capacity, the Amendment replaced the London Interbank Offered Rate ("LIBOR") with SOFR as the benchmark interest rate for the unsecured revolving credit facility and the two $240 million senior unsecured term loan tranches, maturing in November 2025 and July 2026. In August 2022, we amended two of our interest rate swaps with a total notional amount of $430 million to replace LIBOR with SOFR as the benchmark interest rate in conjunction with the Amendment (see Note 9).

In November 2022, we amended our three remaining LIBOR term loans with a notional amount of $475 million to replace LIBOR with SOFR as the benchmark interest rate. In December 2022, our two remaining LIBOR swaps with a total notional amount of $325 million were amended to transition from LIBOR to SOFR as the benchmark interest rate (see Note 9).

During the year ended December 31, 2022, we repaid $80.1 million in mortgage debt.

Revolving Credit Facility—We have an $800 million senior unsecured revolving credit facility with availability of $606.6 million, which is net of current letters of credit, as of December 31, 2023. The maturity date is January 2026, and we pay a facility fee of 0.25% on the total amount under the facility.

Term Loans—We have five unsecured term loans with maturities ranging from 2025 to 2027. Our term loans have interest rates of SOFR plus interest rate spreads based on our investment grade rating. We have utilized interest rate swaps to fix the rates on the majority of our term loans, with $264.8 million in term loans not fixed through such swaps.

As of December 31, 2023 and 2022, the weighted-average interest rate, including the impact of swaps, on our term loans was 4.7% and 3.8%, respectively.

Secured Debt—Our secured debt includes two facilities secured by certain properties in our portfolio, mortgage loans secured by individual properties, and finance leases. The interest rates on our secured debt are fixed. As of December 31, 2023 and 2022, our weighted average interest rate for our secured debt was 3.7% and 3.8%, respectively.

Debt Allocation—The allocation of total debt between fixed-rate and variable-rate as well as between secured and unsecured, excluding market debt adjustments, discount on senior notes, and deferred financing expenses, net, and including the effects of derivative financial instruments as of December 31, 2023 and 2022, is summarized below (in thousands):

	2023	2022
As to interest rate:		
Fixed-rate debt[1]	$ 1,540,985	$ 1,633,784
Variable-rate debt	445,750	279,000
Total	$ 1,986,735	$ 1,912,784
As to collateralization:		
Unsecured debt	$ 1,495,750	$ 1,384,000
Secured debt	490,985	528,784
Total	$ 1,986,735	$ 1,912,784

[1] Fixed-rate debt includes, and variable-rate debt excludes, the portion of such debt that has been hedged by interest rate derivatives. As of December 31, 2023, $700 million in variable rate debt is hedged to a fixed rate for a weighted-average period of 1.5 years (see Notes 9 and 16).

Maturity Schedule—Below is our maturity schedule with the respective principal payment obligations, excluding finance lease liabilities, market debt adjustments, discount on senior notes, and deferred financing expenses, net (in thousands):

	2024	2025	2026	2027	2028	Thereafter	Total
Unsecured debt[1]	$ —	$ 240,000	$ 582,750	$ 323,000	$ —	$ 350,000	$1,495,750
Secured debt	28,123	37,636	1,908	200,595	17,367	205,048	490,677
Total	$ 28,123	$ 277,636	$ 584,658	$ 523,595	$ 17,367	$ 555,048	$1,986,427

[1] Includes our revolving credit facility, term loans, and senior notes.

9. DERIVATIVES AND HEDGING ACTIVITIES

Risk Management Objective of Using Derivatives—We are exposed to certain risks arising from both our business operations and economic conditions. We principally manage our exposure to a wide variety of business and operational risks through management of our core business activities. We manage economic risks, including interest rate, liquidity, and credit risk, primarily by managing the amount, sources, and duration of our debt funding, and through the use of derivative financial instruments. Specifically, we enter into interest rate swaps to manage exposures that arise from business activities that result in the receipt or payment of future known and uncertain cash amounts, the value of which are determined by interest rates. Our derivative financial instruments are used to manage differences in the amount, timing, and duration of our known or expected cash receipts and our known or expected cash payments principally related to our investments and borrowings.

Cash Flow Hedges of Interest Rate Risk—Interest rate swaps designated as cash flow hedges involve the receipt of variable amounts from a counterparty in exchange for our making fixed-rate payments over the life of the agreements without exchange of the underlying notional amount.

The changes in the fair value of derivatives designated, and that qualify, as cash flow hedges are recorded in AOCI and are subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings. During the years ended December 31, 2023 and 2022, such derivatives were used to hedge the variable cash flows associated with certain variable-rate debt. Amounts reported in AOCI related to these derivatives will be reclassified to Interest Expense, Net as interest payments are made on the variable-rate debt. During the next twelve months, we estimate that an additional $11.5 million will be reclassified from AOCI as a decrease to Interest Expense, Net.

In May 2022, we replaced LIBOR with SOFR as the benchmark interest rate for the two $240 million senior unsecured term loan tranches, maturing in November 2025 and July 2026. In November 2022, we replaced LIBOR with SOFR as the benchmark interest rate for our three remaining LIBOR term loans, which had a notional amount of $475 million. In accordance with ASC Topic 848, *Reference Rate Reform* ("ASC 848"), we elected not to dedesignate our LIBOR denominated interest rate swaps related to this hedged debt. As a result of these changes in the benchmark rate of the LIBOR term loans, we amended all of our interest rate swaps with a total notional amount of $755 million to change the benchmark interest rate from LIBOR to SOFR. As a result of these amendments, we elected to apply practical expedients in accordance with ASC 848 related to contract modifications, changes in critical terms, and updates to the designated hedged risks as qualifying changes have been made to applicable debt and derivative contracts.

In March 2023, we entered into an interest rate swap which has a notional amount of $200 million and swaps SOFR for a fixed rate of approximately 3.36% which became effective in September 2023 and matures in September 2026.

In January 2024, we entered into an interest rate swap which has a notional amount of $150 million and swaps SOFR for a fixed rate of approximately 3.45% effective September 2024 and maturing December 2025.

The following is a summary of our interest rate swaps that were designated as cash flow hedges of interest rate risk as of December 31, 2023 and 2022 (notional amounts in thousands):

	2023	2022
Count	4	4
Notional amount	$ 700,000	$ 755,000
Fixed SOFR	2.1% - 3.4%	1.2% - 2.8%
Maturity date	2024 - 2026	2023 - 2025
Weighted-average term (in years)	1.5	1.6

The table below details the nature of the gain and loss recognized on interest rate derivatives designated as cash flow hedges in the consolidated statements of operations for the years ended December 31, 2023, 2022, and 2021 (in thousands):

	2023	2022	2021
Amount of gain recognized in Other Comprehensive (Loss) Income	$ 8,586	$ 46,839	$ 12,501
Amount of (gain) loss reclassified from AOCI into Interest Expense, Net	(20,402)	4,446	19,499

Credit-risk-related Contingent Features—We have agreements with our derivative counterparties that contain provisions where, if we default, or are capable of being declared in default, on any of our indebtedness, we could also be declared to be in default on our derivative obligations. As of December 31, 2023, there were no derivatives with a fair value in a net liability position, which would include accrued interest but exclude any adjustment for nonperformance risk related to these agreements.

10. INCOME TAXES

General—We have elected to be taxed as a REIT under the IRC. To qualify as a REIT, we must meet a number of organizational and operational requirements, including a requirement to annually distribute to our stockholders at least 90% of our REIT taxable income, determined without regard to the dividends paid deduction and excluding net capital gains. We intend to continue to adhere to these requirements and to maintain our REIT status. As a REIT, we are entitled to a deduction for some or all of the distributions we pay to our stockholders. Accordingly, we are generally subject to U.S. federal income taxes on any taxable income that is not currently distributed to our stockholders. If we fail to qualify as a REIT in any taxable year, we will be subject to U.S. federal income taxes and may not be able to qualify as a REIT until the fifth taxable year following the year of disqualification.

Notwithstanding our qualification as a REIT, we may be subject to certain state and local taxes on our income or properties. In addition, our consolidated financial statements include the operations of certain wholly-owned entities that have jointly elected to be treated as TRS entities and are subject to U.S. federal, state, and local incomes taxes at regular corporate tax rates. As a REIT, we may also be subject to certain U.S. federal excise taxes if we engage in certain types of transactions.

Income tax benefits from uncertain tax positions are recognized in the consolidated financial statements only if we believe it is more likely than not that the uncertain tax position will be sustained based solely on the technical merits of the tax position and consideration of the relevant taxing authority's widely understood administrative practices and precedents. We do not believe that we have any uncertain tax positions at December 31, 2023 and 2022.

The statute of limitations for the federal income tax returns remain open for the 2020 through 2022 tax years. The statute of limitations for state income tax returns remain open in accordance with each state's statute.

Our accounting policy is to classify interest and penalties as a component of income tax expense. We accrued an insignificant amount of interest and penalties as of December 31, 2023. We accrued an insignificant amount of interest and no penalties as of December 31, 2022.

Deferred Tax Assets and Liabilities—Deferred income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted income tax rates in effect for the year in which these temporary differences are expected to reverse. Deferred tax assets are recognized only to the extent that it is more likely than not that they will be realized based on consideration of available evidence, including future reversal of existing taxable temporary differences, the magnitude and timing of future projected taxable income, and tax planning strategies. We believe, based on available evidence, it is not more likely than not that our net deferred tax asset will be realized in future periods and, therefore, have recorded a valuation allowance equal to the net deferred tax asset balance.

The following is a summary of our deferred tax assets and liabilities as of December 31, 2023 and 2022 (in thousands):

		2023		2022
Deferred tax assets:				
Equity compensation	$	1,934	$	2,749
Accrued compensation		1,706		1,531
Net operating loss ("NOL") carryforward		1,031		1,669
Reserves		300		300
Other		94		362
Gross deferred tax asset		5,065		6,611
Less: valuation allowance		(1,143)		(2,879)
Total deferred tax asset		3,922		3,732
Deferred tax liabilities:				
Real estate and capitalized salaries		(3,150)		(3,239)
Investment in third parties		(563)		(443)
Other		(209)		(50)
Total deferred tax liabilities		(3,922)		(3,732)
Net deferred tax asset	$	—	$	—

Our deferred tax assets and liabilities result from the activities of our TRS entities. The TRS entities have a federal NOL carryforward of approximately $4.0 million. The federal NOL carryforward can be carried forward indefinitely. As of December 31, 2023, the TRS entities have state NOL carryforwards of approximately $4.1 million, which will expire as determined under each state's statute.

Differences between the net income or loss presented on the consolidated statements of operations and taxable income are primarily related to the timing of the recognition of gain on the sale of investment properties for financial reporting purposes and tax reporting, the recognition of impairment expense for financial reporting purposes which is not deductible for tax reporting purposes, and differences in the recognition of rental income and depreciation and amortization expense for both financial reporting and tax reporting.

Distributions—The following table reconciles Net Income Attributable to Stockholders to REIT taxable income before the dividends paid deduction for the years ended December 31, 2023, 2022, and 2021 (in thousands):

		2023		2022		2021
Net income attributable to stockholders	$	56,848	$	48,323	$	15,121
Net (income) loss from TRS entities		(9,768)		968		(533)
Net income attributable to REIT operations		47,080		49,291		14,588
Book/tax differences		54,311		47,730		69,943
REIT taxable income		101,391		97,021		84,531
Less: Capital gains		(96)		—		(19,765)
REIT taxable income subject to 90% dividend requirement	$	101,295	$	97,021	$	64,766

Total gross distributions to our stockholders exceeded 100% of REIT taxable income for the years ended December 31, 2023, 2022, and 2021.

The tax characterization of our distributions declared for the years ended December 31, 2023, 2022, and 2021 was as follows:

	2023	2022	2021
Common stock:			
Ordinary dividends	75.9 %	77.4 %	62.8 %
Non-dividend distributions	24.0 %	22.6 %	18.1 %
Capital gain distributions[1]	0.1 %	— %	19.1 %
Total distributions per share of common stock	100.0 %	100.0 %	100.0 %

[1] Pursuant to U.S. Treasury Regulation §1.1061-6(c) and §1061 of the IRC, the One Year Amounts and Three Year Amounts disclosures are both zero with respect to direct and indirect holders of "applicable partnership interests" for us and our subsidiary REIT, Phillips Edison Institutional REIT, LLC for all years presented.

11. COMMITMENTS AND CONTINGENCIES

Litigation—We are involved in various claims and litigation matters arising in the ordinary course of business, some of which involve claims for damages. Many of these matters are covered by insurance, although they may nevertheless be subject to deductibles or retentions. Although the ultimate liability for these matters cannot be determined, based upon information currently available, we believe the resolution of such claims and litigation will not have a material adverse effect on our consolidated financial statements.

Environmental Matters—In connection with the ownership and operation of real estate, we may potentially be liable for costs and damages related to environmental matters. In addition, we may own or acquire certain properties that are subject to environmental remediation. Depending on the nature of the environmental matter, the seller of the property, a tenant of the property, and/or another third party may be responsible for environmental remediation costs related to a property. Additionally, in connection with the purchase of certain properties, the respective sellers and/or tenants may agree to indemnify us against future remediation costs. We also carry environmental liability insurance on our properties that provides limited coverage for any remediation liability and/or pollution liability for third-party bodily injury and/or property damage claims for which we may be liable. We are not currently aware of any environmental matters that we believe are reasonably likely to have a material effect on our consolidated financial statements.

Captive Insurance—Our captive insurance company, Silver Rock Insurance, Inc. ("Silver Rock"), provides general liability insurance, wind, reinsurance, and other coverage to us and our GRP I joint venture. We capitalize Silver Rock in accordance with applicable regulatory requirements.

Silver Rock establishes annual premiums based on the past loss experience of the insured properties. An independent third party was engaged to perform an actuarial estimate of projected future claims, related deductibles, and projected future expenses necessary to fund associated risk management programs. Premiums paid to Silver Rock may be adjusted based on this estimate. Premiums paid to Silver Rock may be reimbursed by tenants pursuant to specific lease terms.

As of December 31, 2023, we had four letters of credit outstanding totaling approximately $12.5 million to provide security for our obligations under Silver Rock's insurance and reinsurance contracts.

The following is a summary of the activity in the liability for unpaid losses, which is recorded in Accounts Payable and Other Liabilities on our consolidated balance sheets, for the years ended December 31, 2023 and 2022 (in thousands):

	2023	2022
Beginning balances	$ 9,607	$ 8,606
Incurred related to:		
Current year	3,369	2,512
Prior years	(195)	366
Total incurred	3,174	2,878
Paid related to:		
Current year	136	293
Prior years	3,235	1,584
Total paid	3,371	1,877
Liabilities for unpaid losses as of December 31	$ 9,410	$ 9,607

12. EQUITY

General—The holders of common stock are entitled to one vote per share on all matters voted on by stockholders, including one vote per nominee in the election of the Board. Our charter does not provide for cumulative voting in the election of directors.

At-the-Market Offering ("ATM")—On February 10, 2022, we and the Operating Partnership entered into a sales agreement relating to the potential sale of shares of common stock pursuant to a continuous offering program. In accordance with the terms of the sales agreement, we may offer and sell shares of our common stock having an aggregate offering price of up to $250 million from time to time through our sales agents, or, if applicable, as forward sellers. During the three months ended December 31, 2023, we issued 2.2 million shares of our common stock at a gross weighted average price of $35.92 per share under the ATM program for net proceeds of $77.5 million, after approximately $0.8 million in commissions. During the year ended December 31, 2023, we issued 4.2 million shares of our common stock at a gross weighted average price of $35.76 per share under the ATM program for net proceeds of $147.6 million, after approximately $1.5 million in commissions. During the three months ended December 31, 2022, no shares were issued under the ATM program. During the year ended December 31, 2022, we issued 2.6 million shares of our common stock at a gross weighted average price of $34.23 per share under the ATM program for net proceeds of $89.2 million, after approximately $0.9 million in commissions. As of December 31, 2023, approximately $10.8 million of common stock remained available for issuance under the ATM program.

Subsequent to December 31, 2023, we issued approximately 46,000 additional shares of our common stock at a gross weighted average price of $37.05 per share under the ATM program for net proceeds of $1.7 million, after approximately $17,000 in commissions.

Class B Common Stock—On June 18, 2021, our stockholders approved the Articles of Amendment that effected the Recapitalization, wherein each share of our common stock outstanding at the time the amendment became effective was converted into one share of a newly created class of Class B common stock.

Our Class B common stock was identical to our common stock, except that it was not listed on a national securities exchange. Per the terms of the Recapitalization, on January 18, 2022, each share of our Class B common stock automatically converted into one share of our listed common stock.

On May 5, 2022, we filed Articles Supplementary to our charter with the Maryland State Department of Assessments and Taxation in order to reclassify and designate all of the 350 million authorized shares of our Class B common stock, $0.01 par value per share, all of which were unissued at such time, as shares of our common stock, $0.01 par value per share. We no longer have Class B common stock authorized for issue.

Reverse Stock Split—On July 2, 2021, we effected a one-for-three reverse stock split. Concurrent with the reverse split, the Operating Partnership enacted a one-for-three reverse split of its outstanding OP units. Neither the number of authorized shares nor the par value of the common stock were impacted. As a result of the reverse split, every three shares of our common stock or OP units were automatically combined and converted into one issued and outstanding share of common stock or OP unit rounded to the nearest 1/100th share. The reverse stock split impacted all common stock and OP units proportionately and had no impact on any stockholder's percentage ownership of common stock.

In connection with the reverse stock split, the number of shares of common stock and OP units underlying the outstanding share-based awards was also proportionately reduced. All references to shares of common stock, number of OP units, and per share data for all periods presented in our consolidated financial statements and notes have been adjusted to reflect the reverse split on a retroactive basis.

Underwritten IPO—On July 19, 2021, we completed our underwritten IPO and issued 17.0 million shares of common stock at an offering price to the public of $28.00 per share. We used a portion of the net proceeds to reduce our leverage and used the remaining amount to fund external growth with property acquisitions and for other general corporate uses. As part of the underwritten IPO, underwriters were granted an option exercisable within 30 days from July 14, 2021 to purchase up to an additional 2.6 million shares of common stock at the underwritten IPO price, less underwriting discounts and commissions. On July 29, 2021, the underwriters exercised their option. The underwritten IPO, including the underwriters' overallotment election, resulted in gross proceeds of $547.4 million.

Distributions—In 2023, we declared and paid monthly distributions of $0.0933 per share and OP unit, or $1.12 annualized, for each month beginning January 2023 through August 2023. On September 1, 2023, the Board authorized a 4.5% increase of our monthly distribution rate to $0.0975 per common share and OP unit. We declared and paid monthly distributions of $0.0975 per share and OP unit, or $1.17 annualized, for each month beginning September 2023 through December 2023. Distributions paid to stockholders and OP unit holders of record subsequent to December 31, 2023 were as follows (dollars in thousands, excluding per share amounts):

Month	Date of Record	Date Distribution Paid	Monthly Distribution Rate	Cash Distribution
December	12/15/2023	1/2/2024	$ 0.0975	$ 13,154
January	1/16/2024	2/1/2024	0.0975	13,223

Convertible Noncontrolling Interests—As of December 31, 2023 and 2022, we had approximately 13.8 million and 14.1 million outstanding non-voting OP units, respectively. Additionally, certain of our outstanding restricted share and performance share awards will result in the issuance of OP units upon vesting in future periods. These are included in the outstanding unvested award totals disclosed in Note 13.

Under the terms of the Fourth Amended and Restated Agreement of Limited Partnership, OP unit holders may elect to cause the Operating Partnership to redeem their OP units. The Operating Partnership controls the form of the redemption, and may elect to redeem OP units for shares of our common stock, provided that the OP units have been outstanding for at least one year, or for cash. As the form of redemption for OP units is within our control, the OP units outstanding as of December 31, 2023 and 2022 are classified as Noncontrolling Interests within permanent equity on our consolidated balance sheets.

On January 18, 2022, we issued approximately 1.6 million OP units in full settlement of the earn-out liability (see note 16).

The table below is a summary of our OP unit activity for the years ended December 31, 2023 and 2022 (dollars and shares in thousands):

	2023	2022
OP units converted into shares of common stock[1]	517	1,169
Distributions declared on OP units[2]	$ 16,334	$ 16,241

[1] Prior to the Recapitalization, OP units were converted to shares of common stock at a 1:1 ratio. From the Recapitalization through January 18, 2022, OP units were converted into shares of our Class B common stock at a 1:1 ratio. On January 18, 2022, each share of our Class B common stock automatically converted into one share of our listed common stock, and going forward, OP units will be converted into shares of our common stock at a 1:1 ratio.

[2] Distributions declared on OP units are included in Distributions to Noncontrolling Interests on the consolidated statements of equity.

Dividend Reinvestment Plan and Share Repurchase Programs—On August 4, 2021, as a result of our underwritten IPO, our Board approved the termination of the DRIP and the original share repurchase program.

On August 3, 2022, our Board approved a new share repurchase program of up to $250 million of common stock. The program may be suspended or discontinued at any time, and does not obligate us to repurchase any dollar amount or particular number of shares. No share repurchases have been made to date under this program.

13. COMPENSATION

Employee Long Term Incentive Plan—We issue stock awards that vest based upon the completion of a service period ("service-based awards") under our 2020 Omnibus Incentive Plan ("2020 Incentive Plan"), which became effective in June 2020. Awards to employees are typically granted and vest during the first quarter of each year. Service-based awards typically follow a four-year graded vesting schedule and will vest in the form of common stock or OP units.

We recognize expense for awards with graded vesting under the accelerated recognition method, whereby each vesting is treated as a separate award with expense for each vesting recognized ratably over the requisite service period. We account for forfeitures as they occur. Expense amounts are recorded in General and Administrative or Property Operating on our consolidated statements of operations. Prior to our underwritten IPO, the awards were valued according to the EVPS for our common stock at the date of grant. Subsequent to our underwritten IPO, awards are valued according to the Nasdaq closing stock price at the date of the grant. Holders of unvested service-based awards are entitled to dividend and distribution rights, but are not entitled to voting rights.

Additionally, we issue performance-based awards that are earned based on the achievement of specified performance metrics measured at the end of the three-year performance period. The maximum number of performance-based awards earned cannot exceed two times the target number. Half of the earned performance-based awards vest when earned at the end of the three-year performance period and the second half of the earned performance-based awards vest one year later, subject to continued employment.

Beginning in 2022, our Compensation Committee approved a change to our performance-based long-term incentive program such that the performance-based component of awards under the program will be based on a single metric, total shareholder return relative to the FTSE Nareit Equity Shopping Center Index. Prior to 2022, our performance-based equity grants were based on two separate, equally-weighted performance metrics: (i) three-year average Same-Center NOI growth measured against a peer group of public retail REITs; and (ii) three-year Core Funds From Operations ("FFO") per share growth measured against the same peer group. Same-Center NOI and Core FFO are both non-GAAP measures.

The fair value of the 2023 and 2022 performance-based awards on the date of grant was $6.0 million and $5.4 million, respectively, using a Monte Carlo simulation to estimate the fair value through a risk-neutral premise. The following is a summary of the significant assumptions used to value the performance-based awards granted during the years ended December 31, 2023 and 2022:

	2023	2022
Expected volatility	38.0 %	54.0 %
Dividend yield	3.20 %	3.25 %
Risk-free interest rate	4.63 %	1.52 %

In addition to the applicable performance metrics, a net asset value ("NAV") modifier will be applied to the calculation of earned performance-based awards if the NAV per share at the end of the performance period is less than the value at issuance. Subsequent to our underwritten IPO, the NAV per share is measured by the Nasdaq closing stock price at the end of the performance period. Specifically, to the extent performance above the target level is achieved at the end of the performance period, yet our NAV per share at the end of the performance period is less than the value at issuance, the amount of earned awards will be capped at the target amount. The remaining amount of awards (the difference between those that would have otherwise been earned based on actual performance and the target level) may become earned, and thereafter vested, if our NAV per share exceeds the NAV per share at the beginning of the performance period for 20 consecutive trading days up to five years following the completion of the performance period, assuming continued employment on such date.

The performance period for the performance-based awards granted in 2018 and 2019 ended on December 31, 2020 and 2021, respectively. Based on our performance through December 31, 2020 and 2021, these awards would have been earned at maximum, but because our NAV per share growth for that same performance period was negative, the amount of earned awards was capped at the target amount. Based on the performance of common stock closing prices throughout the fourth quarter of 2021, we believed it was more than probable that we would achieve positive NAV per share growth for 20 consecutive trading days prior to December 31, 2025 and 2026. As such, we recognized approximately $4.2 million of expense associated with achieving the maximum award for both of these grants during the year ended December 31, 2021, of which $3.2 million was recorded in General and Administrative and $1.0 million was recorded in Property Operating on our consolidated statements of operations. During the year ended December 31, 2022, the unearned portion in excess of target and up to the maximum vested as our NAV per share growth became positive.

Underwritten IPO Grants—In connection with our underwritten IPO, we issued a total of 0.5 million RSUs, inclusive of 0.3 million OP units, and restricted stock awards in the form of time-based stock compensation awards with expenses included within Other Expense, Net on our consolidated statements of operations. Included in the restricted stock awards were 24,000 RSUs granted to our independent directors. The shares have a grant price of $28.00 per share and, with the exception of one individual whose award is subject to accelerated vesting provisions, 50% of the shares vested after 18 months and the remaining 50% will vest after 36 months.

Independent Director Stock Plan—The Board approves restricted stock awards pursuant to our Amended and Restated 2010 Independent Director Stock Plan. The awards are granted to our independent directors as service-based awards. As of December 31, 2023 and 2022, there were approximately 27,000 and 24,000 outstanding unvested awards granted to independent directors, respectively, in connection with the 2010 Independent Director Stock Plan.

Share-Based Compensation Award Activity—As of December 31, 2023, the fair value for certain of our equity awards is based on our Nasdaq closing stock price at the date of the grant and the fair value for our 2023 and 2022 performance-based awards is calculated using the Monte Carlo method, as described above. All share-based compensation awards, regardless of the form of payout upon vesting, are presented in the following table, which summarizes our stock-based award activity (number of units in thousands):

	Restricted Stock Awards[1]	Performance Stock Awards[1]	Weighted-Average Grant-Date Fair Value
Nonvested at January 1, 2021	349	905	$ 33.06
Granted	663	131	27.55
Vested	(151)	(62)	32.52
Forfeited	(24)	—	29.35
Nonvested at December 31, 2021	837	974	30.71
Granted	152	344	27.41
Vested	(164)	(181)	32.55
Forfeited	(55)	(1)	29.04
Nonvested at December 31, 2022	770	1,136	29.60
Granted	162	308	27.27
Vested	(393)	(129)	29.99
Forfeited	(10)	—	30.75
Nonvested at December 31, 2023	529	1,315	$ 28.89

[1] The maximum number of award units that could be issued under all outstanding grants was 1.8 million as of December 31, 2023. The number of award units expected to vest was 1.1 million as of December 31, 2023.

The expense for all stock-based awards during the years ended December 31, 2023, 2022, and 2021 was $9.4 million, $14.9 million, and $16.8 million, respectively. We had $11.5 million of unrecognized compensation costs related to these awards that we expect to recognize over a weighted average period of approximately two years. The fair value at the vesting date for stock-based awards that vested during the year ended December 31, 2023 was $19.5 million.

401(k) Plan—We sponsor a 401(k) plan that provides benefits for qualified employees. Our match of the employee contributions is discretionary and has a five-year vesting schedule. The cash contributions to the plan for the years ended December 31, 2023, 2022, and 2021 were approximately $1.1 million, $1.0 million, and $1.0 million, respectively. All employees who have attained the age of 21 are eligible to participate starting the first day of the month following their date of hire. Employees are vested immediately with respect to employee contributions.

14. EARNINGS PER SHARE

Basic earnings per share ("EPS") is computed by dividing Net Income Attributable to Stockholders by the weighted-average number of shares of common stock outstanding for the period. Diluted EPS reflects the potential dilution that could occur from share equivalent activity.

The following table provides a reconciliation of the numerator and denominator of the earnings per share calculations for the years ended December 31, 2023, 2022, and 2021 (in thousands, except per share amounts):

	2023	2022	2021
Numerator:			
Net income attributable to stockholders - basic	$ 56,848	$ 48,323	$ 15,121
Net income attributable to convertible OP units[1]	6,914	6,206	2,112
Net income - diluted	$ 63,762	$ 54,529	$ 17,233
Denominator:			
Weighted-average shares - basic[2]	118,278	115,403	102,403
OP units[1][3]	14,096	14,355	14,071
Dilutive restricted stock awards	596	574	198
Adjusted weighted-average shares - diluted	132,970	130,332	116,672
Earnings per common share:			
Basic and diluted income per share	$ 0.48	$ 0.42	$ 0.15

[1] OP units include units that are convertible into common stock or cash, at the Operating Partnership's option. The Operating Partnership income or loss attributable to these OP units, which is included as a component of Net Income Attributable to Noncontrolling Interests on the consolidated statements of operations, has been added back in the numerator as these OP units were included in the denominator for

all years presented. OP units are allocated income on a consistent basis with the common stockholder and therefore have no dilutive impact to earnings per share of common stock.

(2) Includes 4.4 million and 93.6 million weighted-average shares of Class B common stock and 111.0 million and 8.8 million weighted-average shares of common stock during the years ended December 31, 2022 and 2021, respectively.

(3) For the year ended December 31, 2021, diluted weighted-average shares include 0.7 million OP units awarded as a result of the full settlement of the earn-out in January 2022 (see Note 16).

15. RELATED PARTY TRANSACTIONS

Revenue—We have entered into agreements with the Managed Funds related to certain advisory, management, and administrative services we provide to their real estate assets in exchange for fees and reimbursement of certain expenses. Summarized below are amounts included in Fees and Management Income. The revenue includes the fees and reimbursements earned by us from the Managed Funds and other revenues that are not in the scope of ASC 606 but are included in this table for the purpose of disclosing all related party revenues during the years ended December 31, 2023, 2022, and 2021 (in thousands):

	2023	2022	2021
Recurring fees[1]	$ 3,894	$ 3,962	$ 4,345
Realized performance income[2]	75	2,742	675
Transactional revenue and reimbursements[3]	2,249	1,605	2,166
Insurance premiums[4]	3,428	3,232	3,149
Total fees and management income	$ 9,646	$ 11,541	$ 10,335

(1) Recurring fees include asset management fees and property management fees.

(2) Realized performance income includes fees received related to the achievement of certain performance targets in our NRP joint venture.

(3) Transactional revenue includes items such as leasing commissions and construction management fees.

(4) Insurance premium income includes amounts for reinsurance from third parties not affiliated with us.

Tax Protection Agreement—Through our Operating Partnership, we are currently party to a tax protection agreement (the "2017 TPA") with certain partners that contributed property to our Operating Partnership on October 4, 2017, among them certain of our executive officers, including Jeffrey S. Edison, our Chairman and Chief Executive Officer, under which the Operating Partnership agreed to indemnify such partners for tax liabilities that could accrue to them personally related to our potential disposition of certain properties within our portfolio. The 2017 TPA will expire on October 4, 2027. On July 19, 2021, we entered into an additional tax protection agreement (the "2021 TPA") with certain of our executive officers, including Mr. Edison. The 2021 TPA carries a term of four years and will become effective upon the expiration of the 2017 TPA. As of December 31, 2023, the potential "make-whole amount" on the estimated aggregate amount of built-in gain subject to protection under the agreements is approximately $122.7 million. The protection provided under the terms of the 2021 TPA will expire in 2031. We have not recorded any liability related to the 2017 TPA or the 2021 TPA on our consolidated balance sheets for any periods presented, nor recognized any expense since the inception of the 2017 TPA, owing to the fact that any potential liability under the agreements is controlled by us and we believe we will either (i) continue to own and operate the protected properties or (ii) be able to successfully complete Section 1031 Exchanges (unless there is a change in applicable law) or complete other tax-efficient transactions to avoid any liability under the agreements.

Other Related Party Matters—As of December 31, 2023, we were the limited guarantor of a $175 million mortgage loan secured by GRP I properties. Our guaranty for the GRP I debt is limited to being the non-recourse carveout guarantor and the environmental indemnitor. Further, we are also party to an agreement with GRP I in which any potential liability under such guarantee will be apportioned between us and GRP I based on our respective ownership percentages in the joint venture. We have no liability recorded on our consolidated balance sheets for the guaranty as of December 31, 2023 and 2022.

In December 2022, we contributed certain assets to a third-party company in exchange for a warrant representing a 15% equity interest in the company, subject to certain conditions. This non-cash investment had a fair market value of $6.8 million, was accounted for as an equity method investment, and was recorded in Other Assets, Net. In connection with the transaction, we entered into a services contract for the use of these assets with the third-party company for a term of five years, with a required minimum annual payment by us of $1.2 million. For the year ended December 31, 2023, we paid service fees of $1.9 million and recorded equity income of $0.1 million.

During 2021, we made a cash investment of $3.0 million into a third-party company in exchange for preferred shares of their stock. As part of the investment agreement, the third-party company entered into leases at two of our properties. During 2023, we determined that the investment in the third-party company was fully impaired due to the value of the investment being significantly reduced, which is not deemed to be temporary, indicated by the company's inability to pay rent. As a result, we recorded impairment expense of $3.0 million in Other Expense, Net on our consolidated statement of operations for the year ended December 31, 2023 and reserved tenant receivables of $0.2 million as of December 31, 2023 as the company is considered to be non-creditworthy.

PECO Air L.L.C. ("PECO Air"), an entity in which Mr. Edison, our Chairman and Chief Executive Officer, owns a 50% interest, owns an airplane that we use for business purposes in the course of our operations. We paid approximately $0.9 million, $0.9 million, and $0.8 million to PECO Air for use of its airplane per the terms of our contractual agreements for the years ended December 31, 2023, 2022, and 2021, respectively.

16. FAIR VALUE MEASUREMENTS

The following describes the methods we use to estimate the fair value of our financial and nonfinancial assets and liabilities:

Cash and Cash Equivalents, Restricted Cash, Accounts Receivable, and Accounts Payable—We consider the carrying values of these financial instruments to approximate fair value because of the short period of time between origination of the instruments and their expected realization.

Real Estate Investments—The purchase prices of the investment properties, including related lease intangible assets and liabilities, are allocated at estimated fair value based on Level 3 inputs, such as discount rates, capitalization rates, comparable sales, replacement costs, income and expense growth rates, and current market rents and allowances as determined by management.

Debt Obligations—We estimate the fair value of our revolving credit facility, term loans, secured portfolio of loans, and mortgages by discounting the future cash flows of each instrument at rates currently offered for similar debt instruments of comparable maturities by our lenders using Level 3 inputs. The discount rates used approximate current lending rates for loans or groups of loans with similar maturities and credit quality, assuming the debt is outstanding through maturity and considering the debt's collateral (if applicable). We have utilized market information, as available, or present value techniques to estimate the amounts required to be disclosed. We estimate the fair value of our senior unsecured notes by using quoted prices in active markets, which are considered Level 1 inputs.

The following is a summary of borrowings as of December 31, 2023 and 2022 (in thousands):

| | 2023 | | 2022 | |
	Recorded Principal Balance[1]	Fair Value	Recorded Principal Balance[1]	Fair Value
Revolving credit facility	$ 181,000	$ 181,714	$ 79,000	$ 79,299
Term loans	956,132	970,238	948,429	959,319
Senior unsecured notes due 2031	343,698	284,865	342,999	257,446
Secured portfolio loan facilities	392,575	351,339	392,093	343,921
Mortgages[2]	95,867	94,966	134,073	132,563
Total	$ 1,969,272	$ 1,883,122	$ 1,896,594	$ 1,772,548

[1] As of December 31, 2023 and 2022, respectively, recorded principal balances include: (i) net deferred financing fees of $10.3 million and $8.0 million; (ii) assumed market debt adjustments of $0.9 million and $1.2 million; and (iii) notes payable discounts of $6.3 million and $7.0 million.

[2] Our finance lease liability is included in the mortgages line item, as presented.

Recurring and Nonrecurring Fair Value Measurements—Our marketable securities, earn-out liability, and interest rate swaps are measured and recognized at fair value on a recurring basis, while certain real estate assets and liabilities are measured and recognized at fair value as needed. Fair value measurements that occurred as of and during the years ended December 31, 2023 and 2022 were as follows (in thousands):

| | 2023 | | | 2022 | | |
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Recurring						
Marketable securities[1]	$ 8,566	$ —	$ —	$ 7,792	$ —	$ —
Derivative assets[1][2]	—	12,669	—	—	25,853	—
Nonrecurring						
Impaired real estate assets, net[3]	$ —	$ —	$ —	$ —	$ 5,225	$ —

[1] We record marketable securities and derivative assets in Other Assets, Net on our consolidated balance sheets.

[2] The fair values of the derivative assets exclude associated accrued interest receivable of $1.7 million and $1.4 million as of December 31, 2023 and 2022, respectively.

[3] The carrying value of impaired real estate assets may have subsequently increased or decreased after the measurement date due to capital improvements, depreciation, or sale.

Marketable Securities—We estimate the fair value of marketable securities using Level 1 inputs. We utilize unadjusted quoted prices for identical assets in active markets that we have the ability to access.

Derivative Instruments—As of December 31, 2023 and 2022, we had interest rate swaps that fixed SOFR on portions of our unsecured term loan facilities.

All interest rate swap agreements are measured at fair value on a recurring basis. The valuation of these instruments is determined using widely accepted valuation techniques, including discounted cash flow analysis on the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity, and uses observable market-based inputs, including interest rate curves and implied volatilities. The fair values of interest rate swaps are determined using the market standard methodology of netting the discounted future fixed cash receipts (or payments) and the discounted expected variable cash payments (or receipts). The variable cash payments (or receipts) are based on an expectation of future interest rates (forward curves) derived from observable market interest rate curves.

To comply with the provisions of ASC 820, we incorporate credit valuation adjustments to appropriately reflect both our own nonperformance risk and the respective counterparty's nonperformance risk in the fair value measurements. In adjusting the fair value of our derivative contracts for the effect of nonperformance risk, we have considered the impact of netting and any applicable credit enhancements, such as collateral postings, thresholds, mutual puts, and guarantees.

Although we determined that the significant inputs used to value our derivatives fell within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with our counterparties and our own credit risk utilize Level 3 inputs, such as estimates of current credit spreads, to evaluate the likelihood of default by us and our counterparties. However, as of December 31, 2023 and 2022, we have assessed the significance of the impact of the credit valuation adjustments on the overall valuation of our derivative positions and have determined that the credit valuation adjustments are not significant to the overall valuation of our derivatives. As a result, we have determined that our derivative valuations in their entirety are classified in Level 2 of the fair value hierarchy.

Earn-out—As part of our acquisition of Phillips Edison Limited Partnership ("PELP") in 2017, an earn-out structure was established which gave PELP the opportunity to earn additional OP units based upon the potential achievement of certain performance targets subsequent to the acquisition. On January 11, 2022, we finalized the fair value of the earn-out liability based on our share price and issued approximately 1.6 million OP units in full settlement of the liability with a value of $54.2 million. Changes in the fair value of the earn-out liability were recorded to Other Expense, Net in the consolidated statements of operations. We recorded no expense during the year ended December 31, 2023. We recorded expense of $1.8 million and $30.4 million for the years ended December 31, 2022 and 2021, respectively.

Real Estate Asset Impairment—Our real estate assets are measured and recognized at fair value, less costs to sell held-for-sale properties, on a nonrecurring basis dependent upon when we determine an impairment has occurred. We impair assets that are under contract at a disposition price that is less than carrying value, or that have other operational impairment indicators. The valuation technique used for the fair value of all impaired real estate assets was the expected net sales proceeds, which we consider to be a Level 2 input in the fair value hierarchy.

We recorded the following expense upon impairment of real estate assets for the years ended December 31, 2023, 2022, and 2021 (in thousands):

	2023	2022	2021
Impairment of real estate assets	$ —	$ 322	$ 6,754

17. SUBSEQUENT EVENTS

In preparing the audited consolidated financial statements, we have evaluated subsequent events through the date of filing of this report on Form 10-K for recognition and/or disclosure purposes. Based on this evaluation, we have determined that there were no events that have occurred that require recognition or disclosure, other than certain events and transactions that have been disclosed elsewhere in these consolidated financial statements.

SCHEDULE III—REAL ESTATE ASSETS AND ACCUMULATED DEPRECIATION

December 31, 2023

(in thousands)

Property Name	City, State	Encumbrances[1]	Initial Cost		Costs Capitalized Subsequent to Acquisition[2]	Gross Amount Carried at End of Period[3]			Accumulated Depreciation	Date Constructed/ Renovated	Date Acquired
			Land and Improvements	Buildings and Improvements		Land and Improvements	Buildings and Improvements	Total			
Snow View Plaza	Parma, OH	$—	$4,104	$6,432	$1,449	$4,490	$7,495	$11,985	$4,490	1981	12/15/2010
Lakeside Plaza	Salem, VA	—	3,344	5,247	1,066	3,591	6,066	9,657	3,539	1988	11/23/2011
St. Charles Plaza	Davenport, FL	—	4,090	4,399	829	4,437	4,881	9,318	3,622	2007	11/23/2011
Burwood Village Center	Glen Burnie, MD	—	5,448	10,167	714	5,809	10,520	16,329	6,336	1971	11/23/2011
Centerpoint	Easley, SC	—	2,750	4,361	1,627	3,441	5,297	8,738	3,162	2002	11/23/2011
Southampton Village	Tyrone, GA	—	3,046	5,788	1,559	3,439	6,954	10,393	3,496	2003	11/23/2011
Cureton Town Center	Waxhaw, NC	—	6,569	6,197	2,726	5,954	9,538	15,492	5,640	2006/2018	12/29/2011
Tramway Crossing	Sanford, NC	—	2,016	3,071	1,081	2,650	3,518	6,168	2,555	1996	2/23/2012
Village At Glynn Place	Brunswick, GA	—	5,812	7,368	1,878	6,078	8,980	15,058	5,123	1992/2009	4/27/2012
Meadowthorpe Manor Shoppes	Lexington, KY	—	4,093	4,185	2,209	4,636	5,851	10,487	2,953	1989/2022	5/9/2012
Brentwood Commons	Bensenville, IL	—	6,105	8,024	2,525	6,350	10,304	16,654	5,376	1981/2015	7/5/2012
Sidney Towne Center	Sidney, OH	—	1,429	3,802	1,748	2,209	4,770	6,979	3,382	1981/2007	8/2/2012
Broadway Plaza	Tucson, AZ	—	4,979	7,169	2,992	6,187	8,953	15,140	5,196	1982/2003	8/13/2012
Baker Hill	Glen Ellyn, IL	—	7,068	13,738	10,185	7,731	23,260	30,991	11,588	1998/2018	9/6/2012
New Prague Commons	New Prague, MN	—	3,248	6,604	3,149	3,447	9,554	13,001	5,576	2008/2019	10/12/2012
Heron Creek Towne Center	North Port, FL	—	4,062	4,082	966	4,359	4,751	9,110	2,719	2001	12/17/2012
Quartz Hill Towne Centre	Lancaster, CA	11,740	6,689	13,529	1,285	7,317	14,186	21,503	6,850	1991/2012	12/27/2012
Village One Plaza	Modesto, CA	17,700	5,166	18,752	980	5,533	19,365	24,898	8,736	2007	12/28/2012
Hilfiker Shopping Center	Salem, OR	—	2,879	4,750	166	3,004	4,791	7,795	2,311	1984/2011	12/28/2012
Butler Creek	Acworth, GA	—	3,925	6,129	3,745	4,377	9,422	13,799	4,251	1989	1/15/2013
Fairview Oaks	Ellenwood, GA	6,430	3,563	5,266	1,408	3,931	6,306	10,237	3,245	1996	1/15/2013
Grassland Crossing	Alpharetta, GA	—	3,680	5,791	1,305	3,864	6,912	10,776	3,477	1996	1/15/2013
Hamilton Ridge	Buford, GA	—	4,772	7,168	2,868	5,122	9,686	14,808	4,498	2002	1/15/2013
Mableton Crossing	Mableton, GA	—	4,426	6,413	1,481	4,913	7,407	12,320	4,039	1997	1/15/2013
Shops at Westridge	McDonough, GA	—	2,788	3,901	2,123	2,973	5,839	8,812	2,903	2006/2020	1/15/2013
Fairlawn Town Centre	Fairlawn, OH	20,000	10,398	29,005	5,155	11,658	32,900	44,558	16,684	1962/2012	1/30/2013
Macland Pointe	Marietta, GA	—	3,493	5,364	1,470	3,975	6,352	10,327	3,691	1992	2/13/2013
Kleinwood Center	Spring, TX	—	11,478	18,954	1,341	11,797	19,976	31,773	10,386	2003	3/21/2013
Murray Landing	Columbia, SC	6,750	3,221	6,856	2,335	3,804	8,608	12,412	4,095	2003/2016	3/21/2013
Vineyard Shopping Center	Tallahassee, FL	—	2,761	4,221	642	3,062	4,562	7,624	2,618	2002	3/21/2013
Lutz Lake Crossing	Lutz, FL	—	2,636	6,600	1,066	3,031	7,271	10,302	3,358	2002	4/4/2013
Publix at Seven Hills	Spring Hill, FL	—	2,171	5,642	1,378	2,518	6,673	9,191	3,110	1991/2006	4/4/2013
Hartville Centre	Hartville, OH	—	2,069	3,691	1,963	2,493	5,230	7,723	2,770	1988/2008	4/23/2013
Sunset Shopping Center	Corvallis, OR	15,410	7,933	14,939	3,128	8,246	17,754	26,000	7,583	1998/2023	5/31/2013
Savage Town Square	Savage, MN	9,000	4,106	9,409	481	4,422	9,574	13,996	4,910	2003	6/19/2013
Glenwood Crossings	Kenosha, WI	—	1,872	9,914	1,289	2,418	10,657	13,075	4,734	1992/2018	6/27/2013

PHILLIPS EDISON & COMPANY
DECEMBER 31, 2023 FORM 10-K F-33

SCHEDULE III—REAL ESTATE ASSETS AND ACCUMULATED DEPRECIATION

December 31, 2023

(in thousands)

			Initial Cost			Gross Amount Carried at End of Period[3]					
Property Name	City, State	Encumbrances[1]	Land and Improvements	Buildings and Improvements	Costs Capitalized Subsequent to Acquisition[2]	Land and Improvements	Buildings and Improvements	Total	Accumulated Depreciation	Date Constructed/ Renovated	Date Acquired
Shiloh Square Shopping Center	Kennesaw, GA	—	4,685	8,729	2,474	4,864	11,024	15,888	4,835	1996/2003	6/27/2013
Pavilions at San Mateo	Albuquerque, NM	—	6,470	18,726	2,486	7,024	20,658	27,682	9,264	1997/2012	6/27/2013
Boronda Plaza	Salinas, CA	14,750	9,027	11,870	728	9,374	12,251	21,625	5,744	2003/2021	7/3/2013
Westwoods Shopping Center	Arvada, CO	—	3,706	11,115	1,340	4,594	11,567	16,161	5,530	2003/2011	8/8/2013
Paradise Crossing	Lithia Springs, GA	—	2,204	6,064	1,044	2,535	6,777	9,312	3,178	2000	8/13/2013
Contra Loma Plaza	Antioch, CA	—	3,018	3,926	2,036	3,758	5,222	8,980	2,269	1989/2022	8/19/2013
South Oaks Plaza	St. Louis, MO	—	1,938	6,634	2,680	2,186	9,066	11,252	3,483	1969/2021	8/21/2013
Yorktown Centre	Millcreek Township, PA	—	3,736	15,396	2,995	4,590	17,537	22,127	8,851	1989/2020	8/30/2013
Dyer Town Center	Dyer, IN	8,071	6,017	10,214	912	6,499	10,644	17,143	5,354	2004/2005	9/4/2013
East Burnside Plaza	Portland, OR	—	2,484	5,422	186	2,601	5,491	8,092	2,068	1955/1999	9/12/2013
Red Maple Village	Tracy, CA	20,584	9,250	19,466	783	9,656	19,843	29,499	7,876	2009	9/18/2013
Crystal Beach Plaza	Palm Harbor, FL	6,360	2,334	7,918	794	2,488	8,558	11,046	3,945	2010	9/25/2013
CitiCentre Plaza	Carroll, IA	—	770	2,530	605	1,071	2,834	3,905	1,343	1991/2018	10/2/2013
Duck Creek Plaza	Bettendorf, IA	—	4,612	13,007	1,866	5,239	14,246	19,485	5,860	2005/2022	10/8/2013
Cahill Plaza	Inver Grove Heights, MN	—	2,587	5,114	979	2,990	5,690	8,680	2,824	1995/2020	10/9/2013
College Plaza	Normal, IL	—	4,460	17,772	6,054	5,151	23,135	28,286	8,049	1983/2018	10/22/2013
Courthouse Marketplace	Virginia Beach, VA	11,650	6,130	8,061	1,746	6,403	9,534	15,937	4,368	2005	10/25/2013
Hastings Marketplace	Hastings, MN	—	3,980	10,045	1,220	4,532	10,713	15,245	5,026	2002	11/6/2013
Coquina Plaza	Southwest Ranches, FL	—	9,458	11,770	1,359	9,798	12,789	22,587	5,363	1998	11/7/2013
Shoppes of Paradise Lakes	Miami, FL	—	5,811	6,020	1,103	6,156	6,778	12,934	3,182	1999	11/7/2013
Collington Plaza	Bowie, MD	—	12,207	15,142	2,162	12,605	16,906	29,511	7,123	1996	11/21/2013
Golden Town Center	Golden, CO	14,711	7,065	10,166	2,016	7,721	11,526	19,247	5,630	1993/2003	11/22/2013
Northstar Marketplace	Ramsey, MN	—	2,810	9,204	3,662	3,023	12,653	15,676	4,487	2004/2023	11/27/2013
Bear Creek Plaza	Petoskey, MI	—	5,677	17,611	1,737	5,894	19,131	25,025	8,770	1998/2018	12/18/2013
East Side Square	Springfield, OH	—	394	963	187	412	1,132	1,544	540	2007	12/18/2013
Flag City Station	Findlay, OH	—	4,685	9,630	3,699	4,993	13,021	18,014	5,240	1992/2020	12/18/2013
Town & Country Shopping Center	Noblesville, IN	13,480	7,361	16,269	505	7,456	16,679	24,135	7,746	1998/2023	12/18/2013
Sulphur Grove	Huber Heights, OH	—	553	2,142	789	611	2,873	3,484	1,145	2004	12/18/2013
Southgate Shopping Center	Des Moines, IA	—	2,434	8,358	1,795	2,977	9,610	12,587	$4,604	1972/2014	12/20/2013
Sterling Pointe Center	Lincoln, CA	24,073	7,039	20,822	2,196	7,733	22,324	30,057	8,784	2004/2017	12/20/2013
Arcadia Plaza	Phoenix, AZ	—	5,774	6,904	3,274	6,118	9,834	15,952	4,312	1980/2018	12/30/2013
Stop & Shop Plaza	Enfield, CT	—	8,892	15,028	1,448	9,401	15,967	25,368	7,373	1988/1998	12/30/2013

SCHEDULE III—REAL ESTATE ASSETS AND ACCUMULATED DEPRECIATION

December 31, 2023

(in thousands)

			Initial Cost		Costs Capitalized Subsequent to Acquisition[2]	Gross Amount Carried at End of Period[3]					
Property Name	City, State	Encumbrances[1]	Land and Improvements	Buildings and Improvements		Land and Improvements	Buildings and Improvements	Total	Accumulated Depreciation	Date Constructed/ Renovated	Date Acquired
Fairacres Shopping Center	Oshkosh, WI	—	3,543	5,189	1,315	4,057	5,990	10,047	3,126	1992/2016	1/21/2014
Savoy Plaza	Savoy, IL	—	4,304	10,895	946	4,789	11,356	16,145	5,742	1999/2015	1/31/2014
The Shops of Uptown	Park Ridge, IL	—	7,744	16,884	2,135	8,182	18,581	26,763	6,919	2006	2/25/2014
Chapel Hill North Center	Chapel Hill, NC	5,746	4,776	10,189	1,897	5,173	11,689	16,862	5,537	1998	2/28/2014
Coppell Market Center	Coppell, TX	—	4,870	12,236	511	5,142	12,475	17,617	5,301	2008	3/5/2014
Winchester Gateway	Winchester, VA	—	9,342	23,468	2,436	9,658	25,588	35,246	10,856	2006	3/5/2014
Stonewall Plaza	Winchester, VA	—	7,929	16,642	1,164	8,137	17,598	25,735	7,675	2007	3/5/2014
Town Fair Center	Louisville, KY	—	8,108	14,411	5,576	8,957	19,138	28,095	8,703	1988/2019	3/12/2014
Villages at Eagles Landing	Stockbridge, GA	—	2,824	5,515	1,240	3,365	6,214	9,579	3,368	1995	3/13/2014
ChampionsGate Village	Davenport, FL	—	1,814	6,060	1,107	2,075	6,906	8,981	2,995	2001	3/14/2014
Towne Centre at Wesley Chapel	Wesley Chapel, FL	—	2,466	5,553	1,012	2,776	6,255	9,031	2,623	2000	3/14/2014
Statler Square	Staunton, VA	—	4,108	9,072	1,288	4,695	9,773	14,468	4,566	1989/1997	3/21/2014
Burbank Plaza	Burbank, IL	—	2,972	4,546	3,965	3,705	7,778	11,483	3,644	1972/2018	3/25/2014
Hamilton Village	Chattanooga, TN	—	12,682	19,103	5,816	13,293	24,308	37,601	10,968	1989/2021	4/3/2014
Waynesboro Plaza	Waynesboro, VA	—	5,597	8,334	332	5,814	8,449	14,263	4,243	2005	4/30/2014
Southwest Marketplace	Las Vegas, NV	—	16,018	11,270	3,251	16,337	14,202	30,539	6,660	2008/2017	5/5/2014
Hampton Village	Taylors, SC	—	5,456	7,254	4,432	6,081	11,061	17,142	5,521	1959/2019	5/21/2014
Central Station	Louisville, KY	12,095	6,143	6,932	3,077	6,723	9,429	16,152	4,282	2005/2018	5/23/2014
Kirkwood Market Place	Houston, TX	—	5,786	9,697	1,760	6,054	11,189	17,243	4,569	1979/2012	5/23/2014
Fairview Plaza	New Cumberland, PA	—	2,786	8,500	638	3,174	8,750	11,924	3,380	1992/1999	5/27/2014
Broadway Promenade	Sarasota, FL	—	3,831	6,795	1,092	4,239	7,479	11,718	2,853	2007	5/28/2014
Townfair Center	Indiana, PA	—	7,007	13,233	1,432	7,357	14,315	21,672	7,026	1995/2016	5/29/2014
Heath Brook Commons	Ocala, FL	6,930	3,470	8,352	1,140	3,759	9,203	12,962	3,836	2002	5/30/2014
The Orchards	Yakima, WA	—	5,425	8,743	647	5,819	8,996	14,815	4,111	2002	6/3/2014
Shaw's Plaza Hanover	Hanover, MA	—	2,826	5,314	10	2,826	5,324	8,150	2,200	1994/2000	6/23/2014
Shaw's Plaza Easton	Easton, MA	—	5,520	7,173	967	5,897	7,763	13,660	3,481	1984/2004	6/23/2014
Lynnwood Place	Jackson, TN	—	3,341	4,826	1,150	3,814	5,503	9,317	2,751	1986/2013	7/28/2014
Thompson Valley Towne Center	Loveland, CO	—	5,758	17,387	2,870	6,432	19,583	26,015	7,826	1999	8/1/2014
Lumina Commons	Wilmington, NC	5,812	2,008	11,249	1,647	2,131	12,773	14,904	4,561	1974/2007	8/4/2014
Driftwood Village	Ontario, CA	—	6,811	12,993	1,794	7,617	13,981	21,598	5,632	1985	8/7/2014
French Golden Gate	Bartow, FL	—	2,599	12,877	2,479	2,923	15,032	17,955	5,209	1960/2011	8/28/2014
Orchard Square	Washington Township, MI	—	1,361	11,550	895	1,638	12,168	13,806	4,748	1999/2011	9/8/2014
Trader Joe's Center	Dublin, OH	6,745	2,338	7,922	3,558	2,941	10,877	13,818	4,214	1986	9/11/2014
Palmetto Pavilion	North Charleston, SC	—	2,509	8,526	1,421	3,583	8,873	12,456	3,546	2003	9/11/2014

SCHEDULE III—REAL ESTATE ASSETS AND ACCUMULATED DEPRECIATION

December 31, 2023

(in thousands)

			Initial Cost			Gross Amount Carried at End of Period[3]					
Property Name	City, State	Encumbrances[1]	Land and Improvements	Buildings and Improvements	Costs Capitalized Subsequent to Acquisition[2]	Land and Improvements	Buildings and Improvements	Total	Accumulated Depreciation	Date Constructed/ Renovated	Date Acquired
Five Town Plaza	Springfield, MA	—	8,912	19,635	7,580	10,497	25,630	36,127	12,429	1970/2019	9/24/2014
Fairfield Crossing	Beavercreek, OH	—	3,572	10,026	283	3,722	10,159	13,881	4,290	1994	10/24/2014
Beavercreek Towne Center	Beavercreek, OH	—	14,055	30,799	4,853	15,335	34,372	49,707	15,283	1994/2019	10/24/2014
Grayson Village	Loganville, GA	—	3,952	5,620	2,482	4,290	7,764	12,054	4,129	2002/2019	10/24/2014
The Fresh Market Commons	Pawleys Island, SC	—	2,442	4,941	228	2,535	5,076	7,611	2,268	2011/2014	10/28/2014
Claremont Village	Everett, WA	—	5,635	10,544	1,776	6,344	11,611	17,955	4,815	1994/2012	11/6/2014
Cherry Hill Marketplace	Westland, MI	—	4,641	10,137	3,068	5,321	12,525	17,846	6,122	1992/2017	12/17/2014
Nor'Wood Shopping Center	Colorado Springs, CO	—	5,358	6,684	950	5,607	7,385	12,992	3,857	2003/2007	1/8/2015
Sunburst Plaza	Glendale, AZ	—	3,435	6,041	3,095	4,380	8,191	12,571	3,701	1970/2022	2/11/2015
Rivermont Station	Johns Creek, GA	—	6,876	8,916	5,098	7,270	13,620	20,890	6,446	1996/2022	2/27/2015
Breakfast Point Marketplace	Panama City Beach, FL	—	5,578	12,052	902	6,112	12,420	18,532	5,369	2009/2010	3/13/2015
Falcon Valley	Lenexa, KS	—	3,131	6,873	418	3,495	6,927	10,422	3,287	2008/2009	3/13/2015
Kohl's Onalaska	Onalaska, WI	—	2,670	5,648	300	2,670	5,948	8,618	2,760	1992/2021	3/13/2015
Coronado Center	Santa Fe, NM	11,560	4,396	16,460	5,230	4,885	21,201	26,086	7,254	1964/2019	5/1/2015
West Creek Plaza	Coconut Creek, FL	—	3,459	6,131	807	3,654	6,743	10,397	2,469	2006/2013	7/10/2015
Northwoods Crossing	Taunton, MA	—	10,092	14,437	394	10,194	14,729	24,923	8,735	2003/2022	5/24/2016
Murphy Marketplace	Murphy, TX	—	28,651	33,122	5,083	29,449	37,407	66,856	12,284	2008/2021	6/24/2016
Harbour Village	Jacksonville, FL	—	5,630	16,727	4,117	6,146	20,328	26,474	6,548	2006/2021	9/22/2016
Oak Mill Plaza	Niles, IL	—	6,843	13,692	6,843	7,617	19,761	27,378	7,344	1977/2023	10/3/2016
Southern Palms	Tempe, AZ	21,760	10,025	24,346	4,812	10,495	28,688	39,183	11,201	1982/2018	10/26/2016
Golden Eagle Village	Clermont, FL	6,678	3,746	7,735	911	3,988	8,404	12,392	3,059	2011	10/27/2016
Atwater Marketplace[4]	Atwater, CA	—	6,116	7,597	(11,465)	417	1,831	2,248	132	2023	2/10/2017
Rocky Ridge Town Center	Roseville, CA	19,098	5,449	29,207	1,105	5,686	30,075	35,761	7,991	1996/2015	4/18/2017
Greentree Centre	Racine, WI	—	2,955	8,718	510	3,076	9,107	12,183	2,998	1989/2018	5/5/2017
Sierra Del Oro Towne Centre	Corona, CA	—	9,011	17,989	2,365	9,481	19,884	29,365	6,165	1991/2017	6/20/2017
Birdneck Shopping Center	Virginia Beach, VA	—	1,900	3,253	1,023	2,091	4,085	6,176	1,878	1987/2017	10/4/2017
Crossroads Plaza	Asheboro, NC	—	1,722	2,720	815	2,216	3,041	5,257	1,590	1984/2016	10/4/2017
Dunlop Village	Colonial Heights, VA	—	2,420	4,892	2,386	2,735	6,963	9,698	2,273	1987/2012	10/4/2017
Edgecombe Square	Tarboro, NC	—	1,412	2,258	515	1,493	2,692	4,185	1,811	1990/2013	10/4/2017
Forest Park Square	Cincinnati, OH	—	4,007	5,877	1,288	4,501	6,671	11,172	3,066	1988/2018	10/4/2017
Goshen Station	Goshen, OH	3,605	1,555	4,621	181	1,800	4,557	6,357	2,426	1973/2003	10/4/2017
The Village Shopping Center	Mooresville, IN	—	2,059	8,325	944	2,323	9,005	11,328	3,099	1965/2019	10/4/2017
Hickory Plaza	Nashville, TN	—	2,927	5,099	2,455	3,008	7,473	10,481	2,208	1974/2020	10/4/2017

SCHEDULE III—REAL ESTATE ASSETS AND ACCUMULATED DEPRECIATION

December 31, 2023

(in thousands)

			Initial Cost		Costs Capitalized Subsequent to	Gross Amount Carried at End of Period[3]					
Property Name	City, State	Encumbrances[1]	Land and Improvements	Buildings and Improvements	Acquisition[2]	Land and Improvements	Buildings and Improvements	Total	Accumulated Depreciation	Date Constructed/ Renovated	Date Acquired
Highland Fair	Gresham, OR	—	3,263	7,979	693	3,411	8,524	11,935	2,563	1984/2013	10/4/2017
Mayfair Village	Hurst, TX	16,398	15,343	16,522	4,103	15,874	20,094	35,968	7,081	1981/2022	10/4/2017
LaPlata Plaza	La Plata, MD	17,860	8,434	22,855	2,397	8,749	24,937	33,686	6,975	2003/2019	10/4/2017
Lafayette Square	Lafayette, IN	—	5,387	5,636	1,162	5,422	6,763	12,185	4,896	1963/2022	10/4/2017
Commerce Square	Brownwood, TX	—	6,027	8,341	745	5,844	9,269	15,113	1,926	1969/2022	10/4/2017
Monfort Heights	Cincinnati, OH	4,216	2,357	3,545	9	2,357	3,554	5,911	1,481	1987/2015	10/4/2017
Mountain Park Plaza	Roswell, GA	—	6,118	6,652	945	6,230	7,485	13,715	2,458	1988/2003	10/4/2017
Nordan Shopping Center	Danville, VA	—	1,911	6,751	975	2,063	7,574	9,637	2,782	1961/2015	10/4/2017
Northside Plaza	Clinton, NC	—	1,406	5,471	789	1,541	6,125	7,666	2,386	1982/2015	10/4/2017
Park Place Plaza	Port Orange, FL	—	2,347	8,458	(2,201)	1,956	6,648	8,604	1,699	1984/2012	10/4/2017
Parsons Village	Seffner, FL	—	3,465	10,864	(3,964)	2,481	7,884	10,365	2,141	1983/1994	10/4/2017
Hillside - West	Hillside, UT	—	691	1,739	3,870	4,561	1,739	6,300	832	2006	10/4/2017
South Oaks Shopping Center	Live Oak, FL	—	1,742	5,119	1,864	1,943	6,782	8,725	3,067	1976/2022	10/4/2017
Summerville Galleria	Summerville, SC	—	4,104	8,668	1,473	4,651	9,594	14,245	3,302	1989/2014	10/4/2017
The Oaks	Hudson, FL	—	3,876	6,668	11,966	4,726	17,784	22,510	3,106	1981/2022	10/4/2017
Riverplace Centre	Noblesville, IN	5,175	3,890	4,044	1,025	4,008	4,951	8,959	2,609	1992/2020	10/4/2017
Towne Crossing Shopping Center	Mesquite, TX	—	5,358	15,584	2,595	5,507	18,030	23,537	5,717	1984/2016	10/4/2017
Village at Waterford	Midlothian, VA	—	2,702	5,194	992	3,019	5,869	8,888	2,119	1991/2016	10/4/2017
Windsor Center	Dallas, NC	—	2,488	5,186	639	2,643	5,670	8,313	2,566	1974/2015	10/4/2017
12 West Marketplace	Litchfield, MN	—	835	3,538	186	1,007	3,552	4,559	1,931	1989/2010	10/4/2017
Willowbrook Commons	Nashville, TN	—	5,384	6,002	824	5,767	6,443	12,210	2,450	2005	10/4/2017
Edgewood Towne Center	Edgewood, PA	—	10,029	22,535	3,359	10,852	25,071	35,923	9,683	1990/2021	10/4/2017
Everson Pointe	Snellville, GA	7,734	4,222	8,421	537	4,377	8,803	13,180	3,058	1999	10/4/2017
Village Square of Delafield	Delafield, WI	8,257	6,206	6,869	498	6,526	7,047	13,573	2,941	2007/2017	10/4/2017
Shoppes of Lake Village	Leesburg, FL	—	7,193	3,795	7,108	7,581	10,515	18,096	3,682	1987/2021	2/26/2018
Sierra Vista Plaza	Murrieta, CA	—	9,824	11,669	2,572	10,472	13,593	24,065	3,665	1991/2021	9/28/2018
Wheat Ridge Marketplace	Wheat Ridge, CO	—	7,926	8,393	1,410	8,490	9,239	17,729	3,024	1996/2019	10/3/2018
Atlantic Plaza	North Reading, MA	—	12,341	12,699	2,276	12,667	14,649	27,316	4,674	1959/2014	11/9/2018
Staunton Plaza	Staunton, VA	—	4,818	14,380	102	4,883	14,417	19,300	3,245	2006	11/16/2018
Bethany Village	Alpharetta, GA	—	6,138	8,355	837	6,246	9,084	15,330	2,430	2001	11/16/2018
Northpark Village	Lubbock, TX	—	3,087	6,047	388	3,242	6,280	9,522	1,540	1990	11/16/2018
Kings Crossing	Sun City Center, FL	10,467	5,654	11,225	571	5,887	11,563	17,450	2,889	2000/2018	11/16/2018
Lake Washington Crossing	Melbourne, FL	—	4,222	13,553	3,192	4,369	16,598	20,967	3,499	1987/2023	11/16/2018
Kipling Marketplace	Littleton, CO	—	4,020	10,405	622	4,201	10,846	15,047	3,155	1983/2009	11/16/2018

SCHEDULE III—REAL ESTATE ASSETS AND ACCUMULATED DEPRECIATION

December 31, 2023

(in thousands)

| Property Name | City, State | Encumbrances[1] | Initial Cost | | Costs Capitalized Subsequent to Acquisition[2] | Gross Amount Carried at End of Period[3] | | | Accumulated Depreciation | Date Constructed/ Renovated | Date Acquired |
			Land and Improvements	Buildings and Improvements		Land and Improvements	Buildings and Improvements	Total			
MetroWest Village	Orlando, FL	—	6,841	15,333	1,539	7,164	16,549	23,713	4,087	1990	11/16/2018
Spring Cypress Village	Houston, TX	—	9,579	14,567	1,939	9,792	16,293	26,085	3,972	1982/2012	11/16/2018
Commonwealth Square	Folsom, CA	—	9,955	12,586	1,432	10,129	13,844	23,973	4,862	1987	11/16/2018
Point Loomis	Milwaukee, WI	—	4,171	4,901	2,183	4,171	7,084	11,255	2,812	1965/2022	11/16/2018
Shasta Crossroads	Redding, CA	—	9,598	18,643	(2,455)	8,462	17,324	25,786	3,498	1989/2016	11/16/2018
Milan Plaza	Milan, MI	—	925	1,974	329	1,064	2,164	3,228	1,396	1960/2018	11/16/2018
Hilander Village	Roscoe, IL	—	2,571	7,461	2,329	2,667	9,694	12,361	3,284	1994/2022	11/16/2018
Laguna 99 Plaza	Elk Grove, CA	—	5,422	16,952	247	5,444	17,177	22,621	4,000	1992/2015	11/16/2018
Southfield Center	St. Louis, MO	—	5,612	13,643	1,929	6,535	14,649	21,184	4,074	1987/2021	11/16/2018
Waterford Park Plaza	Plymouth, MN	—	4,935	19,543	417	5,149	19,746	24,895	5,032	1989/2023	11/16/2018
Colonial Promenade	Winter Haven, FL	—	12,403	22,097	893	12,464	22,929	35,393	6,858	1986/2008	11/16/2018
Willimantic Plaza	Willimantic, CT	—	3,596	8,859	388	3,792	9,051	12,843	3,432	1968/2024	11/16/2018
Quivira Crossings	Overland Park, KS	—	7,512	10,729	1,684	8,251	11,674	19,925	3,870	1996/2015	11/16/2018
Spivey Junction	Stockbridge, GA	—	4,083	10,414	238	4,204	10,531	14,735	2,768	1998	11/16/2018
Plaza Farmington	Farmington, NM	—	6,322	9,619	485	6,711	9,715	16,426	2,874	2004	11/16/2018
Harvest Plaza	Akron, OH	—	2,693	6,083	282	2,865	6,193	9,058	1,803	1974/2015	11/16/2018
Oakhurst Plaza	Seminole, FL	—	2,782	4,506	540	2,974	4,854	7,828	1,569	1974/2001	11/16/2018
Old Alabama Square	Johns Creek, GA	—	10,782	17,359	1,446	10,885	18,702	29,587	4,503	2000	11/16/2018
North Point Landing	Modesto, CA	20,061	8,040	28,422	1,186	8,230	29,418	37,648	6,453	1964/2008	11/16/2018
Glenwood Crossing	Cincinnati, OH	—	4,581	3,922	178	4,607	4,074	8,681	1,803	1999/2015	11/16/2018
Rosewick Crossing	La Plata, MD	—	8,252	23,507	1,006	8,360	24,405	32,765	5,742	2008	11/16/2018
Vineyard Center	Templeton, CA	4,943	1,753	6,406	202	1,796	6,565	8,361	1,473	2007	11/16/2018
Ocean Breeze Plaza	Ocean Breeze, FL	—	6,416	9,986	951	6,513	10,840	17,353	2,941	1993/2010	11/16/2018
Central Valley Marketplace	Ceres, CA	15,526	6,163	17,535	83	6,180	17,601	23,781	4,019	2005	11/16/2018
51st & Olive Square	Glendale, AZ	—	2,236	9,038	480	2,593	9,161	11,754	2,448	1975/2007	11/16/2018
West Acres Shopping Center	Fresno, CA	—	4,866	5,627	635	5,091	6,037	11,128	2,556	1990/2015	11/16/2018
Meadows on the Parkway	Boulder, CO	—	23,953	32,744	1,800	24,340	34,157	58,497	7,840	1989	11/16/2018
Wyandotte Plaza	Kansas City, KS	—	5,204	17,566	774	5,343	18,201	23,544	4,394	1961/2015	11/16/2018
Broadlands Marketplace	Broomfield, CO	—	7,434	9,459	1,125	8,002	10,016	18,018	2,921	2002	11/16/2018
Village Center	Racine, WI	—	6,051	26,473	1,211	6,253	27,482	33,735	7,205	2002/2021	11/16/2018
Shoregate Town Center	Willowick, OH	—	7,152	16,282	6,979	7,386	23,027	30,413	7,508	1958/2022	11/16/2018
Plano Market Street	Plano, TX	—	14,837	33,178	1,973	15,166	34,822	49,988	7,640	2009	11/16/2018
Island Walk Shopping Center	Fernandina Beach, FL	—	8,190	19,992	1,301	8,297	21,186	29,483	5,758	1987/2012	11/16/2018
Normandale Village	Bloomington, MN	10,777	8,390	11,407	2,113	8,977	12,933	21,910	4,996	1973/2017	11/16/2018

SCHEDULE III—REAL ESTATE ASSETS AND ACCUMULATED DEPRECIATION

December 31, 2023

(in thousands)

Property Name	City, State	Encumbrances[1]	Initial Cost Land and Improvements	Initial Cost Buildings and Improvements	Costs Capitalized Subsequent to Acquisition[2]	Gross Amount Carried at End of Period[3] Land and Improvements	Gross Amount Carried at End of Period[3] Buildings and Improvements	Total	Accumulated Depreciation	Date Constructed/ Renovated	Date Acquired
North Pointe Plaza	North Charleston, SC	—	10,232	26,348	1,393	10,817	27,156	37,973	8,129	1989/2022	11/16/2018
Palmer Town Center	Easton, PA	—	7,331	23,525	1,768	7,390	25,234	32,624	6,113	2005	11/16/2018
Alico Commons	Fort Myers, FL	—	4,670	16,557	638	4,965	16,900	21,865	4,008	2009/2020	11/16/2018
Windover Square	Melbourne, FL	11,048	4,115	13,309	472	4,225	13,671	17,896	3,207	1984/2010	11/16/2018
Rockledge Square	Rockledge, FL	—	3,477	4,469	4,208	3,761	8,393	12,154	1,651	1985/2022	11/16/2018
Fairfield Commons	Lakewood, CO	—	8,802	29,946	2,085	8,924	31,909	40,833	6,878	1985/2014	11/16/2018
Cocoa Commons	Cocoa, FL	—	4,838	8,247	1,454	4,915	9,624	14,539	3,177	1986/2000	11/16/2018
Hamilton Mill Village	Dacula, GA	—	7,059	9,734	550	7,193	10,150	17,343	2,918	1996/2016	11/16/2018
Sheffield Crossing	Sheffield Village, OH	—	8,841	10,232	360	9,051	10,382	19,433	3,469	1989/2013	11/16/2018
The Shoppes at Windmill Place	Batavia, IL	—	8,186	16,005	885	8,344	16,732	25,076	4,317	1991/1997	11/16/2018
Stone Gate Plaza	Crowley, TX	—	5,261	7,007	1,260	5,423	8,105	13,528	2,231	2003	11/16/2018
Everybody's Plaza	Cheshire, CT	—	2,520	10,096	683	2,568	10,731	13,299	2,377	1960/2014	11/16/2018
Lakewood City Center	Lakewood, OH	—	1,593	10,308	406	1,685	10,622	12,307	2,331	1991/2011	11/16/2018
Carriagetown Marketplace	Amesbury, MA	—	7,084	15,492	1,107	7,171	16,512	23,683	4,499	2000	11/16/2018
Crossroads of Shakopee	Shakopee, MN	—	8,869	20,320	1,212	9,062	21,339	30,401	6,252	1998	11/16/2018
Broadway Pavilion	Santa Maria, CA	—	8,512	20,427	788	8,591	21,136	29,727	5,311	1987	11/16/2018
Sanibel Beach Place	Fort Myers, FL	—	3,918	7,043	2,441	4,434	8,968	13,402	2,195	2003/2022	11/16/2018
Shoppes at Glen Lakes	Weeki Wachee, FL	—	4,662	7,473	618	4,780	7,973	12,753	2,230	2008	11/16/2018
Bartow Marketplace	Cartersville, GA	19,305	11,944	24,610	841	12,080	25,315	37,395	8,851	1995	11/16/2018
Bloomingdale Hills	Riverview, FL	—	4,384	5,179	429	4,479	5,513	9,992	2,212	2002/2012	11/16/2018
University Plaza	Amherst, NY	—	6,402	9,800	1,056	6,452	10,806	17,258	4,128	1980/2020	11/16/2018
McKinney Market Street	McKinney, TX	244	10,941	16,061	1,714	11,085	17,631	28,716	5,044	2003/2017	11/16/2018
Montville Commons	Montville, CT	—	12,417	11,091	609	12,549	11,568	24,117	4,183	2007	11/16/2018
Shaw's Plaza Raynham	Raynham, MA	—	8,378	26,829	1,103	8,428	27,882	36,310	7,391	1965/2022	11/16/2018
Suntree Square	Southlake, TX	—	6,335	15,642	671	6,424	16,224	22,648	3,667	2000	11/16/2018
Green Valley Plaza	Henderson, NV	—	7,284	16,879	605	7,358	17,410	24,768	4,292	1978/1982	11/16/2018
Crosscreek Village	St. Cloud, FL	—	3,821	9,604	598	3,984	10,039	14,023	2,731	2008	11/16/2018
Market Walk	Savannah, GA	—	20,678	31,836	3,827	20,919	35,422	56,341	8,675	2014/2022	11/16/2018
Livonia Plaza	Livonia, MI	—	4,118	17,037	870	4,288	17,737	22,025	4,570	1988/2014	11/16/2018
Franklin Centre	Franklin, WI	—	6,353	5,482	615	6,480	5,970	12,450	3,517	1994/2018	11/16/2018
Plaza 23	Pompton Plains, NJ	—	11,412	40,145	5,648	11,907	45,298	57,205	9,386	1963/2021	11/16/2018
Shorewood Crossing	Shorewood, IL	—	9,468	20,993	2,882	9,651	23,692	33,343	6,388	2001/2020	11/16/2018
Herndon Place	Fresno, CA	—	7,148	10,071	(611)	6,881	9,727	16,608	2,729	2005	11/16/2018
Windmill Marketplace	Clovis, CA	—	2,775	7,299	(170)	2,827	7,077	9,904	1,345	2001	11/16/2018
Riverlakes Village	Bakersfield, CA	—	8,567	15,242	2,897	8,950	17,756	26,706	3,964	1997/2022	11/16/2018

SCHEDULE III—REAL ESTATE ASSETS AND ACCUMULATED DEPRECIATION

December 31, 2023

(in thousands)

			Initial Cost		Costs Capitalized Subsequent to Acquisition[2]	Gross Amount Carried at End of Period[3]					
Property Name	City, State	Encumbrances[1]	Land and Improvements	Buildings and Improvements		Land and Improvements	Buildings and Improvements	Total	Accumulated Depreciation	Date Constructed/ Renovated	Date Acquired
Evans Towne Centre	Evans, GA	—	4,018	7,013	389	4,145	7,275	11,420	2,134	1995/2017	11/16/2018
Mansfield Market Center	Mansfield, TX	—	4,672	13,154	498	4,851	13,473	18,324	3,074	2015	11/16/2018
Ormond Beach Mall	Ormond Beach, FL	—	4,954	7,006	1,054	5,088	7,926	13,014	2,555	1967/2018	11/16/2018
Heritage Plaza	Carol Stream, IL	—	6,205	16,507	939	6,320	17,331	23,651	4,320	1988/2018	11/16/2018
Mountain Crossing	Dacula, GA	2,794	6,602	6,835	37	6,303	7,171	13,474	2,081	1997	11/16/2018
Seville Commons	Arlington, TX	—	4,689	12,602	1,025	4,859	13,457	18,316	3,327	1987/2022	11/16/2018
Cinco Ranch at Market Center	Katy, TX	—	5,553	14,063	645	5,711	14,550	20,261	3,299	2007/2023	12/12/2018
Naperville Crossings	Naperville, IL	25,380	15,765	30,881	4,474	16,612	34,508	51,120	8,545	2007/2021	4/26/2019
Orange Grove Shopping Center	North Fort Myers, FL	—	2,637	7,340	571	3,124	7,424	10,548	1,798	1999	10/31/2019
Sudbury Crossing	Sudbury, MA	—	6,483	12,933	5,931	6,516	18,831	25,347	2,752	1984/2021	10/31/2019
Ashburn Farm Market Center	Ashburn, VA	—	14,035	16,648	555	14,090	17,148	31,238	3,394	2000	10/31/2019
Alameda Crossing	Avondale, AZ	—	7,785	19,875	4,903	8,074	24,489	32,563	6,155	2005/2021	11/16/2019
Del Paso Marketplace	Sacramento, CA	—	5,722	12,242	1,345	6,102	13,207	19,309	2,562	2006/2016	12/12/2019
Hickory Flat Commons	Canton, GA	—	6,976	11,786	1,030	7,389	12,403	19,792	2,677	2008/2020	8/17/2020
Roxborough Marketplace	Littleton, CO	—	4,105	12,668	2,193	4,753	14,213	18,966	2,270	2005/2021	10/5/2020
Cinco Ranch Station II	Katy, TX	—	1,045	—	2,742	1,051	2,736	3,787	109	2023	1/26/2021
West Village Center	Chanhassen, MN	—	10,860	11,281	1,552	11,268	12,425	23,693	2,071	1994/2021	2/4/2021
Hickory Creek Plaza	Denton, TX	—	5,370	2,710	324	5,542	2,862	8,404	561	2007	2/25/2021
Foxridge Plaza	Centennial, CO	—	3,740	11,636	1,664	4,465	12,575	17,040	1,381	1983/2022	8/20/2021
Valrico Commons	Valrico, FL	—	7,522	26,480	896	8,113	26,785	34,898	2,560	1986/2021	8/25/2021
Market Place at Pabst Farms	Oconomowoc, WI	—	6,204	17,199	421	6,519	17,305	23,824	1,972	2005/2020	10/13/2021
Arapahoe Marketplace	Greenwood Village, CO	—	13,779	49,330	1,756	14,870	49,995	64,865	4,428	1977/2022	10/19/2021
Loganville Town Center	Loganville, GA	—	5,309	7,920	2,170	5,447	9,952	15,399	2,447	1997/2023	11/5/2021
Town & Country Village	Sacramento, CA	—	21,894	35,793	2,106	22,199	37,594	59,793	3,468	1950/2022	11/12/2021
Sprouts Plaza	Las Vegas, NV	—	5,104	22,622	1,396	5,472	23,650	29,122	1,951	1995/2022	12/3/2021
Rainbow Plaza	Las Vegas, NV	—	7,158	30,171	1,209	7,897	30,641	38,538	2,574	1989/2022	12/3/2021
Cascades Overlook	Sterling, VA	—	16,241	41,449	1,930	16,442	43,178	59,620	2,838	2016	1/14/2022
Oak Meadows Marketplace	Georgetown, TX	—	4,847	15,848	440	5,047	16,088	21,135	1,038	2018	2/1/2022
Shoppes at Avalon	Spring Hill, FL	—	9,184	7,740	1,061	9,805	8,180	17,985	810	2009/2022	2/14/2022
Centennial Lakes Plaza	Edina, MN	—	13,582	51,052	1,860	13,943	52,551	66,494	2,934	1989/2022	5/13/2022
Crossroads Towne Center	North Las Vegas, NV	—	25,226	27,638	723	25,665	27,922	53,587	3,130	2007/2021	8/15/2022
Chinoe Center	Lexington, KY	—	3,841	14,001	957	4,111	14,688	18,799	1,026	1984/2023	11/21/2022

SCHEDULE III—REAL ESTATE ASSETS AND ACCUMULATED DEPRECIATION

December 31, 2023

(in thousands)

			Initial Cost		Costs Capitalized Subsequent to Acquisition[2]	Gross Amount Carried at End of Period[3]					
Property Name	City, State	Encumbrances[1]	Land and Improvements	Buildings and Improvements		Land and Improvements	Buildings and Improvements	Total	Accumulated Depreciation	Date Constructed/ Renovated	Date Acquired
Sunridge Plaza	Rancho Cordova, CA	—	12,004	21,375	365	12,261	21,483	33,744	1,080	2017	12/20/2022
Providence Commons	Mt. Juliet, TN	—	7,425	18,665	979	7,652	19,417	27,069	822	2009	1/19/2023
Village Shoppes at Windermere	Suwanee, GA	9,754	5,747	12,698	355	5,948	12,852	18,800	497	2008	3/16/2023
Town Center at Jensen Beach	Jensen Beach, FL	—	6,042	10,731	960	6,372	11,361	17,733	636	2000	3/27/2023
Shops at Sunset Lakes	Miramar, FL	—	5,872	7,775	284	6,056	7,875	13,931	467	1999	3/27/2023
Lake Pointe Market	Rowlett, TX	—	3,490	9,410	424	3,764	9,560	13,324	180	2002	8/16/2023
Contra Loma Station OP L.P.	Antioch, CA	—	224	—	63	224	63	287	21	-	8/29/2023
Mansell Village	Roswell, GA	—	4,470	11,624	—	4,470	11,624	16,094	138	2003/2013	10/30/2023
Riverpark Shopping Center	Sugar Land, TX	—	24,270	49,449	5	24,270	49,454	73,724	442	2003	11/13/2023
Apache Shoppes	Rochester, MN	—	1,807	3,709	—	1,807	3,709	5,516	37	2005	12/4/2023
Maple View	Grayslake, IL	—	5,256	9,767	—	5,256	9,767	15,023	55	1999	12/4/2023
Maple View	Grayslake, IL	—	1,621	3,307	—	1,621	3,307	4,928	14	1999	12/4/2023
Quail Pointe	Fair Oaks, CA	—	7,492	33,594	—	7,492	33,594	41,086	103	1987	12/5/2023
Glenbrook Marketplace	Glenview, IL	—	3,152	8,807	—	3,152	8,807	11,959	34	1992/2014	12/11/2023
Northlake Station LLC[5]	Cincinnati, OH	—	2,327	11,806	1,663	2,763	13,033	15,796	3,264	1985	10/6/2006
Corporate Adjustments[6]		—	6	2,734	(5,301)	(3,580)	1,019	(2,561)	1,143		
Totals		$490,677	$1,685,276	$3,458,965	$442,430	$1,768,487	$3,818,184	$5,586,671	$1,186,630		

(1) Encumbrances do not include our finance leases.

(2) Reductions to costs capitalized subsequent to acquisition are generally attributable to parcels/outparcels sold, impairments, and assets held-for-sale.

(3) The aggregate basis of properties for federal income tax purposes is approximately $5.5 billion at December 31, 2023.

(4) The main shopping center at this location was sold and we currently only own an outparcel.

(5) Amounts consist of corporate building and land.

(6) Amounts consist of elimination of intercompany construction management fees charged by the property manager to the real estate assets.

Reconciliation of real estate assets at cost:

		2023		2022
Balance at January 1	$	5,246,279	$	4,942,426
Additions during the year:				
Real estate acquisitions		260,856		268,126
Net additions to/improvements of real estate		94,446		103,656
Deductions during the year:				
Real estate dispositions		(14,910)		(65,882)
Impairment of real estate		—		(2,047)
Balance at December 31	$	5,586,671	$	5,246,279

Reconciliation of accumulated depreciation:

		2023		2022
Balance at January 1	$	1,001,863	$	834,123
Additions during the year:				
Depreciation expense		188,913		182,119
Deductions during the year:				
Accumulated depreciation of real estate dispositions		(4,146)		(12,644)
Impairment of real estate		—		(1,735)
Balance at December 31	$	1,186,630	$	1,001,863

* * * * *

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized this 12th day of February 2024.

PHILLIPS EDISON & COMPANY, INC.

By: _____
/s/   JEFFREY S. EDISON

Jeffrey S. Edison
Chairman of the Board and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

<u>Signature</u>	<u>Title</u>	<u>Date</u>
/S/ JEFFREY S. EDISON **Jeffrey S. Edison**	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	February 12, 2024
/S/ JOHN P. CAULFIELD **John P. Caulfield**	Executive Vice President, Chief Financial Officer, and Treasurer (Principal Financial Officer)	February 12, 2024
/S/ JENNIFER L. ROBISON **Jennifer L. Robison**	Senior Vice President and Chief Accounting Officer (Principal Accounting Officer)	February 12, 2024
/S/ LESLIE T. CHAO **Leslie T. Chao**	Director	February 12, 2024
/S/ ELIZABETH FISCHER **Elizabeth Fischer**	Director	February 12, 2024
/S/ STEPHEN R. QUAZZO **Stephen R. Quazzo**	Director	February 12, 2024
/S/ JANE SILFEN **Jane Silfen**	Director	February 12, 2024
/S/ JOHN A. STRONG **John A. Strong**	Director	February 12, 2024
/S/ ANTHONY TERRY **Anthony Terry**	Director	February 12, 2024
/S/ PARILEE EDISON WANG **Parilee Edison Wang**	Director	February 12, 2024
/S/ GREGORY S. WOOD **Gregory S. Wood**	Director	February 12, 2024